UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Book Income vs. Managerial Income vs. Adjusted Income Statement	25
2 - Economic and Financial Analysis	29
Statement of Financial Position	30
Adjusted Income Statement	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin – Interest	32
• Loan Financial Margin – Interest	34
• Funding Financial Margin – Interest	49
• Securities / Other Financial Margin – Interest	54
• Insurance Financial Margin – Interest	54
– Financial Margin – Non-Interest	55
Insurance, Pension Plans and Capitalization Bonds	56
– Bradesco Vida e Previdência	63
– Bradesco Saúde e Mediservice	65
– Bradesco Capitalização	66
– Bradesco Auto/RE	68
Fee and Commission Income	70
Personnel and Administrative Expenses	76
– Operating Coverage Ratio	79
Tax Expenses	79
Equity in the Earnings (Losses) of Unconsolidated Companies	80
Operating Income	80
Non-Operating Income	81
3 - Return to Shareholders	83
Sustainability	84
Investor Relations Area – IR	85
Corporate Governance	85
Bradesco Shares	86
Market Capitalization	89
Main Indicators	90
Dividends / Interest on Shareholders’ Equity	91
Weight on Main Stock Indexes	91
4 - Additional Information	93
Market Share of Products and Services	94
Reserve Requirements/Liabilities	95
Investments in Infrastructure, Information Technology and Telecommunications	96
Risk Management	98
Capital Management	98
Capital Adequacy Ratio	99
Disclosure to the Market	100
5 - Independent Auditor’s Report	101
Reasonable assurance report from independent auditor on the supplementary accounting information	102
6 - Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report	105

Bradesco      1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of customers or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.

Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

   2   Report on Economic and Financial Analysis – June 2013

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

               Press Release

Highlights

The main figures of Bradesco in the first half of 2013 are presented below:

1.    Adjusted Net Income(1) for the first half of 2013 stood at R$5.921 billion (a 3.7% increase compared to the R$5.712 billion recorded in the same period of the previous year), corresponding to earnings per share of R$2.79 in the last 12 months, and Return on Average Adjusted Shareholders’ Equity(2) of 18.8%.

2.   Adjusted Net Income is composed of R$4.060 billion from financial activities, representing 68.6% of the total, and R$1.861 billion from insurance, pension plan and capitalization bond operations, which accounted for 31.4%.

3.  On June 30, 2013, Bradesco’s market capitalization stood at R$124.716 billion(3), up 18.9% over the same period in 2012. As of May 2013, Bradesco common shares compose the Ibovespa index.

4.  Total Assets stood at R$896.697 billion in June 2013, an 8.0% increase over the same period in 2012. Return on Total Average Assets was 1.3%.

5.  The Expanded Loan Portfolio(4) stood at R$402.517 billion in June 2013, up 10.3% during the same period in 2012. Operations with individuals totaled R$123.562 billion (up 10.1% from June 2012), while operations with companies totaled R$278.955 billion (up 10.4% from June 2012).

6.   Assets under Management stood at R$1.234 trillion, a 9.1% increase from June 2012.

7.   Shareholders’ Equity stood at R$66.028 billion in June 2013, up 3.3% from June 2012. Capital Adequacy Ratio stood at 15.4% in June 2013, 11.6% of which fell under Tier I Capital.

8.     Interest on Shareholders’ Equity were paid and recorded in provision to shareholders in the amount of R$2.066 billion for the first half of 2013, R$1.305 billion of which was paid as monthly and interim interest and R$761 million was recorded in provision.

9.    Interest Financial Margin stood at R$21.078 billion, up 1.6% in comparison with the first half of 2012.

10.The Delinquency Ratio over 90 days dropped 0.5 p.p. in the last 12 months and stood at 3.7% on June 30, 2013 (4.2% on June 30, 2012).

11.The Efficiency Ratio(5) improved by 0.6 p.p. (from 42.4% in June 2012 to 41.8% in June 2013), and the “adjusted-to-risk” efficiency ratio stood at 52.6% (53.1% in June 2012).

12.Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$24.191 billion in the first half of 2013, up 15.3% over 2012. Technical Reserves stood at R$131.819 billion, up 17.9% from June 2012.

13.Investments in infrastructure, information technology and telecommunications amounted to R$2.296 billion in the first half of 2013, up 15.6% over the same period in 2012.

14.Taxes and contributions, including social security, paid or recorded in provision, amounted to R$12.991 billion in the first half, of which R$4.894 billion referred to taxes withheld and collected from third parties and R$8.097 billion from Bradesco Organization activities, equivalent  to 136.8% of Adjusted Net Income (1).

15.Bradesco has an extensive customer service network in Brazil, with 4,692 Branches and 3,795 Service Branches - PAs. Customers can also use 1,454 PAEs – ATMs (Automatic Teller Machines) in companies, 44,819 Bradesco Expresso  service points, 34,322 Bradesco Dia & Noite ATMs and 13,650 ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – June 2013

Press Release

Highlights

16.Payroll, plus charges and benefits, totaled R$5.316 billion. Social benefits provided to the 101,951 employees of the Bradesco Organization and their dependents amounted to R$1.311 billion, while investments in training and development programs totaled R$39.062 million.

17. Major Awards and Acknowledgments in the period:

•      Bradesco stands out as the best ranked Brazilian private financial institution, according to the American magazine Fortune, which publishes a list of the world’s 500 largest companies;

•      It was recognized the Best Bank in Brazil, in the 2013 Euromoney Awards for Excellence, conducted by the British magazine Euromoney;

•      Bradesco is the most valuable brand in Latin America, according to Millward Brown consulting firm;

•      Bradesco was granted the 2012 Publicly-Held Company award, promoted by Apimec. It recognizes companies that have invested in long-term relationship and open dialog with investors;

•      It stood out in the Melhores e Maiores yearbook in the 2013 edition: ranked first among the 200 Largest Groups in terms of Net Revenue in 2012 and the 10 Largest Banks in terms of Net Income in 2012, in addition to ranking first among financial institutions in terms of loans to medium-sized companies and credit card issues. In the Insurance segment, Grupo Bradesco Seguros e Previdência was ranked in three positions among the ten largest insurance companies in the country with Bradesco Saúde, to which was granted the first place, Bradesco Vida e Previdência and Bradesco Auto/RE, according to the Exame  magazine);

•      It is among the 100 largest world companies in market capitalization, according to the consulting firm PricewaterhouseCoopers;

•      One of the best companies to start the career, according to Guia Você S/A, in partnership with the Administration Institute Foundation – FIA and Cia. de Talentos); and

•      BRAM – Bradesco Asset Management was considered one of the best fund managers of Brazil and also the best equities manager in the country, according to ValorInveste magazine / Valor Econômico newspaper.

18.With regards to sustainability, Bradesco divides its actions into three pillars:(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2013, an estimated budget of R$460.961 million will benefit 106,843 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 47 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco will also assist another 350,000 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students will complete at least one of the many courses offered by the Virtual School. Furthermore, another 68,323 people will benefit from projects and actions in partnerships with CIDs - Digital Inclusion Centers, the Educa+Ação Program and Technology courses (Educar e Aprender– Educate and Learn).

Bradesco      5

               Press Release

Main Information

	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	Variation %
									2Q13 x 1Q13	2Q13 x 2Q12
Income Statement for the Period - R$ million
Book Net Income	2,949	2,919	2,893	2,862	2,833	2,793	2,726	2,815	1.0	4.1
Adjusted Net Income	2,978	2,943	2,918	2,893	2,867	2,845	2,771	2,864	1.2	3.9
Total Financial Margin	10,587	10,706	11,109	10,955	11,034	10,695	10,258	10,230	(1.1)	(4.1)
Gross Loan Financial Margin	7,634	7,414	7,527	7,460	7,362	7,181	7,162	6,928	3.0	3.7
Net Loan Financial Margin	4,540	4,305	4,317	4,157	3,955	4,087	4,501	4,149	5.5	14.8
Allowance for Loan Losses (ALL) Expenses	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(0.5)	(9.2)
Fee and Commission Income	4,983	4,599	4,675	4,438	4,281	4,118	4,086	3,876	8.3	16.4
Administrative and Personnel Expenses	(6,769)	(6,514)	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	3.9	4.3
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,238	10,953	13,216	10,104	11,570	9,418	11,138	9,025	20.9	14.4
Statement of Financial Position - R$ million
Total Assets	896,697	894,467	879,092	856,288	830,520	789,550	761,533	722,289	0.2	8.0
Securities	309,027	300,600	315,487	319,537	322,507	294,959	265,723	244,622	2.8	(4.2)
Loan Operations (1)	402,517	391,682	385,529	371,674	364,963	350,831	345,724	332,335	2.8	10.3
- Individuals	123,562	119,231	117,540	114,536	112,235	109,651	108,671	105,389	3.6	10.1
- Corporate	278,955	272,451	267,989	257,138	252,728	241,181	237,053	226,946	2.4	10.4
Allowance for Loan Losses (ALL)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	0.4	3.7
Total Deposits	208,485	205,870	211,858	212,869	217,070	213,877	217,424	224,664	1.3	(4.0)
Technical Reserves	131,819	127,367	124,217	117,807	111,789	106,953	103,653	97,099	3.5	17.9
Shareholders' Equity	66,028	69,442	70,047	66,047	63,920	58,060	55,582	53,742	(4.9)	3.3
Assets under Management	1,233,546	1,243,170	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	973,194	(0.8)	9.1
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2) (3)	2.79	2.77	2.74	2.71	2.70	2.69	2.67	2.65	0.7	3.3
Book Value per Common and Preferred Share - R$ (3)	15.72	16.54	16.68	15.73	15.22	13.83	13.23	12.80	(4.9)	3.3
Annualized Return on Average Shareholders' Equity (4) (5)	18.8	19.5	19.2	19.9	20.6	21.4	21.3	22.4	(0.7) p.p.	(1.8) p.p.
Annualized Return on Average Assets (5)	1.3	1.3	1.4	1.4	1.4	1.5	1.6	1.7	-	(0.1) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.2	7.3	7.6	7.6	7.9	7.9	7.8	8.0	(0.1) p.p.	(0.7) p.p.
Fixed Assets Ratio - Total Consolidated	17.3	16.5	16.9	19.0	18.2	19.9	21.0	16.7	0.8 p.p.	(0.9) p.p.
Combined Ratio - Insurance (6)	85.5	86.0	86.6	86.5	85.0	85.6	83.6	86.2	(0.5) p.p.	0.5 p.p.
Efficiency Ratio (ER) (2)	41.8	41.5	41.5	42.1	42.4	42.7	43.0	42.7	0.3 p.p.	(0.6) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	69.6	67.7	66.5	64.4	63.2	62.9	62.2	62.7	1.9 p.p.	6.4 p.p.
Market Capitalization - R$ million (7)	124,716	145,584	131,908	113,102	104,869	113,021	106,971	96,682	(14.3)	18.9
Loan Portfolio Quality % (8)
ALL / Loan Portfolio	7.0	7.2	7.3	7.4	7.4	7.5	7.3	7.3	(0.2) p.p.	(0.4) p.p.
Non-Performing Loans (>60 days (9) / Loan Portfolio)	4.6	4.9	5.0	5.1	5.1	5.1	4.8	4.6	(0.3) p.p.	(0.5) p.p.
Delinquency Ratio (> 90 days (9) / Loan Portfolio)	3.7	4.0	4.1	4.1	4.2	4.1	3.9	3.8	(0.3) p.p.	(0.5) p.p.
Coverage Ratio (> 90 days (9))	188.6	179.4	178.2	179.0	177.4	181.7	184.4	194.0	9.2 p.p.	11.2 p.p.
Coverage Ratio (> 60 days (9))	153.5	146.0	147.3	144.8	144.0	146.6	151.8	159.6	7.5 p.p.	9.5 p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.4	15.6	16.1	16.0	17.0	15.0	15.1	14.7	(0.2) p.p.	(1.6) p.p.
- Tier I	11.6	11.0	11.0	11.3	11.8	12.0	12.4	12.2	0.6 p.p.	(0.2) p.p.
- Tier II	3.8	4.6	5.1	4.7	5.2	3.0	2.7	2.5	(0.8) p.p.	(1.4) p.p.

   6   Report on Economic and Financial Analysis – June 2013

Press Release

Main Information

	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Variation %
									Jun13 x Mar13	Jun13 x Jun12
Structural Information - Units
Service Points	70,829	69,528	68,917	67,225	65,370	62,759	59,721	55,832	1.9	8.4
- Branches	4,692	4,687	4,686	4,665	4,650	4,636	4,634	3,945	0.1	0.9
- PAs (10)	3,795	3,786	3,781	3,774	3,243	2,986	2,962	2,990	0.2	17.0
- PAEs (10)	1,454	1,457	1,456	1,456	1,476	1,497	1,477	1,589	(0.2)	(1.5)
- External Bradesco ATMs (11)	3,498	3,712	3,809	3,954	3,992	3,974	3,913	3,953	(5.8)	(12.4)
- Banco24Horas Network ATMs (11)	11,154	10,966	10,818	10,464	10,459	10,583	10,753	10,815	1.7	6.6
- Bradesco Expresso (Correspondent Banks)	44,819	43,598	43,053	41,713	40,476	38,065	34,839	31,372	2.8	10.7
- Bradesco Promotora de Vendas	1,404	1,309	1,301	1,186	1,061	1,005	1,131	1,157	7.3	32.3
- Branches / Subsidiaries Abroad	13	13	13	13	13	13	12	11	-	-
ATMs	47,972	48,025	47,834	47,542	47,484	47,330	46,971	45,596	(0.1)	1.0
- Bradesco Network	34,322	34,719	34,859	35,128	35,226	35,007	34,516	33,217	(1.1)	(2.6)
- Banco24Horas Network	13,650	13,306	12,975	12,414	12,258	12,323	12,455	12,379	2.6	11.4
Employees	101,951	102,793	103,385	104,100	104,531	105,102	104,684	101,334	(0.8)	(2.5)
Outsourced Employees and Interns	12,647	13,070	12,939	13,013	12,661	12,659	11,699	10,731	(3.2)	(0.1)
Customers - in millions
Active Checking Account Holders (12) (13)	26.2	25.8	25.7	25.6	25.6	25.4	25.1	24.7	1.6	2.3
Savings Accounts (14)	47.7	46.6	48.6	48.3	45.2	41.3	43.4	40.6	2.4	5.5
Insurance Group	44.2	42.9	43.1	42.4	41.9	40.8	40.3	39.4	3.0	5.5
- Policyholders	38.4	37.1	37.3	36.7	36.3	35.4	35.0	34.3	3.5	5.8
- Pension Plan Participants	2.4	2.3	2.3	2.3	2.2	2.2	2.2	2.1	4.3	9.1
- Capitalization Bond Customers	3.4	3.5	3.5	3.4	3.4	3.2	3.1	3.0	(2.9)	-
Bradesco Financiamentos (12)	3.5	3.6	3.7	3.7	3.8	3.8	3.8	4.0	(2.8)	(7.9)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     For comparison purposes, the shares were adjusted according to bonuses and stock splits;

(4)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(5)     Year-to-date adjusted net income;

(6)     Excludes additional reserves;

(7)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(8)     As defined by the Brazilian Central Bank (Bacen);

(9)     Credits overdue;

(10)   PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4072/12; and PAE: ATM located in the premises of a company;

(11)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas network: 1,804 in June 2013; 1,914 in March 2013; 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011 and 2,040 in September 2011;

(12)   Number of customers (Corporate/ Individual Taxpayer ID (CNPJ/CPF);

(13)   Refers to 1st and 2nd holders of checking accounts; and

(14)   Number of accounts.

Bradesco      7

               Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

				R$ million
	1H13	1H12	2Q13	1Q13
Book Net Income	5,868	5,626	2,949	2,919

Non-Recurring Events	53	86	29	24
- Civil Provisions	88	143	48	40
- Tax Effects	(35)	(57)	(19)	(16)

Adjusted Net Income	5,921	5,712	2,978	2,943

ROAE % (1)	18.7	20.3	18.9	19.3

ADJUSTED ROAE % (1)	18.8	20.6	19.1	19.5

(1)    Annualized.

   8   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes	adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	1H13	1H12	Variation		2Q13	1Q13	Variation
			1H13 x 1H12				2Q13 x 1Q13
			Amount	%			Amount	%
Financial Margin	21,293	21,729	(436)	(2.0)	10,587	10,706	(119)	(1.1)
- Interest	21,078	20,740	338	1.6	10,569	10,509	60	0.6
- Non-interest	215	989	(774)	(78.3)	18	197	(179)	(90.9)
ALL	(6,203)	(6,501)	298	(4.6)	(3,094)	(3,109)	15	(0.5)
Gross Income from Financial Intermediation	15,090	15,228	(138)	(0.9)	7,493	7,597	(104)	(1.4)
Income from Insurance, Pension Plans and Capitalization Bonds (1)	2,183	1,830	353	19.3	1,028	1,155	(127)	(11.0)
Fee and Commission Income	9,582	8,399	1,183	14.1	4,983	4,599	384	8.3
Personnel Expenses	(6,250)	(5,925)	(325)	5.5	(3,191)	(3,059)	(132)	4.3
Other Administrative Expenses	(7,033)	(6,842)	(191)	2.8	(3,578)	(3,455)	(123)	3.6
Tax Expenses	(2,140)	(2,003)	(137)	6.8	(1,017)	(1,123)	106	(9.4)
Equity in the Earnings (Losses) of Unconsolidated Companies	15	59	(44)	(74.6)	12	3	9	300.0
Other Operating Income/ (Expenses)	(2,317)	(2,031)	(286)	14.1	(1,147)	(1,170)	23	(2.0)
Operating Result	9,130	8,715	415	4.8	4,583	4,547	36	0.8
Non-Operating Result	(62)	(40)	(22)	55.0	(24)	(38)	14	(36.8)
Income Tax / Social Contribution	(3,091)	(2,929)	(162)	5.5	(1,553)	(1,538)	(15)	1.0
Non-controlling Interest	(56)	(34)	(22)	64.7	(28)	(28)	-	-
Adjusted Net Income	5,921	5,712	209	3.7	2,978	2,943	35	1.2

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the second quarter of 2013, Bradesco posted adjusted net income of R$2,978 million, up 1.2%, or R$35 million over the previous quarter,mainly due to (i) the greater business volume that increased fee and commission income; offset by: (ii) lower financial margin income, impacted by reduced income from non-interest financial margin; and (iii) higher operating expenses.

In the year-over-year comparison, adjusted net income increased by 3.7%, or R$209 million, in the first half of 2013, for Return on Adjusted Average Shareholders’ Equity (ROAE) of 18.8%.

Shareholders’ Equity stood at R$66,028 million in June 2013, up 3.3% over the same period of 2012. The Capital Adequacy Ratio stood at 15.4%, 11.6% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$896,697 million in June 2013, up 8.0% over June 2012, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) came to 1.3%.

   10   Report on Economic and Financial Analysis – June 2013

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Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The “adjusted to risk” ER over the last 12 months, which reflects the impact of risk associated with the loan operations(2) which reached 52.6% in the second quarter of 2013, remaining stable from the previous quarter, mainly due to the decrease in expenses with allowance for loan losses in the monthly comparison.

ER over the last 12 months(1) and quarterly ER increased by 0.3 p.p. and 1.2 p.p. in the second quarter of 2013 from the previous quarter, reaching 41.8% and 42.1%, respectively. This variation was mainly due to the reduction in non-interest financial margin, due to lower gains from the market arbitrage in the quarter.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the second quarter of 2013 would be 44.6%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$119 million decrease between the second and the first quarters of 2013 was mainly due to the lower result from the: (i) non-interest margin, in the amount of R$179 million, due to lower gains from the market arbitrage; and offset: (ii) by the increase in the interest margin, in the amount of R$60 million, as a result of higher gains from Loan and Funding margins.

In the first half of 2013, financial margin came to R$21,293 million, a R$436 million decrease from the same period in 2012, due to: (i) the lower result from the non-interest margin, in the amount of R$774 million, due to lower gains from the market arbitrage, and offset by: (ii) the R$338 million increase in income from interest-earning operations due to an increase in business volume, mainly from Loan and Insurance.

   12   Report on Economic and Financial Analysis – June 2013

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Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	1H13			1H12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	15,048	303,767	10.2%	14,543	277,005	10.9%
Funding	2,061	328,690	1.3%	2,209	334,070	1.3%
Insurance	1,828	128,330	2.9%	1,577	107,966	2.9%
Securities/Other	2,141	304,853	1.4%	2,411	283,699	1.7%

Financial Margin	21,078	-	7.2%	20,740	-	7.6%

	2Q13			1Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,634	309,040	10.3%	7,414	298,495	10.3%
Funding	1,112	330,956	1.4%	949	326,424	1.2%
Insurance	895	130,868	2.8%	933	125,791	3.0%
Securities/Other	928	305,841	1.2%	1,213	303,865	1.6%

Financial Margin	10,569	-	7.2%	10,509	-	7.2%

The annualized interest financial margin rate stood at 7.2% in the second quarter of 2013, remaining stable over the previous quarter.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2013, Bradesco’s expanded loan portfolio totaled R$402.5 billion, which was up 2.8% in the quarter, due to: (i) a 3.6% growth in Individuals; (ii) a 3.5% growth in Small and Medium-sized Entities (SMEs); and (iii) a 1.5% growth in Corporations.

In the last 12 months, the expanded loan portfolio increased 10.3%, driven by: (i) the 11.2% growth in SMEs; (ii) the 10.1% growth in Individuals; and (iii) the 9.7% growth in Corporations.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) export financing; and (ii) real estate financing – corporate plan. To the Individuals segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses

For the fourth consecutive quarter, ALL expenses reduced to R$3,094 million in the second quarter of 2013, down 0.5% from the previous quarter, even considering the 2.6% growth in the loan portfolio – as defined by Bacen in the quarter. This result was due to the reduction in delinquency level, despite the typical higher delinquency in the first months of the year.

In the year-over-year comparison, this expense reduced by 4.6%, even considering the 9.5% increase in loan operations – as defined by Bacen, resulting from the reduced delinquency level in the last 12 months.

   14   Report on Economic and Financial Analysis – June 2013

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

Delinquency ratio, which is based on transactions due over 90 days, had a decrease in all segments, for a 3.7% ratio, down 0.3 p.p. in the quarter and 0.5 p.p. in the last twelve months, confirming a downward trend.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In June 2013, these ratios stood at 153.5% and 188.6%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$21.5 billion in June 2013, was made up of: (i) R$17.5 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the second quarter of 2013 stood at R$931 million (R$930 million in the first quarter of 2013) for annualized Return on Adjusted Shareholders’ Equity of 26.2%.	In the first half of 2013, Net Income came to R$1.861 billion, up 4.2% from Net Income posted in the previous year (R$1.786 billion), a 25.4% return on Adjusted Shareholders’ Equity.

(1)    Excluding additional provisions.

							R$ million (unless otherwise stated)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	Variation %
									2Q13 x 1Q13	2Q13 x 2Q12
Net Income	931	930	964	837	881	905	860	780	0.1	5.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,238	10,953	13,216	10,104	11,570	9,418	11,138	9,025	20.9	14.4
Technical Reserves	131,819	127,367	124,217	117,807	111,789	106,953	103,653	97,099	3.5	17.9
Financial Assets	141,984	141,535	141,540	133,738	128,526	122,147	116,774	110,502	0.3	10.5
Claims Ratio	71.1	69.6	70.5	70.4	71.3	71.9	68.6	71.5	1.5 p.p.	(0.2) p.p.
Combined Ratio	85.5	86.0	86.6	86.5	85.0	85.6	83.6	86.2	(0.5) p.p.	0.5 p.p.
Policyholders / Participants and Customers (in thousands)	44,215	42,941	43,065	42,363	41,898	40,785	40,304	39,434	3.0	5.5
Employees	7,493	7,510	7,554	7,545	7,478	7,574	7,608	7,571	(0.2)	0.2
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	24.1	22.4	24.8	24.3	24.8	23.4	25.6	24.9	1.7 p.p.	(0.7) p.p.

(1) The second quarter of 2013 includes the latest data released by Susep (May 2013).

Note: For comparison purposes, it excludes the effects of non-recurring events.

   16   Report on Economic and Financial Analysis – June 2013

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Summarized Analysis of Adjusted Income

In the second quarter of 2013, revenue grew by 20.9% over the previous quarter, boosted by Life and Pension Plan, Capitalization Bond and Auto/RE products, which increased 32.2%, 14.5% and 12.9%, respectively.

Net income for the second quarter of 2013 was in line with the previous quarter, mainly due to: (i) the 20.9% growth in revenue, as mentioned above; (ii) the increase in equity income; and (iii) the improvement in the administrative efficiency ratio; partially offset by: (iv) the 1.5 p.p. increase in claims ratio; and (v) the reduction in financial income.

In the first half of 2013, production was up 15.3% from the same period in 2012, led by Health, Capitalization and Life and Pension Plan products, which increased 23.3%, 21.8% and 12.7%, respectively.

Net income for the first half of 2013 increased by 4.2% over that of the previous year, due to:
(i) a 15.3% increase in revenue; (ii) a 1.2 p.p. decrease in claims ratio; (iii) the improved financial income; and (iv) the increase in the administrative efficiency ratio, already considering the sector’s collective bargaining agreement in January 2013.

Grupo Bradesco Seguros complies with the regulatory requirements, also complying with global standards (Solvency II), with a leverage of 3.0 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2013, fee and commission income came to R$4,983 million, up R$384 million, or 8.3% over the previous quarter, mainly due to the increase in business volume, highlighting the excellent performance of underwriting / financial advisory revenues in the quarter. Other sources of income that contributed to this result were: (i) card income; (ii) income from loan operations; (iii) checking account income; and (iv) fund management income.

In the year-over-year comparison, the increase of R$1,183 million, or 14.1%, in the first half of 2013 was mainly due to: (i) the performance of the credit card segment, driven by the growth in revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 694 thousand active accounts in the period; (iii) higher gains from capital market operations (underwriting / financial advisory); (iv) greater income from collections; (v) greater income from fund management, whose volume of assets and portfolios under management increased by 11.4% in the period; and (vi) higher income from loan operations, due to greater volume of contracted operations and sureties and guarantees in the period.

   18   Report on Economic and Financial Analysis – June 2013

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2013, the R$132 million increase from the previous quarter is a result of variations in:

•       structural expenses – R$73 million increase, mainly due to the lower concentration of vacations in the second quarter of 2013; and

•       non-structural expenses – R$59 million increase, mainly due to greater expenses with provision for labor claims.

In the year-over-year comparison, the R$325 million increase in the first half of 2013 was mainly due to:

•       the R$268 million, or 5.6% increase, in structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per collective bargaining agreement (a 7.5% adjustment); and

• the R$57 million increase in non-structural expenses, mainly due to greater expenses with provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

Despite the higher expenses with (i) the opening of 5,459 service points in the period, mainly the opening of 4,343 Bradesco Expresso points, for a total of 70,829 service points on June 30, 2013, and (ii) the increase in business and service volume in the period, the administrative expenses increased only 2.8% between the first half of 2012 and 2013, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 6.7% and 6.3%, respectively, in the last 12 months.

In the second quarter of 2013, the 3.6% increase in administrative expenses from the previous quarter was mainly due to the greater business and service volume in the quarter which, consequently, increased expenses with:
(i) outsourced services; (ii) data processing; (iii) depreciation and amortization; (iv) financial system services; and (v) communication.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,147 million in the second quarter of 2013, remaining practically stable when compared to the previous quarter.

Year over year, other operating expenses, net of other operating income, increased by R$286 million in the first half of 2013, mainly as a result of greater expenses with: (i) operating provisions, particularly those for civil contingencies; (ii) amortization of intangible assets; and (iii) sundry losses.

   20   Report on Economic and Financial Analysis – June 2013

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 1.0% in comparison with the previous quarter and 5.5% in the year-over-year comparison, mainly due to the increase in taxable result.

It is worth noting the effective rate, which came to 41.4% in the second quarter of 2013, remaining stable over the previous quarters.

Unrealized Gains

Unrealized gains totaled R$12,006 million in the second quarter of 2013, an R$8,320 million decrease from the previous quarter. This was mainly due to the fixed-income securities subject to mark-to-market accounting, most of them related to the Insurance Group. These securities serve as guarantee of technical reserves, which are not subject to mark-to-market accounting.

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Economic Scenario

In the second quarter of 2013, the different global liquidity conditions are a result of the Federal Reserve’s expected decision of beginning a reduction in monetary stimulus in the coming months. However, the U.S. Central Bank has emphasized that it will maintain its accommodative monetary policy for a long time, in order to support the ongoing recovery of the North American economy, which tends to benefit the whole world in the medium run, despite its initial side effects.

With regard to the Chinese economy, a growth below that obtained in the past year is a consensus, although an abrupt slowdown is not expected. Moreover, the purpose of an intended lower rate of expansion, which was a decision of local government authorities and a response to their economic policy, is to reduce existing macroeconomic and sectorial distortions. Thus, the world’s second largest economy tends to have a more sustained and qualitative growth over the coming years.

In turn, the Brazilian economy is more prepared to face the world economy’s current transition phase and the challenges concerning the domestic economic policy management. This view is supported by improved macroeconomic fundamentals and institutional advances in the past years. This process has been accompanied by the increase in social indicators.

The recovery of the Brazilian economy in the past months has been mainly supported by productive investments, which tend to rise thanks to infrastructure concessions program in the second half-year. The great performance of the domestic agribusiness sector led by increased production and higher income should be pointed out. The 2013 GDP growth is expected to be higher than the past year and even better in 2014.

The expectations in the medium run point to a favorable scenario to the Brazilian economy, which has one of the most complete and diversified private sectors among the emerging nations. The exploration of the pre-salt discoveries and the hosting of major sporting events constitute a series of opportunities that are only available to a select group of nations tend to improve Brazil’s infrastructure, as well as increase  long-term production and income.

Despite the risks to the scenario and the challenges faced by the Brazilian economy in the pursuit of higher sustainable growth in the near future, Bradesco is maintaining a positive outlook, with favorable prospects in its operational segments. The volume of credit is growing at rates that are both sustainable and risk-compatible, while delinquency has been showing signs of a decline. Thanks to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

   22   Report on Economic and Financial Analysis – June 2013

Press Release

Main Economic Indicators

Main Indicators (%)	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	1H13	1H12

Interbank Deposit Certificate (CDI)	1.79	1.61	1.70	1.91	2.09	2.45	2.67	3.01	3.43	4.59
Ibovespa	(15.78)	(7.55)	3.00	8.87	(15.74)	13.67	8.47	(16.15)	(22.14)	(4.23)
USD – Commercial Rate	10.02	(1.45)	0.64	0.46	10.93	(2.86)	1.15	18.79	8.42	7.76
General Price Index - Market (IGP-M)	0.90	0.85	0.68	3.79	2.56	0.62	0.91	0.97	1.75	3.19
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.18	1.94	1.99	1.42	1.08	1.22	1.46	1.06	3.15	2.32
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.36	1.36	1.48	1.48	1.48	1.48	2.49	2.98
Reference Interest Rate (TR)	-	-	-	0.03	0.07	0.19	0.22	0.43	-	0.26
Savings Account (Old Rule) (1)	1.51	1.51	1.51	1.53	1.58	1.70	1.73	1.95	3.04	3.31
Savings Account (New Rule) (1)	1.30	1.25	1.26	1.40	-	-	-	-	2.99	-
Business Days (number)	63	60	62	64	62	63	62	65	123	125
Indicators (Closing Rate)	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun13	Jun12
USD – Commercial Selling Rate - (R$)	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	1.8758	1.8544	2.2156	2.0213
Euro - (R$)	2.8827	2.5853	2.6954	2.6109	2.5606	2.4300	2.4342	2.4938	2.8827	2.5606
Country Risk (points)	237	189	142	166	208	177	223	275	237	208
Basic Selic Rate Copom (% p.a.)	8.00	7.25	7.25	7.50	8.50	9.75	11.00	12.00	8.00	8.50
BM&F Fixed Rate (% p.a.)	9.39	7.92	7.14	7.48	7.57	8.96	10.04	10.39	9.39	7.57

(1) Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.25	2.35	2.42
Extended Consumer Price Index (IPCA)	5.75	5.60	5.50
General Price Index - Market (IGP-M)	5.00	5.00	4.80
Selic (year-end)	9.50	9.50	9.50
Gross Domestic Product (GDP)	2.30	2.50	3.00

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Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1) (2)	11 to 15%
Individuals (2)	11 to 15%
Companies (2)	11 to 15%
Financial Margin (3) (4)	4 to 8%
Fee and Commission Income (5)	12 to 16%
Operating Expenses (6) (7)	2 to 6%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;

(2)     From 13%–17% to 11%–15%.

(3)     Under current criterion, Guidance for Interest Financial Margin;

(4)     From 7%–11% to 4%–8%;

(5)     From 9%–13% to 12%–16%;

(6)     Administrative and Personnel Expenses; and

(7)     From 4%–8% to 2%–6%.

   24   Report on Economic and Financial Analysis – June 2013

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2013

											R$ million
	2Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	10,005	(353)	37	(42)	(876)	168	-	1,648	10,587	-	10,587
ALL	(3,608)	-	-	-	605	(91)	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	6,397	(353)	37	(42)	(271)	77	-	1,648	7,493	-	7,493
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,028	-	-	-	-	-	-	-	1,028	-	1,028
Fee and Commission Income	4,886	-	-	-	-	-	97	-	4,983	-	4,983
Personnel Expenses	(3,191)	-	-	-	-	-	-	-	(3,191)	-	(3,191)
Other Administrative Expenses	(3,530)	-	-	-	-	-	(48)	-	(3,578)	-	(3,578)
Tax Expenses	(829)	-	-	-	(9)	-	-	(179)	(1,017)	-	(1,017)
Equity in the Earnings (Losses) of Unconsolidated Companies	12	-	-	-	-	-	-	-	12	-	12
Other Operating Income/Expenses	(1,809)	353	(37)	42	280	24	(49)	-	(1,196)	48	(1,147)
Operating Result	2,966	-	-	-	-	101	-	1,469	4,534	48	4,583
Non-Operating Result	77	-	-	-	-	(101)	-	-	(24)	-	(24)
Income Tax / Social Contribution and Non-controlling Interest	(93)	-	-	-	-	-	-	(1,469)	(1,562)	(19)	(1,581)
Net Income	2,949	-	-	-	-	-	-	-	2,949	29	2,978

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses”/”Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2013

											R$ million
	1Q13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,928	(299)	16	(41)	(644)	-	-	(254)	10,706	-	10,706
ALL	(3,475)	-	-	-	410	(44)	-	-	(3,109)	-	(3,109)
Gross Income from Financial Intermediation	8,453	(299)	16	(41)	(234)	(44)	-	(254)	7,597	-	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,155	-	-	-	-	-	-	-	1,155	-	1,155
Fee and Commission Income	4,508	-	-	-	-	-	91	-	4,599	-	4,599
Personnel Expenses	(3,059)	-	-	-	-	-	-	-	(3,059)	-	(3,059)
Other Administrative Expenses	(3,368)	-	-	-	-	-	(87)	-	(3,455)	-	(3,455)
Tax Expenses	(1,140)	-	-	-	(11)	-	-	28	(1,123)	-	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	3	-	-	-	-	-	-	-	3	-	3
Other Operating Income/Expenses	(1,799)	299	(16)	41	245	24	(4)	-	(1,210)	40	(1,170)
Operating Result	4,753	-	-	-	-	(20)	-	(226)	4,507	40	4,547
Non-Operating Result	(58)	-	-	-	-	20	-	-	(38)	-	(38)
Income Tax / Social Contribution and Non-controlling Interest	(1,776)	-	-	-	-	-	-	226	(1,550)	(16)	(1,566)
Net Income	2,919	-	-	-	-	-	-	-	2,919	24	2,943

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   26   Report on Economic and Financial Analysis – June 2013

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2013

											R$ million
	1H13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	21,933	(652)	53	(83)	(1,520)	168	-	1,394	21,293	-	21,293
ALL	(7,083)	-	-	-	1,015	(135)	-	-	(6,203)	-	(6,203)
Gross Income from Financial Intermediation	14,850	(652)	53	(83)	(505)	33	-	1,394	15,090	-	15,090
Income from Insurance, Pension Plans and Capitalization Bonds (9)	2,183	-	-	-	-	-	-	-	2,183	-	2,183
Fee and Commission Income	9,395	-	-	-	-	-	188	-	9,582	-	9,582
Personnel Expenses	(6,250)	-	-	-	-	-	-	-	(6,250)	-	(6,250)
Other Administrative Expenses	(6,898)	-	-	-	-	-	(135)	-	(7,033)	-	(7,033)
Tax Expenses	(1,968)	-	-	-	(20)	-	-	(151)	(2,139)	-	(2,140)
Equity in the Earnings (Losses) of Unconsolidated Companies	15	-	-	-	-	-	-	-	15	-	15
Other Operating Income/Expenses	(3,606)	652	(53)	83	525	48	(53)	-	(2,404)	88	(2,317)
Operating Result	7,720	-	-	-	-	81	-	1,243	9,044	88	9,130
Non-Operating Result	18	-	-	-	-	(81)	-	-	(63)	-	(62)
Income Tax / Social Contribution and Non-controlling Interest	(1,870)	-	-	-	-	-	-	(1,243)	(3,113)	(35)	(3,147)
Net Income	5,868	-	-	-	-	-	-	-	5,868	53	5,921

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco      27

               Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2012

											R$ million
	1H12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	22,077	(457)	96	(48)	(1,133)	29	-	1,165	21,729	-	21,729
ALL	(6,948)	-	-	-	607	(159)	-	-	(6,501)	-	(6,501)
Gross Income from Financial Intermediation	15,129	(457)	96	(48)	(526)	(130)	-	1,165	15,228	-	15,228
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,830	-	-	-	-	-	-	-	1,830	-	1,830
Fee and Commission Income	8,169	-	-	-	-	-	229	-	8,399	-	8,399
Personnel Expenses	(5,925)	-	-	-	-	-	-	-	(5,925)	-	(5,925)
Other Administrative Expenses	(6,612)	-	-	-	-	-	(229)	-	(6,842)	-	(6,842)
Tax Expenses	(1,935)	-	-	-	60	-	-	(127)	(2,003)	-	(2,003)
Equity in the Earnings (Losses) of Unconsolidated Companies	59	-	-	-	-	-	-	-	59	-	59
Other Operating Income/Expenses	(3,108)	457	(96)	48	466	58	-	-	(2,175)	143	(2,031)
Operating Result	7,607	-	-	-	-	(72)	-	1,038	8,573	143	8,715
Non-Operating Result	(112)	-	-	-	-	72	-	-	(40)	-	(40)
Income Tax / Social Contribution and Non-controlling Interest	(1,869)	-	-	-	-	-	-	(1,038)	(2,907)	(57)	(2,963)
Net Income	5,626	-	-	-	-	-	-	-	5,626	86	5,712

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

   28   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

               Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11
Assets
Current and Long-Term Assets	881,121	879,192	864,279	840,295	815,063	773,896	746,090	710,238
Cash and Cash Equivalents	16,180	11,347	12,077	12,944	13,997	25,069	22,574	10,018
Interbank Investments	147,485	171,333	151,813	126,772	92,858	84,690	82,303	85,963
Securities and Derivative Financial Instruments	309,027	300,600	315,487	319,537	322,507	294,959	265,723	244,622
Interbank and Interdepartmental Accounts	52,150	52,769	49,762	56,276	62,510	61,576	72,906	71,951
Loan and Leasing Operations	281,982	276,022	267,940	262,748	258,242	250,201	248,719	241,812
Allowance for Loan Losses (ALL)	(21,455)	(21,359)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)
Other Receivables and Assets	95,752	88,480	88,499	82,933	85,631	77,518	73,405	74,963
Permanent Assets	15,576	15,275	14,813	15,993	15,457	15,654	15,443	12,051
Investments	1,920	1,867	1,865	1,907	1,889	2,076	2,052	1,721
Premises and Leased Assets	4,464	4,550	4,678	4,500	4,523	4,551	4,413	3,812
Intangible Assets	9,192	8,858	8,270	9,586	9,045	9,027	8,978	6,518
Total	896,697	894,467	879,092	856,288	830,520	789,550	761,533	722,289
*
Liabilities
Current and Long-Term Liabilities	829,426	823,788	807,799	789,036	765,398	730,214	704,664	667,312
Deposits	208,485	205,870	211,858	212,869	217,070	213,877	217,424	224,664
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	266,825	281,045	255,591	245,538	225,974	213,930	197,448	171,458
Funds from Issuance of Securities	53,821	47,832	51,359	53,810	51,158	48,482	41,522	32,879
Interbank and Interdepartmental Accounts	3,793	3,815	5,667	3,649	3,618	3,231	4,614	2,974
Borrowing and Onlending	49,121	46,209	44,187	45,399	47,895	47,112	53,247	49,057
Derivative Financial Instruments	3,141	2,590	4,001	4,148	3,568	2,703	735	1,724
Reserves for Insurance, Pension Plans and Capitalization Bonds	131,819	127,367	124,217	117,807	111,789	106,953	103,653	97,099
Other Liabilities	112,421	109,060	110,919	105,816	104,326	93,926	86,021	87,457
Deferred Income	661	632	658	619	615	646	672	622
Non-controlling Interest in Subsidiaries	582	605	588	586	587	630	615	613
Shareholders' Equity	66,028	69,442	70,047	66,047	63,920	58,060	55,582	53,742
Total	896,697	894,467	879,092	856,288	830,520	789,550	761,533	722,289

   30   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Financial Margin	10,587	10,706	11,109	10,955	11,034	10,695	10,258	10,230
- Interest	10,569	10,509	10,678	10,603	10,518	10,222	9,985	9,669
- Non-interest	18	197	431	352	516	473	273	561
ALL	(3,094)	(3,109)	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)
Gross Income from Financial Intermediation	7,493	7,597	7,899	7,652	7,627	7,601	7,597	7,451
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,028	1,155	955	1,029	953	877	933	864
Fee and Commission Income	4,983	4,599	4,675	4,438	4,281	4,118	4,086	3,876
Personnel Expenses	(3,191)	(3,059)	(3,142)	(3,119)	(3,047)	(2,878)	(3,140)	(2,880)
Other Administrative Expenses	(3,578)	(3,455)	(3,755)	(3,565)	(3,441)	(3,401)	(3,682)	(3,405)
Tax Expenses	(1,017)	(1,123)	(1,098)	(1,038)	(991)	(1,012)	(1,005)	(866)
Equity in the Earnings (Losses) of Unconsolidated Companies	12	3	45	45	19	40	53	41
Other Operating Income/ (Expenses)	(1,147)	(1,170)	(1,130)	(1,054)	(1,035)	(996)	(808)	(907)
Operating Result	4,583	4,547	4,449	4,388	4,366	4,349	4,034	4,174
Non-Operating Result	(24)	(38)	(29)	(20)	(22)	(18)	4	10
Income Tax and Social Contribution	(1,553)	(1,538)	(1,488)	(1,455)	(1,461)	(1,468)	(1,241)	(1,304)
Non-controlling Interest	(28)	(28)	(14)	(20)	(16)	(18)	(26)	(16)
Adjusted Net Income	2,978	2,943	2,918	2,893	2,867	2,845	2,771	2,864

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco      31

               Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Interest - due to volume					1,731	316
Interest - due to spread					(1,393)	(256)
- Financial Margin - Interest	21,078	20,740	10,569	10,509	338	60
- Financial Margin - Non-Interest	215	989	18	197	(774)	(179)
Financial Margin	21,293	21,729	10,587	10,706	(436)	(119)
Average Margin Rate (1)	7.2%	7.9%	7.2%	7.3%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

The second quarter of 2013 had a financial margin of R$10,587 million, an R$119 million decrease when compared to the first quarter of 2013, due to: (i) the non-interest margin of R$179 million, due to lower gains from market arbitrage; and offset: (ii) by the R$60 million increase in interest margin.

In the first half of 2013, financial margin stood at R$21,293 million, a R$436 million decrease year over year, due to: (i) lower results from non-interest margin, totaling R$774 million, due to lower gains from market arbitrage; and offset: (ii) by higher results from interest-earning operations, amounting to R$338 million, arising from greater business volume.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Loans	15,048	14,543	7,634	7,414	505	220
Funding	2,061	2,209	1,112	949	(148)	163
Insurance	1,828	1,577	895	933	251	(38)
Securities/Other	2,141	2,411	928	1,213	(270)	(285)
Interest Financial Margin	21,078	20,740	10,569	10,509	338	60

In the second quarter of 2013, interest financial margin stood at R$10,569 million, versus R$10,509 million in the first quarter of 2013, for an increase of R$60 million. The business lines that most contributed to this result were Loan and Funding, broken down under items Loan Financial Margin – Interest and Funding Financial Margin – Interest.

Between the first half of 2013 and the same period in 2012, interest financial margin increased R$338 million. The business lines that most contributed to this increase were Loan and Insurance.

   32   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin - Rates

The annualized interest financial margin rate compared to total average assets stood at 7.2% in the second quarter of 2013, remaining steady in the first quarter of 2013.

Interest Financial Margin - Annualized Average Rates

						R$ million
	1H13			1H12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	15,048	303,767	10.2%	14,543	277,005	10.9%
Funding	2,061	328,690	1.3%	2,209	334,070	1.3%
Insurance	1,828	128,330	2.9%	1,577	107,966	2.9%
Securities/Other	2,141	304,853	1.4%	2,411	283,699	1.7%

Interest Financial Margin	21,078	-	7.2%	20,740	-	7.6%
*
		2Q13			1Q13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,634	309,040	10.3%	7,414	298,495	10.3%
Funding	1,112	330,956	1.4%	949	326,424	1.2%
Insurance	895	130,868	2.8%	933	125,791	3.0%
Securities/Other	928	305,841	1.2%	1,213	303,865	1.6%

Interest Financial Margin	10,569	-	7.2%	10,509	-	7.2%

Bradesco      33

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Interest - due to volume					1,326	260
Interest - due to spread					(821)	(40)
Interest Financial Margin	15,048	14,543	7,634	7,414	505	220
Income	26,478	25,963	14,016	12,462	515	1,554
Expenses	(11,430)	(11,420)	(6,382)	(5,048)	(10)	(1,334)

In the second quarter of 2013, financial margin with loan operations reached R$7,634 million, up 3.0% or R$220 million over the first quarter of 2013. The variation is the result of: (i) the increase in average business volume, in the amount of R$260 million; and (ii) the decrease in average spread, in the amount of R$40 million.

Year over year, the financial margin for the first half of 2013 grew 3.5%, or R$505 million, resulting from: (i) a R$1,326 million increase in the volume of operations; and (ii) the decrease in average spread, amounting to R$821 million, mainly affected by the drop in interest rates used.

34   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among other.

In the second quarter of 2013, the net margin curve, which refers to loan interest income net of ALL, grew 5.5% over the previous quarter, mainly due to increase in business volume. In the year-over-year comparison, the curve was up 10.0% in the first half of 2013, driven by: (i) the reduction in delinquency costs; and (ii) the increase in business volume.

Bradesco      35

               Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

The expanded loan portfolio amounted to R$402.5 billion in June 2013, up 2.8% in the quarter and 10.3% over the last 12 months.

The results were mainly led by Individuals and SMEs both in the quarter and the last 12-month period, which grew by 3.6% and 3.5% in the quarter and 10.1% and 11.2% in the last 12 months.

(1) Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds - FIDC, mortgage-backed receivables - CRI and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan risk products for individuals is presented below:

Individuals	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
CDC / Vehicle Leasing	29,303	30,112	32,195	(2.7)	(9.0)
Payroll-Deductible Loans (1)	24,262	22,448	19,243	8.1	26.1
Credit Card	21,156	20,263	18,545	4.4	14.1
Personal Loans	16,049	15,408	14,465	4.2	11.0
Real Estate Financing (2)	11,543	10,642	8,768	8.5	31.6
Rural Loans	6,752	6,806	6,367	(0.8)	6.0
BNDES/Finame Onlending	6,421	6,187	5,515	3.8	16.4
Overdraft Facilities	3,455	3,424	3,204	0.9	7.8
Sureties and Guarantees	662	580	650	14.2	1.9
Other (3)	3,959	3,360	3,282	17.8	20.6
Total	123,562	119,231	112,235	3.6	10.1

Including:

(1) Loan assignment (FIDC): R$98 million in June 2013, R$145 million in March 2013 and R$339 million in June 2012;

(2) Loan assignment (CRI): R$128 million in June 2013, R$141 million in March 2013 and R$182 million in June 2012; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$1 million in June 2013, R$1 million in March 2013 and R$2 million in June 2012; and rural loan assignment: R$102 million in June 2013, R$102 million in March 2013 and R$112 million in June 2012.

The lines that most contributed to the increases in operations bearing credit risk for individuals were:
(i) real estate financing; and (ii) payroll-deductible loan.

   36   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan risk products in the corporate segment is presented below:

Corporate	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Working Capital	44,207	44,992	42,533	(1.7)	3.9
BNDES/Finame Onlending	31,345	31,639	29,474	(0.9)	6.3
Operations Abroad	26,638	24,542	23,615	8.5	12.8
Export Financing	16,024	14,841	12,408	8.0	29.1
Real Estate Financing - Corporate Plan (1)	14,168	13,305	11,047	6.5	28.2
Credit Card	13,590	13,558	14,385	0.2	(5.5)
Overdraft Account	10,540	10,558	10,437	(0.2)	1.0
Vehicles - CDC	7,613	7,281	6,245	4.6	21.9
Leasing	5,550	5,836	6,722	(4.9)	(17.4)
Rural Loans	4,953	4,842	4,539	2.3	9.1
Sureties and Guarantees (2)	62,721	59,148	52,226	6.0	20.1
Operations bearing Credit Risk - Commercial Portfolio (3)	30,942	30,833	28,043	0.4	10.3
Other (4)	10,664	11,076	11,054	(3.7)	(3.5)
Total	278,955	272,451	252,728	2.4	10.4

Including:

(1) Loan assignment (CRI): R$223 million in June 2013; R$226 million in March 2013 and R$239 million in June 2012;

(2) A total of 90.6% of sureties and guarantees from corporate customers were contracted by corporations;

(3) Operations with debentures and promissory notes; and

(4) Letters of credit: R$966 million in June 2013, R$1,401 million in March 2013 and R$1,779 million in June 2012.

Operations bearing credit risk for corporate customers grew by 2.4% in the quarter and 10.4% in the last 12 months. The main highlights in the quarter were: (i) operations abroad; and (ii) export financing. In the last 12 months, the growth was led by: (i) export financing; and (ii) real estate financing – corporate plan.

Expanded Loan Portfolio - Consumer Financing

The graph below shows the types of credit related to Consumer Financing of individual customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$91.1 billion, up 2.8% in the quarter and 7.3% in the last 12 months. Growth was led by: (i) personal loans (payroll-deductible loans are included); and (ii) credit card, which together totaled R$61.5 billion, accounting for 67.5% of the consumer financing balance.

Bradesco      37

               Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
CDC Portfolio	35,805	35,943	35,569	(0.4)	0.7
Individuals	28,192	28,662	29,324	(1.6)	(3.9)
Corporate	7,613	7,281	6,245	4.6	21.9
Leasing Portfolio	3,517	4,078	6,305	(13.8)	(44.2)
Individuals	1,111	1,450	2,871	(23.4)	(61.3)
Corporate	2,406	2,628	3,434	(8.4)	(29.9)
Finame Portfolio	11,029	10,690	10,294	3.2	7.1
Individuals	857	888	1,032	(3.5)	(17.0)
Corporate	10,172	9,802	9,262	3.8	9.8
Total	50,351	50,711	52,168	(0.7)	(3.5)
Individuals	30,160	31,000	33,227	(2.7)	(9.2)
Corporate	20,191	19,711	18,941	2.4	6.6

Vehicle financing operations (individual and corporate customers) totaled R$50.4 billion in June 2013, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 71.1% corresponds to CDC, 21.9% to Finame and 7.0% to Leasing. Individuals represented 59.9% of the portfolio, while corporate customers accounted for the remaining 40.1%.

Expanded Loan Portfolio Concentration - by Sector

The share of each economic sector composing the loan portfolio had a slight variation. Services had the greatest growth, both in the quarter and in the last twelve-month period.

Activity Sector						R$ million
	Jun13%		Mar13%		Jun12%
Public Sector	716	0.2	619	0.2	1,770	0.5
Private Sector	401,801	99.8	391,063	99.8	363,193	99.5
Corporate	278,239	69.1	271,832	69.4	250,958	68.8
Industry	88,495	22.0	88,745	22.7	78,798	21.6
Commerce	57,615	14.3	57,928	14.8	57,251	15.7
Financial Intermediaries	7,749	1.9	7,483	1.9	5,746	1.6
Services	120,239	29.9	113,773	29.0	105,188	28.8
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	4,141	1.0	3,903	1.0	3,975	1.1
Individuals	123,562	30.7	119,231	30.4	112,235	30.8
Total	402,517	100.0	391,682	100.0	364,963	100.0

   38   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$37.6 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$31.3 billion, or 83.3%, representing 7.8% of the portfolio in June 2013.

(1) Including loans settled and subsequently renewed in the last 12 months.

Bradesco      39

               Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that new borrowers and remaining debtors as of June 2012 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C ratings), demonstrating the adequacy and consistency of the loan assignment policy and processes, as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between June 2012 and 2013
Rating	Total Loan as of June 2013		New Customers from July 2012 to June 2013		Remaining Debtors as of June 2012
	R$ million	%	R$ million	%	R$ million	%
AA - C	374,732	93.1	29,786	95.2	344,946	92.9
D	10,110	2.5	646	2.1	9,464	2.6
E - H	17,675	4.4	840	2.7	16,835	4.5
Total	402,517	100.0	31,272	100.0	371,245	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Corporations	157,818	155,409	143,830	1.5	9.7
SMEs	121,138	117,043	108,898	3.5	11.2
Individuals	123,562	119,231	112,235	3.6	10.1
Total Loan Operations	402,517	391,682	364,963	2.8	10.3

Expanded Loan Portfolio - By Customer Profile and Rating (%)

AA-C rated loans had a slight percentage reduction both in the quarter and in the last 12 months.

Customer Profile	By Rating
		Jun13			Mar13			Jun12
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	97.0	2.5	0.5	98.5	1.0	0.5	98.6	0.3	1.1
SMEs	91.5	3.0	5.5	91.3	3.1	5.6	91.3	3.0	5.7
Individuals	89.7	2.1	8.2	89.2	2.2	8.6	88.8	2.4	8.8
Total	93.1	2.5	4.4	93.5	2.0	4.5	93.4	1.8	4.8

   40   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

Below is the quarterly and yearly growth in the expanded loan portfolio by business segment, which was led by the Prime and Retail segments.

Business Segments	R$ million						Variation %
	Jun13%		Mar13%		Jun12%		Quarter	12M
Retail	117,913	29.3	112,034	28.6	100,538	27.5	5.2	17.3
Corporate (1)	161,731	40.2	160,232	40.9	151,847	41.6	0.9	6.5
Middle Market	52,126	12.9	50,200	12.8	45,447	12.5	3.8	14.7
Prime	17,082	4.2	16,170	4.1	13,768	3.8	5.6	24.1
Other / Non-account holders (2)	53,665	13.4	53,046	13.6	53,365	14.6	1.2	0.6
Total	402,517	100.0	391,682	100.0	364,963	100.0	2.8	10.3

(1) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio - by Customer Profile, these amounts are allocated to individuals; and

(2) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$14.4 billion in June 2013 (US$14.9 billion in March 2013 and US$13.6 billion in June 2012), a 3.4% decrease in the quarter and 5.9% increase in the last 12 months, in dollars. In reais, these same foreign currency operations totaled R$31.9 billion in June 2013 (R$29.9 billion in March 2013 and R$27.5 billion in June 2012), a 6.7% increase in the quarter and 16.0% growth in the last 12 months.

In June 2013, total loan operations, in reais, stood at R$370.6 billion (R$361.7 billion in March 2013 and R$337.4 billion in June 2012), up 2.5% on the previous quarter and 9.8% over the last 12 months.

Bradesco      41

               Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - by Debtor

Credit exposure level among the largest debtors was slightly lower in all ranges when compared to the previous quarter.

Loan Portfolio(1) - By Type

All operations bearing credit risk stood at R$425.6 billion, up 3.0% in the quarter and 9.9% in the last 12 months.

	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Loans and Discounted Securities	149,406	144,724	135,873	3.2	10.0
Financing	108,341	106,780	97,156	1.5	11.5
Rural and Agribusiness Financing	17,580	17,238	15,624	2.0	12.5
Leasing Operations	6,656	7,280	9,588	(8.6)	(30.6)
Advances on Exchange Contracts	6,646	6,023	7,078	10.3	(6.1)
Other Loans	16,945	15,838	13,847	7.0	22.4
Subtotal Loan Operations (2)	305,574	297,883	279,166	2.6	9.5
Sureties and Guarantees Granted (Memorandum Accounts)	63,383	59,728	52,876	6.1	19.9
Operations bearing Credit Risk - Commercial Portfolio (3)	30,942	30,833	28,043	0.4	10.3
Letters of Credit (Memorandum Accounts)	966	1,401	1,779	(31.0)	(45.7)
Advances from Credit Card Receivables	1,084	1,206	2,207	(10.1)	(50.9)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	449	512	761	(12.4)	(41.0)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	120	119	131	0.7	(8.4)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	402,517	391,682	364,963	2.8	10.3
Other Operations Bearing Credit Risk (4)	23,086	21,590	22,284	6.9	3.6
Total Operations bearing Credit Risk	425,603	413,273	387,247	3.0	9.9

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

   42   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) - By Flow of Maturities

The maturities of performing loans were longer in June 2013, mainly due to BNDES onlending and real estate financing. Note that, due to their	guarantees and characteristics, these operations, in addition to being exposed to lower risk, provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen.

Bradesco      43

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Delinquency over 90 days

Delinquency ratio over 90 days had a reduction in the quarter and in the last 12 months, maintaining an improvement in a gradual downward trend. This positive result is observed in all segments.

As shown in the graph below, the total delinquency ratio for operations overdue from 61 to 90 days remained stable in the quarter and had a slight decrease over the last 12 months.

(1) As defined by Bacen.

   44   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

The ALL of R$21.5 billion, representing 7.0% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing loans) and the excess provision (internal criteria).

Bradesco has appropriate provisioning levels sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period, i.e., for an existing provision of 7.4% of the portfolio(1), in June 2012, the effective gross loss in the subsequent twelve-month period was 4.8%, meaning that the existing provision exceeded the loss over the subsequent twelve-month period by more than 55%, as shown in the graph below.

(1) As defined by Bacen.

Bradesco      45

               Economic and Financial Analysis

Loan Financial Margin - Interest

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In June 2012, for an existing provision of 7.4% of the portfolio(1), the net loss in the subsequent twelve-month period was 3.6%, meaning that the existing provision exceeded over 106% the loss in the subsequent 12 months.

(1) As defined by Bacen.

   46   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses(1)

The Non-performing Loan ratio (operations overdue for over 60 days) posted an increase in the quarter-over-quarter and year-over-year comparisons. Coverage ratios for the allowance for loans overdue from 60 to 90 days had a growth, standing at very comfortable levels.

Non-Performing Loans (2) / Loan Operations (1) - (%)
4.6
4.8
5.1
5.1
5.1
5.0
4.9
4.6
Sept11
Dec
Mar12
Jun
Sept
Dec
Mar13
Jun

Existing Provision/Non-performing Loans - (%)
159.6
151.8
146.6
144.0
144.8
147.3
146.0
153.5
Sept11
Dec
Mar12
Jun
Sept
Dec
Mar13
Jun

Existing Provision/Operations Overdue for over 90 days - (%)
194.0
184.4
181.7
177.4
179.0
178.2
179.4
188.6
Sept11
Dec
Mar12
Jun
Sept
Dec
Mar13
Jun

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco      47

               Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

			R$ million (except %)
	Jun13	Mar13	Jun12
Total Loan Operations (1)	305,574	297,883	279,166
- Individuals	122,571	118,263	110,952
- Corporate	183,002	179,620	168,215
Existing Provision	21,455	21,359	20,682
- Specific	10,879	11,268	10,809
- Generic	6,568	6,080	5,862
- Excess	4,008	4,010	4,010
Specific Provision / Existing Provision (%)	50.7	52.8	52.3
Existing Provision / Loan Operations (%)	7.0	7.2	7.4
AA - C Rated Loan Operations / Loan Operations (%)	91.3	91.6	91.4
D Rated Operations under Risk Management / Loan Operations (%)	3.0	2.6	2.3
E - H Rated Loan Operations / Loan Operations (%)	5.8	5.9	6.3
D Rated Loan Operations	9,070	7,608	6,356
Existing Provision for D Rated Loan Operations	2,356	2,079	1,738
D Rated Provision / Loan Operations (%)	26.0	27.3	27.3
D - H Rated Non-Performing Loans	16,015	16,616	16,105
Existing Provision/D - H Rated Non-Performing Loans (%)	134.0	128.5	128.4
E - H Rated Loan Operations	17,577	17,456	17,519
Existing Provision for E - H Rated Loan Operations	15,380	15,305	15,084
E - H Rated Provision / Loan Operations (%)	87.5	87.7	86.1
E - H Rated Non-Performing Loans	13,029	13,436	13,166
Existing Provision/E - H Rated Non-Performing Loan (%)	164.7	159.0	157.1
Non-Performing Loans (2)	13,980	14,628	14,365
Non-Performing Loans (2) / Loan Operations (%)	4.6	4.9	5.1
Existing Provision / Non-Performing Loans (2) (%)	153.5	146.0	144.0
Loan Operations Overdue for over 90 days	11,374	11,904	11,662
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.7	4.0	4.2
Existing Provision/Operations Overdue for over 90 days (%)	188.6	179.4	177.4

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

   48   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Interest - due to volume					(34)	15
Interest - due to spread					(114)	148
Interest Financial Margin	2,061	2,209	1,112	949	(148)	163

Quarter over quarter, interest funding financial margin increased 17.2%, or R$163 million, as a result of: (i) the greater volume of funds raised that contributed with R$15 million; and (ii) the R$148 million increase in average spread, due to the interest rate increase in the period (Selic).

In the first half of 2013, interest funding financial margin was R$2,061 million against the R$2,209 million in the same period of 2012, down by 6.7% or R$148 million, mainly driven by R$114 million decrease in average spread, due to the interest rate decrease in the period (Selic).

Bradesco      49

               Economic and Financial Analysis

Funding Financial Margin - Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is necessary to deduct from total customer funding (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) add funds from domestic and foreign lines of credit that finance loan needs.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.

Funding vs. Investments	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Demand Deposits	36,586	35,714	32,529	2.4	12.5
Sundry Floating	4,795	4,541	4,122	5.6	16.3
Savings Deposits	72,627	70,163	62,308	3.5	16.6
Time Deposits + Debentures (1)	158,650	157,708	177,503	0.6	(10.6)
Financial Bills	31,878	25,417	31,124	25.4	2.4
Other	24,002	22,929	19,799	4.7	21.2
Customer Funds	328,539	316,472	327,385	3.8	0.4
(-) Reserve Requirements/Available Funds (2)	(59,717)	(56,500)	(67,210)	5.7	(11.1)
Customer Funds Net of Compulsory Deposits	268,822	259,972	260,175	3.4	3.3
Onlending	34,923	34,922	32,122	0.0	8.7
Foreign Lines of Credit	8,420	8,716	17,018	(3.4)	(50.5)
Funding Abroad	45,731	42,936	51,411	6.5	(11.0)
Total Funding (A)	357,896	346,546	360,726	3.3	(0.8)
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	352,010	341,640	322,962	3.0	9.0
B/A (%)	98.4	98.6	89.5	(0.2) p.p.	8.9 p.p.

(1) Debentures mainly used to back purchase and sale commitments;

(2) Excluding government securities tied to savings accounts; and

(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to CDI to rebate from reserve requirements and debentures.

   50   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Demand Deposits	36,586	35,714	32,529	2.4	12.5
Savings Deposits	72,627	70,163	62,308	3.5	16.6
Time Deposits	98,573	99,505	121,761	(0.9)	(19.0)
Debentures(1)	60,077	58,203	55,742	3.2	7.8
Borrow ing and Onlending	49,121	46,209	47,895	6.3	2.6
Funds from Issuance of Securities(2)	53,821	47,833	51,158	12.5	5.2
Subordinated Debts	36,222	35,057	34,091	3.3	6.3
Total	407,027	392,684	405,484	3.7	0.4

(1) Considering only debentures used to back purchase and sale commitments; and

(2) Including: Financial Bills, on June 30, 2013, amounting to R$31,878 million (R$25,417 million on March 31, 2013 and R$31,124 million on June 30, 2012).

Demand Deposits

The R$872 million increase in the second quarter of 2013, when compared to the previous quarter, was basically driven by the seasonality of the first quarter of 2013, mainly due to the use of funds by our customers to pay one-time expenses at the beginning of the year (e.g., IPVA and IPTU taxes).

The R$4,057 million, or 12.5%, increase in comparison with the second quarter of 2012 was mainly due to the improved funding and the increased account holder base.

Savings Deposits

Savings deposits increased 3.5% in the quarter-over-quarter comparison and 16.6% in the last 12 months, mainly as a result of: (i) greater funding volume; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account savings up to May 3, 2012 will continue to remunerate at TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base and posted net growth of 2.5 million new savings accounts over the last 12 months.

Bradesco      51

               Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the second quarter of 2013, time deposits totaled R$98,573 million, remaining practically stable quarter over quarter and decreasing by 19.0% on the same period of the previous year.

Such performance is basically due to the new business opportunities offered to customers.

Debentures

On June 30, 2013, Bradesco’s debentures amounted to R$60,077 million, a 3.2% increase in the quarter-over-quarter comparison and a 7.8% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The quarter-over-quarter increase of R$2,912 million, or 6.3%, was mainly due to the R$3,000 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, from R$8,214 million in March 2013 to R$11,214 million in June 2013, as a result of:
(a) the exchange gain of 10.0% in the quarter; and
(b) funds raised from loans abroad.

Year over year, the balance was up R$1,226 million in the first half of 2013, mainly due to: (i) the R$2,529 million increase in volume of funds raised through loans and onlending in Brazil, especially through Finame operations; and partially offset: (ii) by the R$1,303 million decrease in foreign-currency-denominated and/or indexed borrowing and onlending, from

R$12,517 million in June 2012 to R$11,214 million in June 2013, mainly due to: (a) the settlement of operations; and partially offset by: (b) the exchange gain of 9.6% in the period.

   52   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$53,821 million, a 12.5% or R$5,988 million increase in the quarter, mainly due to: (i) the increased inventory of Financial Bills, from R$25,417 million in March 2013 to R$31,878 million in June 2013, mainly due to the new issuances in the period; and partially offset: (ii) by the lower volume of securities issued abroad, in the amount of R$1,099 million.

Between the first half of 2012 and 2013, there was an increase of R$2,663 million, mainly driven by: (i) the higher volume of Mortgage Bonds, in the amount of R$1,594 million; and (ii) the higher volume of Letters of Credit for Agribusiness, in the amount of R$1,071 million; (iii) the new issuances of Financial Bills, whose amount increased R$754 million; and partially offset: (iv) by the R$493 million reduction in Collateral Mortgage Notes.

Subordinated Debt

Subordinated Debt totaled R$36,222 million in June 2013 (R$9,548 million abroad and R$26,674 million in Brazil). In the last 12 months, Bradesco issued R$4,143 million in Brazil.

Additionally, note that R$26,355 million of total subordinated debt is used to compose the Tier II of the Capital Adequacy Ratio, given their maturity terms.

Bradesco      53

               Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities/Other
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Interest - due to volume					148	6
Interest - due to spread					(418)	(291)
Interest Financial Margin	2,141	2,411	928	1,213	(270)	(285)
Income	14,444	17,648	8,582	5,863	(3,204)	2,719
Expenses	(12,303)	(15,237)	(7,654)	(4,650)	2,934	(3,004)

Quarter over quarter, interest financial margin from Securities/Other was down by R$285 million, mainly due to the decrease in average spread of operations of R$291 million, as a result of the lower gain from fixed-rate trading portfolio management.

Year over year, interest financial margin from Securities/Other stood at R$2,141 million, versus the R$2,411 million recorded in the first half of 2012, down 11.2% or R$270 million. This result was due to: (i) the decrease in the average spread of R$418 million, driven by the lower gain from fixed-rate trading portfolio management; and offset: (ii) by the increase in the volume of operations, which affected the result in R$148 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Interest - due to volume					290	35
Interest - due to spread					(39)	(73)
Interest Financial Margin	1,828	1,577	895	933	251	(38)
Income	3,827	5,340	1,772	2,055	(1,513)	(283)
Expenses	(1,999)	(3,763)	(877)	(1,122)	1,764	245

In the quarter-over-quarter comparison, interest financial margin from insurance operations decreased R$38 million, or 4.1%, due to: (i) the R$73 million decrease in average spread; and offset: (ii) by the higher volume of operations, totaling R$35 million.

In the year-over-year comparison, interest financial margin from insurance operations was up 15.9%, or R$251 million, in the first half of 2013 due to: (i) the higher volume of operations, in the amount of R$290 million; and offset: (ii) by the R$39 million decrease in average spread.

   54   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Financial Margin - Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Funding	(146)	(146)	(73)	(73)	-	-
Insurance	62	182	(13)	75	(120)	(88)
Securities/Other	299	953	104	195	(654)	(91)
Total	215	989	18	197	(774)	(179)

The non-interest financial margin in the second quarter of 2013 stood at R$18 million in comparison with the R$197 million of the previous quarter. Year over year, non-interest margin decreased R$774 million in the first half of 2013. The variations in non-interest financial margin were a result of:

•       Insurance - which is represented by gains/loss from equity securities, and the variations in the periods are associated with market conditions, which enabled greater/lower gain opportunity; and

•       Securities/Other - which had decreases of R$91 million and R$654 million between the first quarter of 2012 and 2013 and between the first half of 2012 and 2013, respectively, due to lower gains from market arbitrage. It is worth noting that an R$148 million gain from the partial sale of BM&FBovespa shares was recorded in the second quarter of 2013.

Bradesco      55

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Jun13	Mar13	Jun12
Assets
Current and Long-Term Assets	152,459	151,335	137,008
Securities	141,984	141,535	128,526
Insurance Premiums Receivable (1)	2,546	2,464	2,009
Other Loans	7,929	7,336	6,473
Permanent Assets	3,936	3,777	3,312
Total	156,395	155,112	140,320
Liabilities
Current and Long-Term Liabilities	139,412	136,025	122,494
Tax, Civil and Labor Contingencies	2,792	2,746	2,179
Payables on Insurance, Pension Plan and Capitalization Bond Operations	355	369	362
Other Liabilities	4,446	5,543	8,163
Insurance Technical Reserves (1)	11,698	11,217	8,705
Life and Pension Plan Technical Reserves	114,383	110,527	98,199
Capitalization Bond Technical Reserves	5,738	5,623	4,886
Non-controlling Interest	641	663	624
Shareholders' Equity	16,342	18,424	17,202
Total	156,395	155,112	140,320

(1) In the second quarter of 2013, in compliance with ANS Normative Resolution 314, of November 23, 2012, Bradesco Saúde reclassified R$715.4 million (R$597.3 million in the first quarter of 2013), corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities.

Consolidated Income Statement

				R$ million
	1H13	1H12	2Q13	1Q13
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	24,191	20,988	13,238	10,953
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	12,605	10,625	6,393	6,212
Financial Result from the Operation	1,828	1,695	849	979
Sundry Operating Income	410	612	275	135
Retained Claims	(7,271)	(6,188)	(3,724)	(3,547)
Capitalization Bond Draws and Redemptions	(1,883)	(1,509)	(1,011)	(872)
Selling Expenses	(1,266)	(1,098)	(630)	(636)
General and Administrative Expenses	(1,023)	(971)	(548)	(475)
Tax Expenses	(280)	(238)	(133)	(147)
Other Operating Income/Expenses	(223)	(147)	(32)	(191)
Operating Result	2,897	2,781	1,439	1,458
Equity Result	218	186	117	101
Non-Operating Result	(20)	(19)	(7)	(13)
Income before Taxes and Profit Sharing	3,095	2,948	1,549	1,546
Income Tax and Contributions	(1,141)	(1,086)	(571)	(570)
Profit Sharing	(33)	(39)	(17)	(16)
Non-controlling Interest	(60)	(37)	(30)	(30)
Net Income	1,861	1,786	931	930

   56   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Life and Pension Plans	564	542	570	493	494	493	535	486
Health	155	167	167	133	148	151	181	132
Capitalization Bonds	97	131	103	86	91	104	87	86
Basic Lines and Other	115	90	124	125	148	157	57	76
Total	931	930	964	837	881	905	860	780

Performance Ratios

	%
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Claims Ratio (1)	71.1	69.6	70.5	70.4	71.3	71.9	68.6	71.5
Expense Ratio(2)	10.9	11.0	11.6	11.3	11.1	11.1	11.1	10.5
Administrative Expenses Ratio (3)	4.1	4.3	4.2	5.0	4.3	5.0	4.5	5.8
Combined Ratio (4) (5)	85.5	86.0	86.6	86.5	85.0	85.6	83.6	86.2

(1) Retained Claims/Earned Premiums;

(2) Selling Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excluding additional reserves.

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the second quarter of 2013, total revenue increased 20.9% over the previous quarter, boosted by Life and Pension Plan, Capitalization Bond and Auto/RE products, which grew 32.2%, 14.5% and 12.9%, respectively.

In the first half of 2013, production increased 15.3% when compared to the same period in the previous year, led by Health, Capitalization Bond and Life and Pension Plan products, which grew 23.3%, 21.8% and 12.7%, respectively.

Bradesco      57

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Life/AP/VGBL/PGBL/Basic Lines
R$ million
4,708
6,886
5,009
6,737
5,002
8,053
5,698
7,535
3Q11
4Q
1Q12
2Q
3Q
4Q
1Q13
2Q

Health
R$ million
2,325
2,390
2,476
2,573
2,738
2,974
3,040
3,187
3Q11
4Q
1Q12
2Q
3Q
4Q
1Q13
2Q

Capitalization Bonds
R$ million
849
798
795
937
1,013
1,089
983
1,126
3Q11
4Q
1Q12
2Q
3Q
4Q
1Q13
2Q

Auto/RE
R$ million
1,042
983
967
1,208
1,239
1,014
1,039
1,204
3Q11
4Q
1Q12
2Q
3Q
4Q
1Q13
2Q

Other Lines
R$ million
102
80
171
115
112
86
193
186
3Q11
4Q
1Q12
2Q
3Q
4Q
1Q13
2Q

   58   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco      59

               Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

   60   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

The improved administrative efficiency ratio when compared to the second quarter of 2012 was due to: (i) the benefits from cost rationalization; and (ii) the 14.4% increase in revenue in the period.

Bradesco      61

               Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

   62   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Net Income	564	542	570	493	494	493	535	486
Premium and Contribution Income (1)	7,535	5,698	8,053	5,002	6,737	5,009	6,886	4,708
- Income from Pension Plans and VGBL	6,475	4,677	6,976	3,988	5,816	4,090	5,926	3,829
- Income from Life/Personal Accidents Insurance Premiums	1,060	1,021	1,077	1,014	921	919	960	879
Technical Reserves	114,383	110,527	108,371	102,425	98,199	93,861	91,008	84,788
Investment Portfolio	119,842	118,380	117,418	110,182	106,102	100,366	96,047	91,806
Claims Ratio	37.3	35.1	37.4	34.6	43.5	41.3	38.3	44.4
Expense Ratio	18.8	23.4	23.3	21.2	19.2	21.3	19.1	18.5
Combined Ratio	61.0	70.0	68.1	60.8	68.4	70.8	66.1	71.3
Participants / Policyholders (in thousands)	27,030	25,722	25,837	25,295	25,257	24,534	24,582	24,051
Premium and Contribution Income Market Share (%) (2)	28.5	24.6	29.6	28.8	29.9	27.5	33.1	31.6
Life/AP Market Share - Insurance Premiums (%) (2)	16.7	16.4	18.0	17.8	17.4	17.3	17.6	16.9

(1) Life/VGBL/PGBL/Traditional; and

(2) 2Q13 includes the latest data released by Susep (May 2013).

Note: For comparison purposes, the non-recurring events are not considered.

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência leads the segment with a 28.5% market share in terms of pension plan and VGBL income in the period (source: Susep – May 2013).

Net income for the second quarter of 2013 exceed the previous quarter result by 4.1%, as a result of: (i) the 32.2% increase in revenue; (ii) the improved administrative efficiency ratio; partially offset by: (iii) the 2.2 p.p. increase in Life product claims ratio; and (iv) the decrease in the financial result.

Net income for the first half of 2013 was 12.1% higher than the result posted in the same period of the previous year, mainly as a result of: (i) the 12.7% increase in revenue; (ii) the 6.0 p.p. decrease in Life product claims ratio; (iii) the increase in the financial result; and (iv) the improved administrative efficiency ratio.

Bradesco      63

               Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$114.4 billion in June 2013, made up of R$108.6 billion from Pension Plans and VGBL and R$5.8 billion from Life, Personal Accidents and Other Lines, up 16.5% over June 2012.

The Pension Plan and VGBL Investment Portfolio totaled R$116.9 billion in May 2013, equal to 32.7% of all market funds (source: Fenaprevi – May 2013).

Growth of Participants and Life and Personal Accident Policyholders

In June 2013, the number of Bradesco Vida e Previdência customers grew by 7.0% compared to June 2012, surpassing a total of 2.3 million pension plan and VGBL plan participants and	24.6 million personal accident participants. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

   64   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Net Income	155	167	167	133	148	151	181	132
Net Written Premiums	2,926	2,787	2,727	2,498	2,338	2,251	2,170	2,114
Technical Reserves	6,503	6,308	5,582	5,466	4,128	4,072	3,984	3,942
Claims Ratio	87.3	84.7	85.3	86.9	86.1	86.4	83.4	87.3
Expense Ratio	5.4	5.2	5.1	5.0	4.9	4.8	4.7	4.4
Combined Ratio	98.9	96.2	98.5	99.9	96.9	97.9	96.1	98.9
Policyholders (in thousands)	4,082	3,985	3,964	3,873	3,707	3,627	3,458	3,384
Written Premiums Market Share (%) (1)	48.7	48.2	45.3	46.8	46.9	46.7	47.9	47.5

(1) 2Q13 considers the latest data released by ANS (May 2013).

Note: For comparison purposes, the non-recurring events are not considered.

Net income for the second quarter of 2013 had a decrease of 7.2% over the first quarter of 2013, mainly due to: (i) the decrease in the financial result; (ii) the 2.6 p.p. increase in claims ratio (1.4 p.p. of which due to revaluation of assumptions for premium reserve); partially offset by: (iii) the 5.0% increase in revenue.

Net income for the first half of 2013 was up 7.7% over the same period of the previous year, due to: (i) the 24.5% increase in revenue; (ii) the steady claims ratio; and (iii) the improved financial and equity result.

In June 2013, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 70 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 53 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2013).

Bradesco      65

               Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 4.0 million customers. The high share of corporate policies in the overall portfolio (95.3% in June 2013) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Net Income	96	131	103	86	91	104	87	86
Capitalization Bond Income	1,126	983	1,089	1,013	937	795	798	849
Technical Reserves	5,738	5,623	5,449	5,165	4,886	4,663	4,571	4,329
Customers (in thousands)	3,439	3,462	3,459	3,426	3,358	3,228	3,097	3,024
Premium Income Market Share (%) (1)	22.1	22.1	23.1	22.8	22.2	21.2	21.6	21.4

 (1) 2Q13 considers the latest data released by Susep (May 2013).

In the second quarter of 2013, revenue grew 14.5% over the previous quarter and the administrative efficiency ratio remained stable. Net income decreased 26.7% over the previous quarter, mainly due to the lower financial result.

Net income for the first half of 2013 was up 16.4% when compared to the same period of the previous year, as a result of: (i) the 21.8% increase in capitalization bond income; (ii) improved financial result; and (iii) the steady administrative efficiency ratio.

   66   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the second quarter of 2013 leading the capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of draws and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização was the first capitalization bond company in Brazil to receive the ISO 9001 of Quality Management, certification which is held to date. Since 2009, it was certified by Fundação Vanzolini with the ISO 9001 Version 2008 for Management of Bradesco Capitalization Bonds. This attests to the quality of internal processes and confirms the principle targeting good products, services and continuous growth.

The portfolio is composed of 22.5 million active bonds, of which: 36.3% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, up 2.8% over June 2012; and 63.7% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 10.2% over June 2012. Given that the purpose of this type of capitalization bond is to add value to the associated company product or even encourage the performance of its customers, bonds have reduced maturity and grace terms and lower sale price.

Bradesco      67

               Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11
Net Income	43	28	10	42	26	49	33	50
Net Written Premiums	1,204	1,039	1,014	1,239	1,208	967	983	1,042
Technical Reserves	4,817	4,643	4,577	4,508	4,345	4,148	3,920	3,853
Claims Ratio	58.6	58.5	63.7	63.9	64.2	64.7	65.9	61.3
Expense Ratio	18.0	17.7	17.8	18.7	18.8	18.4	18.2	17.4
Combined Ratio	100.8	105.6	109.6	105.8	104.1	107.4	108.2	104.1
Policyholders (in thousands)	3,652	3,798	3,871	3,968	3,826	3,801	3,694	3,632
Premium Income Market Share (%) (1)	9.0	8.8	10.0	10.5	10.5	9.8	10.1	10.4

 (1) 2Q13 considers the latest data released by Susep (May 2013).

Net income for the second quarter of 2013 was up by 53.6% from the previous quarter, due to: (i) the steady claims ratio; (ii) the lower operating expenses; and (iii) the improved equity result.

Net income for the first half of 2013 was 5.3% lower than that posted in the same period in 2012, due to: (i) lower equity result; and partially offset by: (ii) the decrease in claims and expense ratio; and (iii) higher financial result.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether in leadership or participation in co-insurance. Also note the excellent performance of the Engineering Risks segment: the partnership with the Real Estate Loan area has enabled new insurance contracts from its customer base.

In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to 15 years of use.

For better service, Bradesco Auto/RE currently has 23 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

   68   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.6 million customers in the last 12 months.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 13.0% growth in premiums from January to June 2013, totaling more than 1.8 million insured homes.

Bradesco      69

               Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Card Income	3,399	2,845	1,732	1,667	554	65
Checking Account	1,722	1,553	889	833	169	56
Fund Management	1,131	1,061	581	550	70	31
Loan Operations	1,090	1,025	573	517	65	56
Collection	710	636	367	344	74	23
Underwriting / Financial Advisory Services	346	224	225	121	122	104
Consortium Management	344	293	177	167	51	10
Custody and Brokerage Services	260	236	136	124	24	12
Payments	166	158	87	79	8	8
Other	413	368	217	196	45	21
Total	9,582	8,399	4,983	4,599	1,183	384

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

   70   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Fee and Commission Income

Card Income

For the fifth consecutive quarter, card income grew R$65 million when compared to the previous quarter, for a total of R$1,732 million, mainly due to the volume of transactions in the period and the increased revenue.

Year over year, card service revenue was up 19.5%, or R$554 million, in the first half of 2013, mainly due to an increase in revenue from purchases and services, resulting from the 16.1% increase in card revenue, which reached R$56.4 billion (R$48.6 billion in the first half of 2012), and the increase in the number of transactions in the period.

Bradesco      71

               Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the second quarter of 2013, fee and commission income from checking accounts increased 6.7% in comparison with the previous quarter, mainly due to: (i) the net increase of 429 thousand new checking accounts; (ii) the expansion of the customer service portfolio; and (iii) the realignment of certain fees.

Year over year, income grew by R$169 million, or 10.9%, in the first half of 2013, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 693 thousand active current account holders (642 thousand individual customers and 51 thousand corporate customers); (ii) the expansion of the customer service portfolio; and (iii) the realignment of certain fees.

Loan Operations

In the second quarter of 2013, income from loan operations totaled R$573 million, up 10.8% in comparison with the previous quarter, mainly driven by the greater volume of operations in the quarter.

Year over year, the 6.3% increase in the first half of 2013 was mainly the result of the greater income from collaterals, up 20.1%, mainly deriving from the 19.9% growth in the volume of Sureties and Guarantees in the period.

   72   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the second quarter of 2013, income from fund management totaled R$581 million, up R$31 million in comparison with the previous quarter, mainly due to higher number of business days in the quarter, offsetting the 1.9% drop in the volume of funds and portfolios raised and managed.

Year over year, the R$70 million or 6.6% increase in the first half of 2013 was mainly due to: (i) increases in funds and portfolios, which grew by 11.4%; partially offset by (ii) the 12.7% decrease in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

The highlight was the investments in third-party funds, which grew by 19.4% in the period, followed by the 8.6% increase in fixed-rate funds.

Shareholders' Equity	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Investment Funds	387,172	392,652	358,881	(1.4)	7.9
Managed Portfolios	31,350	33,324	17,691	(5.9)	77.2
Third-Party Fund Quotas	8,715	9,404	7,017	(7.3)	24.2
Total	427,237	435,380	383,589	(1.9)	11.4

Distribution	R$ million			Variation %
	Jun13	Mar13	Jun12	Quarter	12M
Investment Funds – Fixed Income	359,835	364,266	331,421	(1.2)	8.6
Investment Funds – Equities	27,337	28,386	27,460	(3.7)	(0.4)
Investment Funds – Third-Party Funds	6,851	8,183	5,739	(16.3)	19.4
Total - Investment Funds	394,023	400,835	364,620	(1.7)	8.1
x
Managed Portfolios - Fixed Income	23,053	23,693	10,228	(2.7)	125.4
Managed Portfolios – Equities	8,297	9,631	7,463	(13.9)	11.2
Managed Portfolios - Third-Party Funds	1,864	1,221	1,278	52.7	45.9
Total - Managed Portfolios	33,214	34,545	18,969	(3.9)	75.1
x
Total Fixed Income	382,888	387,959	341,649	(1.3)	12.1
Total Equities	35,634	38,017	34,923	(6.3)	2.0
Total Third-Party Funds	8,715	9,404	7,017	(7.3)	24.2
Overall Total	427,237	435,380	383,589	(1.9)	11.4

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               Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the second quarter of 2013, income from payments and collection increased 7.3% in comparison with the previous quarter, mainly due to new businesses and increase in the number of processed documents in the period.

Year over year, the 10.6% or R$84 million increase in the first half of 2013 was mainly due to the greater volume of processed documents, up from 930 million in the first half of 2012 to 1,037 million in the first half of 2013.

Consortium Management

In the second quarter of 2013, income from consortium management increased by 6.0% over the previous quarter, driven by the segment expansion. On June 30, 2013, Bradesco had 821 thousand active quotas (780 thousand active quotas on March 31, 2013), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors).

Year over year, there was a 17.0% increase in the first half of 2013, resulting from: (i) the growth in the volume of bids; (ii) the increase in average ticket; and (iii) the increase in sales of new quotas, from 676 thousand active quotas on June 30, 2012 to 821 thousand active quotas on June 30, 2013, an increase of 145 thousand net quotas.

Bradesco’s purpose is to offer the most complete portfolio of products and services to its customers. Therefore, the Organization provides consortium plans for all income groups, covering the different market demands, in real estate, automobile or truck/tractor/machinery/equipment segments.

To sell the consortium plans, Bradesco has the strength and expertise of several managers, who operate together with customers.

Bradesco remains being leader in the three segments due to planning and synergy with the branch network, together with stability and security of the Bradesco brand.

   74   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the second quarter of 2013, total custody and brokerage service income had an increase of R$12 million in relation to the previous quarter, basically due to the increase in volume of trading in BM&FBovespa, which influenced custody and brokerage service income.

Year over year, the 10.2% increase in the first half of 2013 reflected the increase in custody services, with an R$85 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$104 million increase in the quarter-over-quarter comparison mainly refers to the performance of the capital market operations in the second quarter of 2013. Furthermore, changes in this income are often the result of capital markets’ volatile performance.

Year over year, there was an increase of R$122 million in the first half of 2013, mainly as a result of a greater business volume in the second quarter of 2013.

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               Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	1H13	1H12	2Q13	1Q13	Variation
					Half	Quarter
Personnel Expenses
Structural	5,054	4,786	2,563	2,490	268	73
Payroll/Social Charges	3,755	3,592	1,915	1,840	163	75
Benefits	1,299	1,194	648	650	105	(2)
Non-Structural	1,197	1,139	628	569	57	59
Management and Employee Profit Sharing	672	666	336	336	6	-
Provision for Labor Claims	374	331	210	164	43	46
Training	39	63	26	12	(24)	14
Termination Costs	112	79	56	57	33	(1)
Total	6,250	5,925	3,191	3,059	325	132
x
Administrative Expenses
Outsourced Services	1,702	1,664	873	828	38	45
Communication	795	825	403	393	(30)	10
Depreciation and Amortization	651	609	331	319	42	12
Data Processing	615	530	315	300	85	15
Rental	407	378	204	203	29	1
Transportation	404	427	205	199	(23)	6
Financial System Services	368	326	189	179	42	10
Advertising and Marketing	330	315	169	161	15	8
Asset Maintenance	316	291	162	153	25	9
Security and Surveillance	239	205	124	116	34	8
Leased Assets	158	196	82	77	(38)	5
Materials	146	169	76	69	(23)	7
Water, Electricity and Gas	119	130	54	65	(11)	(11)
Trips	61	66	33	27	(5)	6
Other	722	711	356	367	11	(11)
Total	7,033	6,842	3,578	3,455	191	123

Total Personnel and Administrative Expenses	13,283	12,767	6,769	6,514	516	255

Employees	101,951	104,531	101,951	102,793	(2,580)	(842)
Service Points	70,829	65,370	70,829	69,528	5,459	1,301

In the second quarter of 2013, total personnel and administrative expenses came to R$6,769 million, up 3.9% in comparison with the previous quarter.

Personnel Expenses

In the second quarter of 2013, personnel expenses came to R$3,191 million, a 4.3% or R$132 million variation from the previous quarter. The increase in structural expenses of R$73 million was due to the lower concentration of holidays in the second quarter of 2013, for a total of R$67 million. The increase in non-structural expenses of R$59 million was due to greater expenses for the provision for labor claims, totaling R$46 million.

   76   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

Year over year, the R$325 million increase in the first half of 2013 was due to: (i) the structural expenses totaling R$268 million, related to the increase in expenses with payroll, social charges and benefits, impacted by the raise in salary levels (collective bargaining agreement of 2012); and (ii) the increase in non-structural expenses of R$57 million, which was mainly a result of greater expenses with provision for labor claims, totaling R$43 million.

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               Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the second quarter of 2013, administrative expenses came to R$3,578 million, up 3.6%, or R$123 million, from the previous quarter, mainly due to greater business and service volume in the quarter, consequently increasing expenses with: (i) outsourced services, totaling R$45 million; (ii) data processing, totaling R$15 million; (iii) depreciation and amortization, totaling R$12 million; (iv) financial system services, totaling R$10 million; and (v) communication, totaling R$10 million.

Despite the greater expenses with (i) the opening of 5,459 service points in the period, mainly the opening of 4,343 Bradesco Expresso points, for a total of 70,829 service points on June 30, 2013 and (ii) the increase in business and service volume in the period, administrative expenses increased only by 2.8% between the first half of 2013 and the same period in 2012, thanks to the Efficiency Committee efforts to control these expenses. Note that, in the last 12 months, the inflation rates Extended Consumer Price Index (IPCA) and General Market Price Index (IGP-M) stood at 6.7% and 6.3% respectively.

   78   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.9 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee.

It is worth noting that 69.6% is the best rate over the last 18 quarters.

Tax Expenses

The R$106 million decrease in tax expenses in comparison with the previous quarter was mainly driven by the decrease in PIS/Cofins taxable bases in the second quarter of 2013.

Year over year, these expenses increased R$137 million in the first half of 2013, mainly due to higher PIS/Cofins/ISS expenses, reflecting the higher taxable income, especially fee and commission income.

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               Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the second quarter of 2013, the equity in the earnings (losses) of unconsolidated companies was R$12 million. The R$9 million increase over the previous quarter was basically due to the improved results from the unconsolidated companies Integritas Participações and Fleury.

In the year-over-year comparison, the reduction in the first half of 2013 was mainly due to lower results from the unconsolidated company “IRB – Brasil Resseguros.”

Operating Income

Operating income in the second quarter of 2013 was R$4,583 million, up R$36 million from the previous quarter. This result was mainly due to: (i) the increase in fee and commission income, amounting to R$384 million; (ii) the R$106 million decrease in tax expenses; partially offset by: (iii) the R$255 million increase in personnel and administrative expenses; (iv) the R$127 million decrease in operating income from Insurance, Pension Plans and Capitalization Bonds; and (v) lower financial margin, amounting to R$119 million.

Year over year, the R$415 million or 4.8% increase in the first half of 2013 is basically a result of: (i) the R$1,183 million increase in fee and commission income; (ii) the R$353 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds; (iii) lower allowance for loan loss expenses, in the amount of R$298 million; partially offset by: (iv) a R$516 million increase in personnel and administrative expenses; (v) lower financial margin, amounting to R$436 million; (vi) the R$286 million increase in other operating expenses (net of other income); and (vii) the R$137 million increase in tax expenses.

   80   Report on Economic and Financial Analysis – June 2013

Economic and Financial Analysis

Non-Operating Income

In the second quarter of 2013, non-operating income posted a loss of R$24 million, R$14 million less than the previous quarter and R$22 million more than the first half of 2012, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

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Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2000

Return to Shareholders

Sustainability

Bradesco maintains the ISO 14064 certification

In the second quarter of 2013, Bradesco maintained the ISO 14064 certification, which establishes standards to quantify, monitor, verify and validate greenhouse gas (GHG) emissions.

Fundação Carlos Alberto Vanzolini was responsible for the Bank's certification process. Between April 8 and 10, the foundation analyzed the data from the Bradesco Organization’s “2012 Greenhouse Gas Emissions Inventory” and from the “Greenhouse Gas Emissions Management System” in order to determine if they complied with the certification requirements.

ISO 14064 guides Bradesco's policy on climate change, gives technical support to carbon offset processes, and develops a performance indicator on which sustainability reports such as GRI (Global Reporting Initiative), DJSI (Dow Jones Sustainability Index), ISE Bovespa and CDP (Carbon Disclosure Project) are grounded.

During these seven years in which Bradesco has maintained the certification, the Bank has improved the methodology adopted for data collection, enhanced information management and developed and monitored GHG emission reduction projects.

2013 Carbon Disclosure Project

The Carbon Disclosure Project (CDP) is a unified global system that collects information on corporate climate change policies, encouraging greater transparency for shareholders and investors. Bradesco has been a signatory of the CDP since 2006. A total of 4,100 companies worldwide report to the CDP, corresponding to

81% of the companies in the annual ranking of the world's 500 largest corporations. In 2012, 52 Brazilian companies reported their GHG emissions and climate change policies. Currently, the initiative is backed by more than 722 investors representing an excess of US$87 trillion in assets.

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             Return to Shareholders

Investor Relations (IR)

In the second quarter of 2013, the Investor Relations department participated in nine events abroad, in the cities of Hong Kong, Singapore, Beijing, London, New York and Toronto. The local calendar of events included two “Apimec” meetings in Belo Horizonte and Salvador, with 458 participants, including investors, shareholders and market analysts.

Bradesco was also present in three editions of Expo Money, the largest financial education event in Latin America, which took place in Curitiba, Recife and Florianópolis, and in two of these cities—Curitiba and Florianópolis—there were also Bradesco Apimec presentations. In addition, the Investor Relations team frequently keeps contact with shareholders, investors and analysts via telephone, email, or at Bradesco's headquarters.

Corporate Governance

Bradesco's management is made up of the Board of Directors and the Statutory Board of Executive Officers. The former is composed of eight members who are eligible for reelection, and includes seven external members, including the Chairman (Mr. Lázaro de Mello Brandão) and one internal member (The Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers.

Bradesco’s Corporate Governance structure includes five Committees subordinated to the Board of Directors, two (2) of which Statutory Committees (Audit and Compensation) and three (3) Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, and Integrated Risk Management and Capital Allocation), in addition to forty-three (43) Executive Committees subordinated to the Board of Executive Officers, assisting it in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, and to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly-Held Companies (Abrasca), in 2011.

Bradesco was rated AA+ (Excellent Corporate Governance Practices) by Austin Rating.

Further information is available at the Bradesco’s Investor Relations website www.bradescori.com.br – Corporate Governance.

   85   Report on Economic and Financial Analysis – June 2013

Return to Shareholders

Bradesco Shares

Number of Shares - Common and Preferred Shares (1)

	In thousands
	Jun13	Mar13	Jun12
Common Shares	2,100,738	2,100,738	1,909,839
Preferred Shares	2,098,372	2,098,372	1,907,931
Subtotal – Outstanding Shares	4,199,110	4,199,110	3,817,770
Treasury Shares	8,164	8,164	7,025
Total	4,207,274	4,207,274	3,824,795

(1) Excluding bonuses and stock splits during the periods.

On June 30, 2013, Bradesco’s capital stock stood at R$38.1 billion, composed of 4,207,274 thousand no-par, book-entry shares, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

On June 30, 2013, there were 363,863 shareholders domiciled in Brazil, accounting for 99.72% of total shareholders and holding 67.35% of all shares, while a total of 1,019 shareholders are domiciled abroad, accounting for 0.28% of shareholders and holding 32.65% of shares.

	Jun13%		Ownership of Capital (%)	Jun12%		Ownership of Capital (%)
Individuals	327,527	89.76	21.97	332,632	89.85	23.04
Companies	36,336	9.96	45.38	36,656	9.90	47.42
Subtotal Domiciled in Brazil	363,863	99.72	67.35	369,288	99.75	70.46
Domiciled Abroad	1,019	0.28	32.65	919	0.25	29.54
Total	364,882	100.00	100.00	370,207	100.00	100.00

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             Return to Shareholders

Bradesco Shares

Average Daily Trading Volume of Shares (1)

Bradesco shares are traded on BM&FBovespa (São Paulo) and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

In the first half of 2013, the average trading volume of our shares stood at R$539 million, the highest value since 2001. Year over year, the average daily trading volume increased by 5.5%, boosted by the increased liquidity of our common shares traded on BM&FBovespa.

(1) Average daily trading volume of shares listed on BM&FBovespa (BBDC3-ON and BBDC4-PN) and NYSE (BBD-ADR PN and BBDO-ADR ON).

   87   Report on Economic and Financial Analysis – June 2013

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4 (1)

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. If R$100 were invested in December 2001, Bradesco shares would be worth R$900 in June 2013, an appreciation above Ibovespa and CDI rates in the same period.

(1)  Including dividend reinvestment.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	2Q13	1Q13	Variation %	1H13	1H12	Variation %
Adjusted Net Income per Share	0.71	0.70	1.4	1.41	1.36	3.7
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.201	0.198	1.5	0.399	0.382	4.5
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.220	0.218	1.0	0.438	0.420	4.3

	In R$ (unless otherwise stated)
	Jun13	Mar13	Variation %	Jun13	Jun12	Variation %
Book Value per Common and Preferred Share	15.72	16.54	(5.0)	15.72	15.22	3.3
Last Trading Day Price – Common Shares	30.60	35.20	(13.1)	30.60	22.73	34.6
Last Trading Day Price – Preferred Shares	28.80	34.14	(15.6)	28.80	27.22	5.8
Last Trading Day Price – ADR ON (US$)	13.86	17.19	(19.4)	13.86	11.19	23.9
Last Trading Day Price – ADR PN (US$)	13.01	17.02	(23.6)	13.01	13.52	(3.8)
Market Capitalization (R$ million) (2)	124,716	145,584	(14.3)	124,716	104,869	18.9

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period.

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Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4).  We had access to 16 reports prepared by these analysts on July 17, 2013. Below are recommendations and a consensus on the target price for December 2013:

Recommendations %		Target Price in R$ for Dec13
Buy	50.0	Average	37.9
Keep	43.8	Standard Deviation	3.9
Sell	6.2	Higher	45.0
Under Analysis	-	Lower	31.2

For more information on target price and recommendation of each market analyst that monitors the performance of Bradesco shares, visit our IR website at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In June 2013, Bradesco’s market capitalization, considering the closing prices of common and preferred shares, was R$124.7 billion, up 18.9% over the same period in 2012. In the year-over-year comparison, the Ibovespa decreased by 12.7%.

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             Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income(1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield (1): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

   90   Report on Economic and Financial Analysis – June 2013

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first half of 2013, a total of R$2,066 million was allocated to shareholders as Interest on Shareholders’ Equity. In the last twelve months, total Interest on Shareholders’ Equity and Dividends allocated to shareholders correspond to 36.6% of net income, or 31.5% considering withholding income tax deduction therefrom.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprises Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), and ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid—Large Cap Index – MLCX (that measures the return of a portfolio composed of the highest cap companies listed).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of Madrid Stock Exchange.

Jun13	In % (1)
Ibovespa	4.3
IBrX-50	7.2
IBrX	7.6
IFNC	19.1
ISE	4.9
IGC	5.7
ITAG	10.7
ICO2	9.5
MLCX	8.0

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

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Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

              Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Jun 13	Mar 13	Jun 12	Mar 12
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.6	16.6	16.5
Savings Deposits	N/A	13.6	13.8	13.9
Time Deposits	N/A	11.2	12.8	12.9
Loan Operations	11.2 (1) (2)	11.2 (1)	11.7	11.9
Loan Operations - Private Institutions	22.1 (1) (2)	21.9 (1)	21.4	21.3
Loan Operations - Vehicles Individuals (CDC + Leasing)	14.5 (1) (2)	14.5 (1)	15.2	15.3
Payroll-Deductible Loans	11.4 (1) (2)	11.3 (1)	10.9	11.0
Number of Branches	21.1	21.3	21.9	22.0
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	21.9	20.6	21.7
Brazilian Unified Tax Collection System Document (DAS)	N/A	16.5	16.4	16.2
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.5	14.4	14.2
Benefit Payment to Retirees and Pensioners	25.1	24.9	24.1	23.9
Banks – Source : Anbima
Investment Funds + Portfolios	18.4 (2)	18.5	18.0	17.6
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.1 (2)	22.4	24.8	23.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.9 (2)	21.9	24.8	23.2
Life Insurance and Personal Accident Premiums	16.7 (2)	16.4	17.4	17.3
Auto/Basic Lines (RE) Insurance Premiums	9.0 (2)	8.8	10.5	9.8
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	10.7 (2)	10.2	13.9	12.8
Health Insurance Premiums	48.7 (2)	48.2	46.9	46.7
Income from Pension Plan Contributions (excluding VGBL)	30.9 (2)	31.2	29.3	29.8
Capitalization Bond Income	22.1 (2)	22.1	22.2	21.2
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.1 (2)	29.1	29.5	29.7
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	28.2 (2)	23.7	30.0	27.0
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.2 (2)	27.2	25.3	25.3
Pension Plan Investment Portfolios (including VGBL)	32.7 (2)	32.7	33.9	33.1
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.6 (2)	19.4	19.2	18.8
Consortia – Source: Bacen
Real Estate	30.5 (2)	30.5	29.3	29.3
Auto	26.7 (2)	26.4	25.6	25.4
Trucks, Tractors and Agricultural Implements	19.3 (2)	19.4	17.7	17.7
International Area – Source: Bacen
Export Market	17,4	17.1	19.3	19.8
Import Market	15,4	15.0	17.8	18.3

(1) Bacen data for March 2013 and May 2013 are preliminary; and
(2) Reference date: May 2013; and
N/A – Not Available.

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Additional Information

Informações Adicionais

Market Share of Products and Services

Branch Network

Region	Jun13		Market Share	Jun12		Market Share
	Bradesco	Market		Bradesco	Market
North	279	1,081	25.8%	279	1,003	27.8%
Northeast	850	3,527	24.1%	838	3,278	25.6%
Midwest	346	1,716	20.2%	346	1,619	21.4%
Southeast	2,430	11,623	20.9%	2,409	11,236	21.4%
South	787	4,256	18.5%	778	4,086	19.0%
Total	4,692	22,203	21.1%	4,650	21,222	21.9%

Reserve Requirements/Liabilities

%	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11
Demand Deposits
Rate (2) (6)	44	44	44	44	43	43	43	43
Additional (3)	-	-	-	-	12	12	12	12
Liabilities (1)	34	34	34	34	28	28	28	28
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	20	20	20	15	15	15	15
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	11	12	12	12	12	12
Free	69	69	69	68	68	68	68	68

(1) At Banco Bradesco, liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012, and TR + 70% of the Selic rate for deposits made as from May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;
(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and
(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

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Informações Adicionais

Investments in Infrastructure, Information Technology and Telecommunication

2013 is being a remarkable year for Bradesco. In the first half, technology enabled the business many achievements and innovations that have further improved the experience that more than 25 million account holders have with the Complete Bank.

Bradesco’s technological apparatus and infrastructure provides convenience, facility and security to its customers when contracting and using its products and services. Despite its customer service channels, Bradesco still remains physically close to its customers. In the second quarter, 1,221 Bradesco Expresso service points were inaugurated, totaling more than 44.8 thousand service points nationwide. The Bradesco Celular channel exceeded the mark of 2 million active clients, a growth of more than 580% in the last two years. In addition to the many applications already available, Bradesco launched in May the version for Android operational system of Bradesco Universitários, enabling customers to access internet banking and exclusive content targeting students, such as grade and absence control, and access Rádio Bradesco, among others. The Bank also launched the Bradesco Investor Relations application for iPhone and iPad. It is a direct channel between the Bank and its shareholders, investors, analysts and all those who are involved in the capital market. Another convenience for Bradesco customers is the possibility to recharge pre-paid mobile phones—even without credit—through the phone itself. The amount is debited from the account and the credit is inserted in the phone by the operator.

Biometry, an innovative technology launched by Bradesco in 2007, exceeded the mark of 12 million registered customers, providing them with convenience and security. Customers carried out more than 4.2 million withdrawals balance statement checks without using their cards, only with the branch and account numbers, by using biometry and password. Transactions totaling more than R$450 million were performed.

For corporate customers, Bradesco launched the Portal Sociedade de Negócios, a new customer service channel for micro and small enterprises that aims to support the management of the business and contribute to an expansion of commercial contacts.

In May, Bradesco launched a chat about graphical analysis on Bradesco Corretora’s website. Investors are able to talk with graphical analyst Daniel Marques in real time and request analyzes of securities, recommendations for purchase and sale and general clarifications. Bradesco also stood out on prestigious surveys that assess quality and performance in managing investment funds through BRAM - Bradesco Asset Management.

For those who like to travel, now it is possible to reload the Global Travel Card—a prepaid card in U.S. dollars, British pounds or euro—through the internet banking.

The Bradesco Seguros group also innovated and launched an application for the hearing impaired. In partnership with ProDeaf of Recife (state of Pernambuco), it developed an application called Avatar. This pioneering solution in Brazil enables the translation of Portuguese into the Brazilian Sign Language (LIBRAS). Available to mobile phones with the Android technology, the application enables hearing impaired customers to access the websites of Bradesco Seguros, Bradesco Auto/RE, Bradesco Saúde and Bradesco Vida e Previdência, being able to reach all content available on these channels. The idea is to contribute to social integration, in addition to breaking the communication barrier between Bradesco and this group—estimated at 2.7 million people in Brazil—that does not know Portuguese, or prefers the LIBRAS.

Bradesco has also made available to its new customers free online courses through its website www.bradesco.com.br. There are training courses on computing, budget planning, the Portuguese language orthographic agreement, etc.

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Investments in Infrastructure, Information Technology and Telecommunication

Bradesco wants to improve not only the life of its many customers, but also the life of its employees. For that, the Bank made available several systems and tools, and implemented changes that make all difference and facilitate their work. For example, a new channel was developed to increase the knowledge of Bradesco’s employees: Portal de Vídeos, a modern platform that allows faster access to training videos, as well as advertising and TV Bradesco materials.

The Branch Network also has an important tool to monitor the performance of the management of accounts of corporate customers: the AGC, which helps measure the team’s performance and put into practice a strategy and work plan that will yield better results. In addition, the teams can, through the Electronic Board Treasury System, simulate rates, spreads and gross results of loan operations of corporate customers, thus helping the Branch Manager to make decisions regarding the rates practiced while searching for greater efficiency in transactions.

Innovation is a continuous concern of Bradesco. Therefore, in January 2013 the Bank created the Innovation Executive Committee. With the effective participation of members of the Board of Executive Officers, the group developed a new innovation model for Bradesco, which is more productive and multi-departmental.

The Bradesco Organization is recognized on the market by its pioneering position in technology. The Bank was considered the most valuable brand in Brazil, with technology being one of the criteria evaluated by the specialized consulting firm BrandAnalytics. Bradesco was also considered the most profitable bank in Latin America and the United States, according to a study disclosed by Economatica.

Furthermore, Bradesco was one of the winners of the XII Efinance Award, granted by Editora Executivos Financeiros, aiming to reward the most inventive and innovative implementations, solutions and applications in the IT and telecommunications areas, and recognize the talent and competence of professionals of the companies whose solutions were applied in 2012. Bradesco was the winner in the following categories: Internet Banking Broker, IT Infrastructure – Environment Development, Core System-Credit, Call Center, Social Networks, Mobile Infrastructure Management, Content Management, IT Governance, Mobile Banking, Innovation and Security.

As a prerequisite for its continuous expansion, Bradesco invested R$2,296 million in Infrastructure, Information Technology and Telecommunications in the first half of 2013. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1H13	2012	2011	2010	2009
Infrastructure	192	718	1,087	716	630
Information Technology and Telecommunication	2,104	3,690	3,241	3,204	2,827
Total	2,296	4,408	4,328	3,920	3,457

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Informações Adicionais

Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital since January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Capital Management

The Capital Management structure enables the Organization to reach its strategic objectives through an appropriate capital sufficiency planning. To comply with the definitions of governance, the Statutory and Executive Committees were considered, for assistance of the Board of Directors and the Board of Executive Officers in management and decision making.

In line with definitions of governance, a new area responsible for the Conglomerate’s capital management was created: the Internal Capital Adequacy Assessment Process (ICAAP) and Capital Management, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

Further information on the capital management structure can be found in the Risk Management Report and the 2012 Annual Report on the Investor Relations website: www.bradescori.com.br.

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Additional Information

Capital Adequacy Ratio

In June 2013, Bradesco's Reference Shareholders' Equity amounted to R$92,629 million, versus a Required Reference Shareholders' Equity of R$66,389 million, resulting in a R$26,240 million capital margin. This figure was mostly impacted by the credit risk portion, representing 79.4% of the risk-weighted assets. The Capital Adequacy Ratio decreased by 0.2 p.p., from 15.6% in March 2013 to 15.4% in June 2013, mainly impacted by: (i) the mark-to-market devaluation of fixed income securities; (ii) the maturity of subordinated debts eligible to tier II capital; and offset by: (iii) the reduction in capital allocation to loan risk portion in the quarter.

Note that in March 2013 the Brazilian Central Bank disclosed a set of four resolutions and fifteen circular letters, which implement in Brazil the recommendations of the Basel Committee on Banking Supervision on financial institutions’ capital structure, known as “Basel III.” The main purposes are: (i) to improve the financial institutions’ capacity of absorbing shocks arising from the financial system or other industries; (ii) to reduce the impact of the financial sector conditions on the real sector of the economy; (iii) to contribute to the financial stability; and (iv) to foster the sustainable economic growth. The implementation of the new capital structure in Brazil will begin as of October 1, 2013.

Calculation Basis								R$ million
	Jun13	Mar13	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11
Reference Shareholders' Equity	92,629	96,721	96,933	91,149	90,201	75,705	71,476	68,806
Tier I	69,998	68,109	66,194	64,265	62,418	60,580	58,714	56,876
Shareholders' Equity	66,028	69,442	70,047	66,047	63,920	58,059	55,582	53,742
Mark-to-Market Adjustments	3,593	(1,732)	(4,229)	(2,150)	(1,865)	2,126	2,765	2,781
Reduction of Deferred Assets	(205)	(206)	(212)	(218)	(224)	(235)	(248)	(260)
Non-controlling Shareholders	582	605	588	586	587	630	615	613
Tier II	22,761	28,741	30,867	26,992	27,890	15,231	12,865	12,063
Mark-to-Market Adjustments	(3,593)	1,732	4,229	2,150	1,865	(2,126)	(2,765)	(2,781)
Subordinated Debt	26,354	27,009	26,638	24,842	26,025	17,357	15,630	14,844
Deduction of Funding Instruments	(130)	(129)	(128)	(108)	(107)	(107)	(103)	(134)
Risk-weighted Assets	603,541	621,043	600,520	571,377	531,871	505,934	474,173	467,206
Required Reference Shareholders' Equity	66,389	68,315	66,057	62,851	58,506	55,653	52,159	51,393
Credit Risk	52,714	54,343	55,345	54,213	52,050	48,718	47,422	47,183
Operating Risk	3,354	3,354	3,432	3,432	3,313	3,313	2,810	2,810
Market Risk	10,321	10,617	7,281	5,207	3,143	3,622	1,927	1,400
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	26,240	28,406	30,876	28,298	31,695	20,052	19,317	17,413
Leverage Margin	238,545	258,236	280,691	257,255	288,136	182,293	175,609	158,303
Capital Adequacy Ratio	15.4%	15.6%	16.1%	16.0%	17.0%	15.0%	15.1%	14.7%

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              Additional Information

Disclosure to the Market

20-F Form

Since we have preferred and common ADR programs on NYSE, we prepare and disclose the 20-F Form on an annual basis. On April 30, 2013, we filed this document at the U.S. Securities and Exchange Commission (SEC) for the year ended December 31, 2012, accompanied by the financial statements under IFRS.

This document is available on the Investor Relations website: www.bradescori.com.br > Reports and Spreadsheets > SEC Fillings > 20-F Fillings.

Reference Form

In order to comply with CVM Instruction 480/09, on May 31, 2013, we filed the Reference Form at the Brazilian Securities and Exchange Commission (CVM). This document is prepared on an annual basis and restated in case of changes, as described in Article 24 thereof. In addition to the financial statements, the document presents the Organization’s risk factors, a description of its operations, information on controlling shareholders, Management’s comments on the Organization’s results and equity, among other significant matters.

The document is available on the Investor Relations website: www.bradescori.com.br > Reports and Spreadsheets > CVM Fillings.

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ISO 9001

       Independent Auditors’ Report

Reasonable assurance report from independent auditors on the supplementary financial information

To the Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged to apply reasonable assurance procedures for the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. (“Bradesco”) for the semester ended June 30, 2013, which is prepared under the Bradesco’s Management responsibility. Our responsibility is to issue a Reasonable Assurance Report on such supplementary accounting information.

Scope, procedures applied and limitations

The reasonable assurance procedures were performed in accordance with standard NBC TO 3000 - Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 – International Standard on Assurance Engagements issued by International Auditing and Assurance Standards Board – IASB, respectively, both for assurance engagements other than audits or reviews of historical financial information.

The reasonable assurance procedures comprised of: (a) planning of the work, considering the relevance of the supplementary financial information and the internal control systems that served as a basis for the preparation of the  Economic and Financial Analysis Report of Bradesco; (b) obtaining an understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) comparison of the financial and accounting indicators with the information disclosed at this date and/or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards. Additionally, our report does not offer reasonable assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The supplementary accounting information disclosed in the  Economic and Financial Analysis Report for the semester ended June 30, 2013, were prepared by Management of Bradesco, based on the consolidated financial information included in the financial statement and on the criteria described in the Economic and Financial Information Report, in order to provide additional analysis, but without being part of the consolidated financial statements released in this date.

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Independent Auditors’ Report

Reasonable assurance report from independent auditors on the supplementary financial information

Conclusion

Based on the procedures applied, the supplementary accounting information included in the  Economic and Financial Analysis Report for the semester ended June 30, 2013, are presented fairly, in all material respects, with regard to the information referred to in the paragraph of criteria for preparation of supplementary accounting information.

Osasco, July 19, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP 212059/O-0

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ISO 9001

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the financial statements of Banco Bradesco S.A., for the first half of 2013, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Thanks to the ongoing recovery of productive investments, Brazil may well record more growth in the coming quarters than it did in 2012, although this will require a decline in inflationary pressure in order to maintain workers’ purchasing power and, in a broader sense, macroeconomic predictability. At the same time, the reassessment of the global scenario poses difficulties due to reduced international liquidity and the downward trend in commodities prices. All in all, however, Bradesco still believes that the country is better prepared, both structurally and institutionally, to overcome the challenges that have recently intensified.

1.Net Income for the Period

In the first half of 2013, Bradesco posted Net Income of R$5.868 billion, corresponding to earnings per share of R$1.40 and a return on average Shareholders’ Equity(*) of 18.7%. The annualizedReturn on Average Total Assets stood at 1.3%.

Taxes and contributions, including social security contributions, paid or provisioned, came to R$12.991 billion, of which R$4.894 billion related to taxes withheld and collected from third parties, and R$8.097 billion from activities developed by the Bradesco Organization, equivalent to 138.0% of Net Income.

A total of R$2.066 billion was allocated to shareholders as Interest on Shareholders’ Equity, of which R$1.305 billion was paid as monthly and interim dividends and R$760.657 million was provisioned. Interim Interest on Shareholders’ Equity, paid on July 18, 2013, represents approximately 10 times the amount of monthly paid interest.

2.Paid-in Capital and Reserves

At the end of the first half, paid-in capital came to R$38.100 billion. Together with Equity Reserves of R$27.928 billion, Shareholders’ Equity came to R$66.028 billion, 3.3% up on the same period last year and equivalent to a book value of R$15.72 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$124.716 billion on June 30, 2013, equivalent to 1.9 times Shareholders' Equity.

Managed Shareholders’ Equity was equivalent to 7.4% of Consolidated Assets, which totaled R$896.697 billion, 8.0% more than in June 2012. Accordingly, the Capital Adequacy Ratio stood at 15.4% of the consolidated financial result and 15.4% of the consolidated economic and financial result, which is substantially higher than the 11% minimum established by National Monetary Council Resolution 2099/94, in conformity with the Basel Committee. At the end of the half year, the fixed asset ratio in relation to Consolidated Reference Assets, was 44.3% in the consolidated financial result and 17.3% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities.” Bradesco further declares that the operations of Banco Bradescard S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, pursuant to Article 11 of Regulatory Attachment I to National Monetary Council Resolution 4122/12.

3. Funding and Assets under Management

On June 30, 2013, total funding raised and assets under management totaled R$1.234 trillion, 9.1% more than in the previous year, broken down as follows:

R$475.310   billion in demand deposits, time deposits, interbank deposits, open market and savings accounts, up by 7.3%;

R$427.237   billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, an 11.4% increase;

R$177.511   billion in the exchange portfolio, borrowings and onlendings, working capital, tax payments and collection and related charges, funds from the issue of securities, subordinated debt in Brazil and other funding, a 3.8% expansion;

R$131.819   billion in technical reserves for insurance, pension plans and capitalization bonds, up by 17.9%; and

R$21.669    billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$9.780 billion.

4. Loan Operations

At the end of the first half, consolidated loan operations came to R$402.517 billion, 10.3% up on the same period in 2012, broken down as follows:

R$6.647    billion in advances on exchange contracts, giving a total export financing portfolio of US$13.932 billion;

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US$3.564    billion in import financing denominated in foreign currency;

R$6.656     billion in leasing operations;

R$17.579   billion in rural lending;

R$91.072  billion in consumer financing, including R$13.401 billion in credit card receivables;

R$63.383   billion in sureties and guarantees; and

R$32.397  billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

In the real estate financing segment, Bradesco allocated R$7.208 billion to the construction and acquisition of homes, corresponding to 33,255 properties.

The consolidated allowance for loan losses stood at R$21.455 billion, equivalent to 7.0% of total loan operations, exceeding the minimum provisions required by the Brazilian Central Bank by R$4.008 billion.

5. Bradesco’s Customer Service Network

Present nationwide and in several locations abroad, Bradesco’s customer service network is based on the highest standards of quality and efficiency, underpinned by state-of-the-art technology, enabling it to provide customers and users with convenience, facility and security. At the end of the first half, it comprised 58,271 service points, 34,322 terminals in the Bradesco Dia & Noite Network, 33,819 of which also operating on weekends and holidays, 13,650 terminals in the Banco24Horas (24-Hour Bank) network, through which customers can make withdrawals, transfers and payments, obtain statements, check balances and solicit loans. In the payroll-deductible loan segment, the network had 1,404 Bradesco Promotora correspondent bank branches and, in the vehicle segment, 15,667 Bradesco Financiamentos points of sale:

8,487   Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,668, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; and PAs 3,795);

3          Overseas Branches, one in New York and two in Grand Cayman;

10       Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd. in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

44,819  Bradesco Expresso service points;

1,454   PAEs – in-company electronic service branches; and

3,498  External terminals in the Bradesco Dia & Noite network and 11,154 ATM’s in the Banco24Horas network, with 1,804 terminals shared by both networks.

6. Banco Bradesco BBI

Bradesco BBI, the Organization’s investment bank, advises customers on share issues, mergers and acquisitions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. In the first half, Bradesco BBI executed operations worth more than R$55.801 billion.

7. Bradesco Insurance Group

On June 30, 2013, the Bradesco Insurance Group, one of the leaders in the insurance, capitalization bond and private pension plan segments, posted Net Income of R$1.861 billion and Shareholders’ Equity of R$16.342 billion. Net written insurance premiums, pension contributions and capitalization bond revenue totaled R$24.191 billion, 15.3% up on the same period in 2012.

8. Corporate Governance

Bradesco’s presence in the Brazilian capital market dates from 1946, when its shares began trading on the Stock Exchange. In 1997, its level I ADRs (American Depositary Receipts) backed by preferred shares began trading on the U.S. market, followed by level II ADRs, backed by common and preferred shares in 2001 and 2012, respectively. Also in 2001, its GDRs (Global Depositary Receipts) began trading on the European market (Latibex).

Bradesco’s Management comprises the Board of Directors and Board of Executive Officers. Members of the Board of Directors are elected on an annual basis by the Annual Shareholders’ Meeting and are responsible for electing the members of the Board of Executive Officers. The posts of Chairman of the Board of Directors and Chief Executive Officer may not be occupied by the same person.

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The Fiscal Council, consisting of three sitting members and three alternates, one sitting member and his or her alternate being elected by the preferred shareholders, has been installed every year since 2002. The term of office of the present Fiscal Council, elected by the Annual Shareholders’ Meeting of March 11, 2013, will last until the next ASM in 2014.

In July 2005, Bradesco was awarded an AA rating (Excellent Corporate Governance Practices), by Austin Rating, which was upgraded to AA+ in December 2011, thanks to the improvement of several of the Bank’s corporate governance practices.

As an example of these good practices, it is worth noting Bradesco’s voluntary adherence, in 2001, to Corporate Governance Level 1 of the BM&FBOVESPA – Securities, Commodities and Futures Exchange. In 2011, also voluntarily, it adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly-Held Companies (Abrasca), adopting the “apply or explain” principle, in line with its determination to do everything possible to improve its governance.

In compliance with CVM Rule 381/03, in the first half the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, in a level higher than 5% of total fees relating to external audit. Other services provided by external auditors were agreed procedures to review financial information, draws and system diagnosis. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their clients’ interests.

8.1. Internal Controls and Compliance

The effectiveness of the Organization’s internal controls is sustained by its people, processes and technology. We therefore employ skilled professionals exclusively dedicated to this purpose, supported by previously defined and implemented processes and appropriate technology for the needs of the business.

The internal controls and compliance policy and the corporate risk management and control methodology are duly formalized, in accordance with the main control frameworks, including the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass business and technology aspects, respectively, National Monetary Council Resolution 2554/98, the Public Company Accounting Oversight Board (PCAOB) and Section 404 of the U.S. Sarbanes-Oxley Act.

Internal controls are developed jointly with the areas responsible for the various products, services and processes, whose adherence tests are applied with the required frequency, and the results reported to the Audit and Internal Controls and Compliance Committees, as well as the Board of Directors. In cases of non-compliance, corrective measures are implemented and monitored.

All of these procedures improve the quality of operational processes and propagate the importance of a culture of control, ratifying the improvement of best practices.

Prevention of Money Laundering and Terrorism Financing

Bradesco maintains specific policies, rules, procedures and systems to prevent and/or detect the utilization of its structure and products and services for money laundering purposes and the financing of terrorism.

It provides training for its employees via various program formats, including informative brochures, videos, in-house and distance learning courses, and specific in-house lectures for the areas involved.

Suspicious or atypical cases are submitted to the Suspicious Transaction Assessment Commission, made up of representatives from several areas, which decides if they will be forwarded to the regulatory authorities.

The Prevention of Money Laundering and Terrorism Financing Program is supported by the Executive Committee to Prevent Money Laundering and the Financing of Terrorism, which is responsible for evaluating the work and the need to align procedures with the rules established by the regulatory authorities and with best national and international practices.

Independent Authentication of Models

The Independent Authentication of Models area is responsible for issuing a grounded and independent opinion on whether the internal models are functioning in accordance with the envisaged objectives and if the results obtained are appropriate for their required purpose. It reports to managers, the internal auditors and the Integrated Risk Management and Capital Allocation Committee (COGIRAC).

Internal business support models facilitate the handling of critical issues, the improvement of processes and the standardization and streamlining of decisions in the context in which they are inserted. They also represent an important means of retaining knowledge.

In accordance with the guidelines of the New Capital Accord – Basel II and the requirements of the Brazilian Central Bank, the internal risk management models are submitted to an ongoing process of critical analysis, ensuring their high quality and ability to respond appropriately to their objectives, the so called Independent Validation Process.

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Information Security

At the Bradesco Organization, information security comprises a set of controls, represented by procedures, processes, organizational structures, policies, rules and IT solutions to protect data with respect to confidentiality, integrity and availability. The bases for the protection of information assets are described in Bradesco’s Information Security Policy and Rules.

Based on best international standards and practices of information security, the corporate awareness and training programs, as well as the above-mentioned policy and rules, are focused on protecting customers' data and the Organization's strategic information.

The Security Commissions and the Corporate Security Executive Committee meet periodically to examine and approve directives, measures and guidelines to support the Organization's information security processes and procedures.

8.2. Information Disclosure and Transparency Policies

Bradesco held 66 internal and external meetings with Brazilian and foreign investors in the first half, as well as 102 conference calls, 13 events in Brazil and 13 abroad. Four of these events were presentations to the Association of Analysts and Capital Market Professionals (Apimec), serving 887 people in different regions of the country. It also held two video chats with Bradesco’s Investor Relations Officer, geared towards individual investors, and participated in the ExpoMoney Fair in Curitiba, Florianópolis and Recife.

The Bradesco Apimec Meeting in Belo Horizonte (MG) was broadcast live over the Internet, exemplifying the Organization’s aim of delivering information to the largest possible number of people in a transparent and democratic manner.

All information regarding the Bradesco Organization, including its profile, history, shareholding structure, management reports, financial results, latest acquisitions, Apimec meetings, and the Economic and Financial Analysis Report, as well as general financial market information are available on its Investor Relations website at www.bradesco.com.br/ri.

Bradesco also publishes a series of periodicals, both physically and electronically, including Revista Bradesco (twice a year), Cliente Sempre em Dia (every quarter), PrimeLine (every two months) and a Fact Sheet containing the period’s financial highlights (on request), all of which targeting an external audience. The Bank’s Sustainability Report is produced simultaneously with its Annual Report.

9. Integrated Risk Control

9.1. Risk Management

Risk management is a highly strategic activity due to the growing complexity of services and products and the globalization of the Organization's business. Market dynamism obliges us to continually improve this activity, with a constant focus on best practices. As a result, in January 2013, Bradesco became the first and only bank in the country to receive Central Bank authorization to adopt the internal market risk models already used by its management, to calculate regulatory capital.

The Organization maintains corporate control over risks in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methods, models, and measurement and control tools, supported by a framework of committees subordinate to the Board of Directors, including the Audit Committee, and executive committees. It also keeps employees at all levels, from the business areas to the Board of Directors, fully informed of any changes.

The management process allows risks to be proactively identified, measured, mitigated, monitored and reported.

9.2. Credit Risk

Credit risk management is a continuous and evolutionary process of mapping, measuring and diagnosing through the use of models, instruments and procedures which requires a high degree of discipline and control when analyzing operations and preserves the integrity and independence of processes. It covers all aspects related to the granting of loans, including characteristics of the borrower and credit concentration, guarantees and terms, from which the quality of the portfolio is derived.

The Organization continuously maps all activities that could generate exposure to credit risk, classifying them by probability and magnitude, and determines their managers, as well as measurement and mitigation plans. Control is exercised on a centralized and standardized corporate basis.

9.3. Market Risk

Market risk is carefully identified, mapped, measured, mitigated, controlled, managed and reported. The Organization’s market risk exposure profile is conservative in nature and guidelines and limits are monitored independently on a daily basis.

Control over activities exposed to market risk is exercised by all of the Organization’s companies in a corporate and centralized manner.

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9.4. Liquidity Risk

The Organization’s Market and Liquidity Risk Management Policy, together with the resulting rules and procedures, defines not only the minimum levels to be observed, including considerations of stress scenarios, but also the type of financial instruments in which funds should be invested and the operating strategy to be adopted if needed.

The liquidity risk management process involves the daily monitoring of the composition of available funds, compliance with minimum liquidity levels and contingency plans for stress situations. Positions are controlled and monitored in a centralized manner.

9.5. Operational Risk

Operational risk management is essential for the generation of added value. Risk control is conducted in a centralized, consolidated manner through identification and measurement, and the application of mitigation and monitoring plans, by each of the Organization’s companies.

One of the most important operational risk management procedures is business continuity management, which consists of a set of plans to be implemented during crisis situations in order to ensure the recovery and continuity of business and prevent financial losses.

10. Human Resources

Always in line with market requirements, the Bradesco Organization maintains an excellent Human Resources Management model, with an emphasis on development through heavy investments in training programs in order to foster professional growth. The outcome of these polices is reflected in the increasing quality and efficiency of our services. In the first half of 2013, 1,348 courses were administered to 628,074 employees.

The Organization took another important step forward in this aspect by creating the Bradesco Corporate University (UNIBRAD), as part of a larger strategy of focusing on its employees’ individual competencies, offering in-house, external and online courses to enhance their professional and personal qualifications.

Benefits aimed at promoting the quality of life, well-being and security of its staff and their dependents covered 206,836 employees in the period.

11. Sustainability

Since Bradesco began operations, its activities have been underpinned by such issues as education, individual development, banking inclusion and the promotion of citizenship. Its sustainability guidelines, strategies and initiatives are supported by best corporate governance practices and grouped into three major categories: Sustainable Finances, Responsible Management and Social and Environmental Investments.

-    Sustainable Finances – aimed at fostering sustainable development through products that comply with best social and environmental practices. The concept of sustainable development in regard to banking inclusion and the democratization of credit, is applied when approving and monitoring loans and is also present in the products offered, such as lines of credit, investments, cards, insurance policies, private pension plans and capitalization bonds, as well as information on risk management;

-    Responsible Management – demonstrates how Bradesco relates to its strategic stakeholders, as well as brand management and environmental management actions. It consists of initiatives based on our Sustainability Policy, designed to value and develop employees’ potential, improve the work place and ensure more eco-efficient practices, and on our commitment to the Global Compact, the Millennium Goals and the Equator Principles. As a result, Bradesco has been included in various sustainability indexes, including the NYSE’s Dow Jones Sustainability Index and the BM&BOVESPA’s Corporate Sustainability Index (ISE) and Carbon Efficient Index (ICO2), and has received a number of certifications and awards; and

-    Social and Environmental Investments - through private sector investments, sponsorships and donations, the Organization contributes to environmental preservation, social inclusion and the development of its surrounding communities through educational, sporting, environmental and cultural projects and events. The main environmental preservation and social inclusion initiatives include Fundação Bradesco, the Bradesco Sports and Education Program, Fundação SOS Mata Atlântica and Fundação Amazonas Sustentável.

To learn more about Bradesco’s initiatives in this aspect, go to www.bancodoplaneta.com.br.

Fundação Bradesco

Fundação Bradesco, the Organization’s pioneering social investment vehicle, has developed an extensive social and educational program designed to improving the learning experience throughout Brazil. It has 40 schools located in all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions.

This year, the estimated budget of R$460.961 million will provide free, high-quality education to: a) 106,843 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) around 350 thousand students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 68,323 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and Aprender). The approximately 47 thousand students enrolled in the basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

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The 11th edition of National Volunteer Day, held on May 18, 2013, united 25,218 volunteers in 72 different locations across Brazil, including Fundação Bradesco schools and service points close to the schools’ facilities. All in all, 314,452 initiatives were implemented in the educational, leisure, sports and environment areas, exemplifying solidarity and social awareness.

Bradesco Sports and Education Program

For more than 26 years, the Bradesco Sports Program has been supporting the social inclusion and citizenship of children and teenagers through sports, combining education, health and well-being projects.

In Osasco (SP), the Program maintains 17 Training and Specialist Centers to teach women’s basketball and volleyball in its Sports Development Center, Fundação Bradesco schools, private schools and sports centers. Currently, around 2 thousand girls aged between 8 and 20 are taking part in the program, reinforcing Bradesco’s commitment to defending a country that is giving increasing value to recognizing talent, effort and the full exercise of citizenship

12. Recognition

Rankings – Bradesco received the following honors in the first half:

•     Most valuable brand in the Latin American banking sector and 16th in the overall ranking, according to a survey conducted by The Banker magazine and the consulting firm, Brand Finance. It was also placed 1st in the insurance sector;

•     Most valuable brand in Latin America, according to a survey by the consulting firm Millward Brown;

•     Brazil’s most valuable brand, according to a study prepared by BrandAnalysics/Millward Brown, for IstoÉ Dinheiro magazine;

•     One of the most valuable brands in all sectors of the economy, according to a survey by Brand Finance. It came 66th in the overall rankings, the highest-placed Brazilian brand in the list;

•     Best Brazilian and Latin America Bank by Latin Finance;

•      Most profitable bank in 2012 among financial institutions in Latin American and the United States, according to a survey conducted by Economatica, a consulting firm;

•    Bradesco is among the 100 largest companies in the world, according to a ranking prepared by PricewaterhouseCoopers;

•    One of the best companies to launch a career with, according to a survey by Guia Você S/A, in association with Fundação Instituto de Administração – FIA and Cia. de Talentos;

•    Ranked first among the 200 Largest Groups in terms of net revenue and 10 largest banks in terms of net income in 2012 by Exame magazine’s Melhores e Maiores yearbook;

•     Awarded the Selo Paulista da Diversidade (São Paulo Diversity Seal), in the Full 2012 category by the São Paulo State Government Jobs and Labor Relations Secretariat, and

•     BRAM – Bradesco Asset Management was ranked first among the best managers of investment funds for institutions, according to a survey by Investidor Institucional magazine, while a Standard & Poor’s survey, published in ValorInvest magazine, a Valor Econômico newspaper publication, considered it one of the best fund managers in Brazil and the best equities manager in the country.

Ratings – Bradesco was evaluated by the following national and international ratings agencies in the first half:

•     Standard & Poor’s confirmed its ‘A2’ short-term domestic and foreign currency rating and its ‘BBB’ long-term domestic and foreign currency rating.

13. Acknowledgments

All these achievements reflect the Bradesco Organization’s vocation for exceeding expectations and always offering the best, and would not have been possible without the support and trust of our shareholders and customers, as well as the dedicated efforts of our employees and other personnel. We would like to thank them all.

Cidade de Deus, July 19, 2013.

The Board of Directors and

Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for- sale securities recorded under shareholders' equity.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2013		2012
	June	March	June
Current assets	601,883,754	608,211,993	600,201,144
Cash and due from banks (Note 6)	16,179,775	11,347,061	13,997,224
Interbank investments (Notes 3d and 7)	146,391,618	170,272,735	90,879,341
Investments in federal funds purchased and securities sold under agreements to repurchase	139,789,912	163,869,276	82,255,293
Interbank deposits	6,602,636	6,404,962	8,624,548
Allowance for loan losses	(930)	(1,503)	(500)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	197,622,811	188,849,858	254,725,288
Own portfolio	165,330,778	163,579,075	177,386,354
Subject to repurchase agreements	27,292,429	19,131,306	69,663,742
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,374,661	1,066,093	2,790,138
Underlying guarantee provided	1,784,978	2,577,329	3,310,813
Securities subject to unrestricted repurchase agreements	839,965	2,496,055	1,574,241
Interbank accounts	50,930,612	51,252,878	61,081,583
Unsettled payments and receipts	608,839	910,715	643,934
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	50,247,046	50,265,428	60,369,358
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	3,025	9,911	4,738
Correspondent banks	71,124	66,246	62,975
Interdepartmental accounts	649,691	954,193	886,060
Internal transfer of funds	649,691	954,193	886,060
Loans (Notes 3g, 10 and 32b)	125,590,039	126,861,222	119,765,169
Loans:
- Public sector	106,606	132,631	321,422
- Private sector	138,529,404	139,605,785	131,898,333
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,045,971)	(12,877,194)	(12,454,586)
Leasing (Notes 2, 3g, 10 and 32b)	3,247,669	3,604,404	4,771,440
Leasing receivables:
- Public sector	-	-	1,379
- Private sector	6,418,871	7,088,876	9,223,613
Unearned income from leasing	(2,825,360)	(3,087,619)	(3,941,539)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(345,842)	(396,853)	(512,013)
Other receivables	58,441,498	52,457,873	51,278,262
Receivables on sureties and guarantees honored (Note 10a-3)	22,539	20,073	8,553
Foreign exchange portfolio (Note 11a)	12,603,475	12,142,061	14,026,676
Receivables	747,051	688,038	645,354
Securities trading	4,180,999	3,139,748	4,003,933
Specific receivables	2,761	2,687	2,429
Insurance and reinsurance receivables and reinsurance assets – technical reserves	3,462,377	3,218,301	2,766,572
Sundry (Note 11b)	38,288,768	34,028,914	30,535,432
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(866,472)	(781,949)	(710,687)
Other assets (Note 12)	2,830,041	2,611,769	2,816,777
Other assets	1,293,444	1,185,967	1,162,736
Provision for losses	(519,587)	(481,303)	(580,793)
Prepaid expenses (Notes 3i and 12b)	2,056,184	1,907,105	2,234,834
Long-term receivables	279,237,449	270,978,988	214,861,717
Interbank investments (Notes 3d and 7)	1,093,041	1,060,071	1,978,788
The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2013		2012
	June	March	June
Interbank investments	1,093,041	1,060,071	1,978,788
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	111,404,163	111,749,789	67,781,988
Own portfolio	52,647,547	58,281,287	38,744,376
Subject to repurchase agreements	49,069,201	45,406,568	27,790,998
Derivative financial instruments (Notes 3f, 8e II and 32b)	862,972	477,474	361,803
Subject to the Brazilian Central Bank	47,224	-	-
Privatization currencies	69,604	71,082	77,905
Underlying guarantees provided	8,100,563	7,512,742	641,690
Securities subject to unrestricted repurchase agreements	607,052	636	165,216
Interbank accounts	569,016	562,143	542,574
Reserve requirement (Note 9):
- SFH	569,016	562,143	542,574
Loans (Notes 3g, 10 and 32b)	129,753,104	121,994,211	109,806,071
Loans:
- Public sector	75,531	84,158	161,514
- Private sector	136,614,551	128,919,437	116,272,505
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,936,978)	(7,009,384)	(6,627,948)
Leasing (Notes 2, 3g, 10 and 32b)	2,810,710	2,994,197	3,933,203
Leasing receivables:
- Private sector	6,261,672	6,714,165	8,644,461
Unearned income from leasing	(3,198,846)	(3,435,310)	(4,339,656)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(252,116)	(284,658)	(371,602)
Other receivables	31,949,379	30,949,376	29,588,352
Receivables	27,011	64,385	40,177
Securities trading	269,650	222,704	227,419
Sundry (Note 11b)	31,660,540	30,670,823	29,325,945
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(7,822)	(8,536)	(5,189)
Other assets (Note 12)	1,658,036	1,669,201	1,230,741
Other assets	-	175	392
Prepaid expenses (Notes 3i and 12b)	1,658,036	1,669,026	1,230,349
Permanent assets	15,576,165	15,275,796	15,457,567
Investments (Notes 3j, 13 and 32b)	1,920,417	1,867,383	1,889,084
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,440,183	1,361,442	1,392,154
Other investments	754,227	779,944	771,421
Allowance for losses	(273,993)	(274,003)	(274,491)
Premises and equipment (Notes 3k and 14)	4,464,008	4,549,798	4,523,337
Premises	1,342,235	1,330,237	1,268,346
Other assets	9,881,431	9,732,401	9,061,663
Accumulated depreciation	(6,759,658)	(6,512,840)	(5,806,672)
Intangible assets (Notes 3l and 15)	9,191,740	8,858,615	9,045,146
Intangible assets	17,581,168	16,855,832	15,275,328
Accumulated amortization	(8,389,428)	(7,997,217)	(6,230,182)
Total	896,697,368	894,466,777	830,520,428

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013		2012
	June	March	June
Current liabilities	610,203,074	613,132,977	535,059,752
Deposits (Notes 3n and 16a)	149,275,466	143,657,650	139,504,779
Demand deposits	36,586,408	35,713,633	32,529,401
Savings deposits	72,627,265	70,162,669	62,308,096
Interbank deposits	485,693	280,896	412,796
Time deposits (Notes 16a and 32b)	39,576,100	37,500,452	44,254,486
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	248,966,584	263,071,874	200,285,905
Own portfolio	117,565,530	103,173,557	126,572,857
Third-party portfolio	110,974,509	131,299,482	65,861,245
Unrestricted portfolio	20,426,545	28,598,835	7,851,803
Funds from issuance of securities (Notes 16c and 32b)	24,842,697	28,972,765	25,103,651
Mortgage and real estate notes, letters of credit and others	20,388,900	24,663,405	21,651,406
Securities issued abroad	4,453,797	4,309,360	3,452,245
Interbank accounts	1,014,942	1,008,585	699,350
Correspondent banks	1,014,942	1,008,585	699,350
Interdepartmental accounts	2,777,590	2,805,558	2,919,179
Third-party funds in transit	2,777,590	2,805,558	2,919,179
Borrowing (Notes 17a and 32b)	10,050,917	7,404,127	11,312,452
Borrowing in Brazil - other institutions	3,776	3,388	6,063
Borrowing abroad	10,047,141	7,400,739	11,306,389
Onlending in Brazil - official institutions (Notes 17b and 32b)	11,570,961	12,852,686	12,983,528
National treasury	17,444	32,029	117,484
Brazilian Development Bank (BNDES)	3,744,213	5,412,482	6,019,023
Caixa Econômica Federal - Federal savings bank (CEF)	20,900	20,589	19,156
Fund for financing the acquisition of industrial machinery and equipment (Finame)	7,788,404	7,387,586	6,826,614
Other institutions	-	-	1,251
Onlending abroad (Notes 17b and 32b)	136,862	92,385	131,540
Onlending abroad	136,862	92,385	131,540
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,368,516	1,873,385	2,928,294
Derivative financial instruments	2,368,516	1,873,385	2,928,294
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	106,516,946	102,582,039	89,472,808
Other liabilities	52,681,593	48,811,923	49,718,266
Payment of taxes and other contributions	3,379,189	3,252,662	3,155,094
Foreign exchange portfolio (Note 11a)	5,601,398	6,384,384	6,733,556
Social and statutory	1,770,785	973,367	1,727,091
Tax and social security (Note 20a)	5,360,436	5,101,563	5,536,874
Securities trading	5,804,401	4,544,802	4,231,607
Financial and development funds	1,230	2,368	1,671
Subordinated debts (Notes 19 and 32b)	2,311,545	1,524,755	3,961,648
Sundry (Note 20b)	28,452,609	27,028,022	24,370,725
Long-term liabilities	219,223,705	210,654,510	230,338,330
Deposits (Notes 3n and 16a)	59,210,059	62,212,484	77,565,155
Interbank deposits	213,191	207,549	58,765
Time deposits (Notes 16a and 32b)	58,996,868	62,004,935	77,506,390
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	17,858,536	17,973,246	25,688,347

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2013		2012
	June	March	June
Own portfolio	17,858,536	17,973,246	25,683,210
Unrestricted portfolio	-	-	5,137
Funds from issuance of securities (Notes 16c and 32b)	28,977,913	18,859,499	26,054,278
Mortgage and real estate notes, letters of credit and others	21,311,125	9,949,182	17,122,483
Securities issued abroad	7,666,788	8,910,317	8,931,795
Borrowing (Notes 17a and 32b)	1,036,810	727,509	1,072,206
Borrowing in Brazil - other institutions	6,879	6,318	2,011
Borrowing abroad	1,029,931	721,191	1,070,195
Onlending in Brazil - official institutions (Notes 17b and 32b)	26,325,469	25,132,567	22,394,552
BNDES	8,116,776	7,713,582	6,665,410
CEF	28,165	32,709	44,381
FINAME	18,178,885	17,384,636	15,684,180
Other institutions	1,643	1,640	581
Derivative financial instruments (Notes 3f, 8e II and 32b)	772,057	716,922	639,791
Derivative financial instruments	772,057	716,922	639,791
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	25,301,917	24,784,559	22,316,296
Other liabilities	59,740,944	60,247,724	54,607,705
Tax and social security (Note 20a)	19,695,567	20,807,703	19,302,197
Subordinated debts (Notes 19 and 32b)	33,910,561	33,532,583	30,129,473
Sundry (Note 20b)	6,134,816	5,907,438	5,176,035
Deferred income	661,074	632,590	615,363
Deferred income	661,074	632,590	615,363
Non-controlling interests in subsidiaries (Note 22)	582,002	604,602	586,895
Shareholders' equity (Note 23)	66,027,513	69,442,098	63,920,088
Capital:
- Domiciled in Brazil	37,622,549	37,622,481	29,721,761
- Domiciled abroad	477,451	477,519	378,239
Capital reserves	11,441	11,441	11,441
Profit reserves	30,020,791	28,110,194	30,442,327
Asset valuation adjustments	(1,907,418)	3,417,764	3,551,255
Treasury shares (Notes 23d and 32b)	(197,301)	(197,301)	(184,935)
Attributable to equity holders of the Parent Company	66,609,515	70,046,700	64,506,983
Total	896,697,368	894,466,777	830,520,428

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Income Statement - R$ thousand

	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Revenue from financial intermediation	23,155,110	21,209,340	44,364,450	47,953,903
Loans (Note 10j)	13,104,591	12,264,448	25,369,039	24,974,583
Leasing (Note 10j)	201,649	206,273	407,922	656,876
Operations with securities (Note 8h)	7,960,885	5,861,280	13,822,165	15,722,195
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	1,685,479	2,060,904	3,746,383	5,353,582
Derivative financial instruments (Note 8h)	(1,446,665)	(157,174)	(1,603,839)	(1,850,576)
Foreign exchange operations (Note 11a)	903,619	269,315	1,172,934	783,387
Reserve requirement (Note 9b)	699,612	662,938	1,362,550	2,276,508
Sale or transfer of financial assets	45,940	41,356	87,296	37,348

Financial intermediation expenses	16,757,928	12,756,536	29,514,464	32,824,100
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	9,651,675	7,845,707	17,497,382	18,942,381
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	840,150	1,068,927	1,909,077	3,693,783
Borrowing and onlending (Note 17c)	2,658,178	366,839	3,025,017	3,239,256
Allowance for loan losses (Notes 3g, 10g and 10h)	3,607,925	3,475,063	7,082,988	6,948,680

Gross income from financial intermediation	6,397,182	8,452,804	14,849,986	15,129,803

Other operating income (expenses)	(3,431,635)	(3,699,033)	(7,130,668)	(7,522,716)
Fee and commission income (Note 24)	4,886,403	4,508,215	9,394,618	8,169,369
Other fee and commission income	3,882,630	3,571,118	7,453,748	6,293,559
Income from banking fees	1,003,773	937,097	1,940,870	1,875,810
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	13,188,684	10,900,830	24,089,514	20,840,891
Net premiums written	13,238,499	10,952,662	24,191,161	20,987,758
Reinsurance premiums	(49,815)	(51,832)	(101,647)	(146,867)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(6,798,003)	(4,688,643)	(11,486,646)	(10,215,581)
Retained claims (Note 3o)	(3,724,791)	(3,549,301)	(7,274,092)	(6,189,861)
Capitalization bond draws and redemptions (Note 3o)	(1,011,808)	(871,576)	(1,883,384)	(1,508,505)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(626,249)	(636,109)	(1,262,358)	(1,097,177)
Payroll and related benefits (Note 25)	(3,191,052)	(3,059,462)	(6,250,514)	(5,925,534)
Other administrative expenses (Note 26)	(3,529,562)	(3,368,481)	(6,898,043)	(6,612,367)
Tax expenses (Note 27)	(828,512)	(1,139,974)	(1,968,486)	(1,935,672)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	11,888	3,332	15,220	58,777
Other operating income (Note 28)	862,505	863,381	1,725,886	1,652,956
Other operating expenses (Note 29)	(2,671,138)	(2,661,245)	(5,332,383)	(4,760,012)
Operating income	2,965,547	4,753,771	7,719,318	7,607,087
Non-operating income (loss) (Note 30)	76,617	(58,484)	18,133	(112,236)
Income before income tax and social contribution and non-controlling interests	3,042,164	4,695,287	7,737,451	7,494,851
Income tax and social contribution (Notes 34a and 34b)	(64,550)	(1,748,540)	(1,813,090)	(1,835,580)
Non-controlling interests in subsidiaries	(28,895)	(27,628)	(56,523)	(33,767)
Net income	2,948,719	2,919,119	5,867,838	5,625,504

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 115

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Statement of Changes in Shareholders’ Equity - R$ thousand

	Events	Paid-in Capital	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2011	30,100,000	11,441	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	(1,826)	-	(1,826)
	Asset valuation adjustments	-	-	-	-	568,817	4,061,637	-	-	4,630,454
	Net income	-	-	-	-	-	-	-	5,625,504	5,625,504
Allocations:	- Reserves	-	-	281,275	3,428,521	-	-	-	(3,709,796)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(1,548,500)	(1.548.500)
	- Dividends paid	-	-	-	-	-	-	-	(367,208)	(367.208)
	Balances on June 30, 2012	30,100,000	11,441	3,550,687	26,891,640	240,474	3,310,781	(184,935)	-	63,920,088

	Balances on December 31, 2012	30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
	Capital increase through reserves	8,000,000	-	-	(8,000,000)	-	-	-	-	-
	Asset valuation adjustments	-	-	-	-	(792,299)	(1,704,479)	-	-	(2,496,778)
	Net income	-	-	-	-	-	-	-	2,919,119	2,919,119
Allocations:	- Reserves	-	-	145,956	1,745,461	-	-	-	(1,891,417)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,027,702)	(1.027.702)
	Balances on March 31, 2013	38,100,000	11,441	3,984,430	24,125,764	94,390	3,323,374	(197,301)	-	69,442,098
	Asset valuation adjustments	-	-	-	-	(2,095,078)	(3,230,104)	-	-	(5,325,182)
	Net income	-	-	-	-	-	-	-	2,948,719	2,948,719
	Allocations: - Reserves	-	-	147,436	1,763,161	-	-	-	(1,910,597)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,038,122)	(1,038,122)
	Balances on June 30, 2013	38,100,000	11,441	4,131,866	25,888,925	(2,000,688)	93,270	(197,301)	-	66,027,513

	Balances on December 31, 2012	30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
	Capital increase through reserves	8,000,000	-	-	(8,000,000)	-	-	-	-	-
	Asset valuation adjustments	-	-	-	-	(2,887,377)	(4,934,583)	-	-	(7,821,960)
	Net income	-	-	-	-	-	-	-	5,867,838	5,867,838
Allocations:	- Reserves	-	-	293,392	3,508,622	-	-	-	(3,802,014)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(2,065,824)	(2.065.824)
	Balances on June 30, 2013	38,100,000	11,441	4,131,866	25,888,925	(2,000,688)	93,270	(197,301)	-	66,027,513

The accompanying Notes are an integral part of these Financial Statements.

116           Report on Economic and Financial Analysis - June 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Value Added Statements - R$ thousand

Description	2013						2012
	2nd Quarter	%	1st Quarter	%	1st Half	%	1st Half	%
1 - Revenue	24,003,995	330.3	21,853,359	240.0	45,857,354	280.1	48,313,168	307.0
1.1) Financial intermediation	23,155,110	318.6	21,209,340	233.0	44,364,450	271.0	47,953,903	304.7
1.2) Fees and commissions	4,886,403	67.2	4,508,215	49.5	9,394,618	57.4	8,169,369	51.9
1.3) Allowance for loan losses	(3,607,925)	(49.6)	(3,475,063)	(38.2)	(7,082,988)	(43.3)	(6,948,680)	(44.1)
1.4) Other	(429,593)	(5.9)	(389,133)	(4.3)	(818,726)	(5.0)	(861,424)	(5.5)
2 - Financial intermediation expenses	(13,150,003)	(180.9)	(9,281,473)	(102.0)	(22,431,476)	(137.0)	(25,875,420)	(164.4)
3 - Inputs acquired from third-parties	(2,891,625)	(39.9)	(2,748,609)	(30.0)	(5,640,234)	(34.5)	(5,428,336)	(34.6)
Material, water, electricity and gas	(130,625)	(1.8)	(134,336)	(1.5)	(264,961)	(1.6)	(298,869)	(1.9)
Outsourced services	(873,488)	(12.0)	(828,291)	(9.1)	(1,701,779)	(10.4)	(1,664,698)	(10.6)
Communication	(402,904)	(5.5)	(392,545)	(4.3)	(795,449)	(4.9)	(824,735)	(5.2)
Financial system services	(188,826)	(2.6)	(179,224)	(2.0)	(368,050)	(2.2)	(326,341)	(2.1)
Advertising and marketing	(169,129)	(2.3)	(160,989)	(1.8)	(330,118)	(2.0)	(314,701)	(2.0)
Transport	(205,298)	(2.8)	(198,807)	(2.2)	(404,105)	(2.5)	(427,026)	(2.7)
Data processing	(315,817)	(4.3)	(299,394)	(3.3)	(615,211)	(3.8)	(530,148)	(3.4)
Maintenance and repairs	(162,396)	(2.2)	(153,184)	(1.7)	(315,580)	(1.9)	(290,757)	(1.8)
Security and surveillance	(123,850)	(1.7)	(115,541)	(1.3)	(239,391)	(1.5)	(205,012)	(1.3)
Travel	(33,571)	(0.5)	(27,407)	(0.3)	(60,978)	(0.4)	(66,492)	(0.4)
Other	(285,721)	(4.2)	(258,891)	(2.5)	(544,612)	(3.3)	(479,557)	(3.2)
4 - Gross value added (1-2-3)	7,962,367	109.5	9,823,277	108.0	17,785,644	108.6	17,009,412	108.0
5 - Depreciation and amortization	(706,599)	(9.7)	(723,939)	(8.0)	(1,430,538)	(8.7)	(1,328,551)	(8.4)
6 - Net value added produced by the entity (4-5)	7,255,768	99.8	9,099,338	100.0	16,355,106	99.9	15,680,861	99.6
7 - Value added received through transfer	11,888	0.2	3,332	-	15,220	0.1	58,777	0.4
Equity in the earnings (losses) of unconsolidated companies	11,888	0.2	3,332	-	15,220	0.1	58,777	0.4
8 - Value added to distribute (6+7)	7,267,656	100.0	9,102,670	100.0	16,370,326	100.0	15,739,638	100.0
9 - Value added distributed	7,267,656	100.0	9,102,670	100.0	16,370,326	100.0	15,739,638	100.0
9.1) Personnel	2,769,554	38.1	2,665,965	29.2	5,435,519	33.3	5,132,109	32.7
Payroll	1,476,967	20.3	1,435,716	15.8	2,912,683	17.8	2,755,509	17.5
Benefits	654,054	9.0	657,366	7.2	1,311,420	8.0	1,202,444	7.6
Government Severance Indemnity Fund for Employees (FGTS)	140,390	1.9	136,313	1.5	276,703	1.7	251,039	1.6
Other	498,143	6.9	436,570	4.7	934,713	5.8	923,117	6.0
9.2) Tax, fees and contributions	1,314,560	18.1	3,282,011	36.1	4,596,571	28.1	4,564,677	29.0
Federal	1,154,155	15.9	3,127,667	34.4	4,281,822	26.2	4,289,434	27.3
State	2,688	-	1,705	-	4,393	-	3,592	-
Municipal	157,717	2.2	152,639	1.7	310,356	1.9	271,651	1.7
9.3) Value distributed to providers of capital	205,928	2.8	207,947	2.3	413,875	2.5	383,581	2.4
Rentals	203,295	2.8	205,283	2.3	408,578	2.5	378,217	2.4
Asset leasing	2,633	-	2,664	-	5,297	-	5,364	-
9.4) Value distributed to shareholders	2,977,614	41.0	2,946,747	32.4	5,924,361	36.1	5,659,271	35.9
Interest on shareholders’ equity/dividends	1,038,122	14.3	1,027,702	11.3	2,065,824	12.6	1,915,708	12.1
Retained earnings	1,910,597	26.3	1,891,417	20.8	3,802,014	23.2	3,709,796	23.6
Non-controlling interests in retained earnings	28,895	0.4	27,628	0.3	56,523	0.3	33,767	0.2

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 117

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows - R$ thousand

	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Cash flow from operating activities:
Net Income before income tax and social contribution	3,042,164	4,695,287	7,737,451	7,494,851
Adjustments to net income before income tax and social contribution	5,952,793	6,595,010	12,547,803	14,035,588
Allowance for loan losses	3,607,925	3,475,063	7,082,988	6,948,680
Depreciation and amortization	706,599	723,939	1,430,538	1,328,551
Expenses with civil, labor and tax provisions	914,548	1,261,372	2,175,920	1,929,883
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	840,150	1,068,927	1,909,077	3,693,783
Equity in the earnings (losses) of unconsolidated companies	(11,888)	(3,332)	(15,220)	(58,777)
(Gain)/loss on sale of investments	(166,635)	69	(166,566)	(34,566)
(Gain)/loss on sale of fixed assets	4,967	6,786	11,753	6,538
(Gain)/loss on sale of foreclosed assets	48,031	38,475	86,506	95,469
Other	9,096	23,711	32,807	126,027
Adjusted net income before taxes	8,994,957	11,290,297	20,285,254	21,530,439
(Increase)/decrease in interbank investments	102,958,517	(42,290,917)	60,667,600	26,945,919
Decrease in trading securities and derivative financial instruments	1,260,439	29,271,951	30,532,390	12,985,346
(Increase)/decrease in interbank and interdepartmental accounts	579,902	(2,547,264)	(1,967,362)	(1,441,678)
(Increase) in loan and leasing	(9,431,490)	(11,476,303)	(20,907,793)	(15,325,511)
Increase in insurance and reinsurance receivables and reinsurance assets – technical reserves	(244,076)	(507,356)	(751,432)	(441,456)
Increase in technical reserves for insurance, pension plans and capitalization bonds	3,612,115	2,080,251	5,692,366	4,442,329
Increase/(decrease) in deferred income	28,484	(25,057)	3,427	(55,966)
(Increase)/decrease in other receivables and other assets	(5,227,708)	2,696,449	(2,531,259)	(9,462,919)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	18,382	(2,313,011)	(2,294,629)	10,841,398
Increase/(decrease) in deposits	2,615,391	(5,987,390)	(3,371,999)	(354,293)
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	(14,220,000)	25,453,968	11,233,968	28,526,025
Increase/(decrease) in funds from issuance of securities	5,988,346	(3,527,043)	2,461,303	9,635,767
Increase/(decrease) in borrowings and onlending	2,911,743	2,023,117	4,934,860	(5,352,660)
Increase/(decrease) in other liabilities	(809,084)	(2,030,736)	(2,839,820)	10,203,704
Income tax and social contribution paid	(794,197)	(3,642,291)	(4,436,488)	(4,427,684)
Net cash provided by/(used in) operating activities	98,241,721	(1,531,335)	96,710,386	88,248,760
Cash flow from investing activities:
(Purchases)/proceeds from held-to-maturity securities	217,907	(27,944)	189,963	(618,474)
Sale of available-for-sale securities (1)	6,689,094	21,269,839	27,958,933	20,121,655
Proceeds from sale of foreclosed assets	128,631	75,980	204,611	57,219
Sale of investments	196,375	2,060	198,435	116,216
Proceeds from the sale of premises and equipment and operating leased assets	128,471	135,827	264,298	264,612
Purchases of available-for-sale securities (1)	(21,348,433)	(39,529,437)	(60,877,870)	(81,784,928)
Foreclosed asset acquisitions	(309,936)	(218,629)	(528,565)	(362,023)
Investment acquisitions	(75,111)	(1,331)	(76,442)	(2,233)
Premises and equipment and operating leased asset acquisitions	(231,470)	(345,975)	(577,445)	(895,310)
Intangible asset acquisitions	(709,957)	(1,013,263)	(1,723,220)	(842,560)
Dividends and interest on shareholders' equity received	143,873	36,118	179,991	54,332
Net cash provided by/(used in) investing activities	(15,170,556)	(19,616,755)	(34,787,311)	(63,891,494)
Cash flow from financing activities:
Increase in subordinated debts	1,164,768	205,624	1,370,392	7,181,029
Dividends and interest on shareholders’ equity paid	(241,354)	(2,547,149)	(2,788,503)	(2,550,793)
Non-controlling interest	(51,495)	(11,220)	(62,715)	(62,130)
Acquisition of own shares	-	-	-	(1,826)
Net cash provided by/(used in) financing activities	871,919	(2,352,745)	(1,480,826)	4,566,280
Net increase/(decrease) in cash and cash equivalents	83,943,084	(23,500,835)	60,442,249	28,923,546
Cash and cash equivalents - at the beginning of the period	24,054,234	47,555,069	47,555,069	36,860,152
Cash and cash equivalents - at the end of the period	107,997,318	24,054,234	107,997,318	65,783,698
Net increase/(decrease) in cash and cash equivalents	83,943,084	(23,500,835)	60,442,249	28,923,546

(1)  Sale of Securities - In addition to the charge-off of original amortized cost due to sale of securities, it includes the charge-offs due to maturities of securities and of income/interest received. There were no sales of securities in the second quarter of 2013. Purchase of Securities – Purchase of securities at market price; and additionally, includes the effect of the transfer of securities from own portfolio to restricted portfolio and from restricted portfolio to own portfolio.

The accompanying Notes are an integral part of these Financial Statements.

118           Report on Economic and Financial Analysis - June 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to the Financial Statements of Bradesco are as follows:

Bradesco 119

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws 4595/64 (Brazilian Financial System Law) and 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws 11638/07 and 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 19, 2013.

120           Report on Economic and Financial Analysis – June 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2013		2012
		June 30	March 31	June 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.99%	99.99%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (2)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (2)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A. (4)	Capitalization bonds	-	-	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)    Increase in equity interest through share acquisition in February 2013;

(2)    Company proportionally consolidated, pursuant to CMN Resolution 2723/00 and CVM Rule 247/96;

(3)    The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(4)    Company merged into Bradesco Capitalização in October 2012.

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Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or losses are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending.”

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and reinsurance and corresponding commissions, are recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve of deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Income and expenses  arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations with IRB are recorded based on operating and financial transactions sent by IRB whereas operations with other reinsurance companies are recorded based on their financial records subject to analysis. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new health insurance operations are deferred and recorded in the income statement over a 12-month period on a straight-line basis.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds is recognized when it is effectively received. Income from expired capitalization plans is recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized when they are incurred. Technical reserves are recorded when the respective revenues are registered in books.

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Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less and present an insignificant risk of change in fair value, that are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to market value in the income statement for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended and for the financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading or available-for-sale, as well as derivative financial instruments, are recorded at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was entered into and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

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•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of tax, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and memorandum accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding levels of risk in compliance with:
(i) the parameters established by CMN Resolution 2682/99, with nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s level of risk assessment. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in memorandum accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security.” The income tax rate only applies to tax differences in leasing depreciation.

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Notes to the Consolidated Financial Statements

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law 11638/07 and by Articles 37 and 38 of Law 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in the profit or loss according to the terms and the amount of expected benefits and directly written-off in the profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 12b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or has at least 20% of the voting rights, under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries’ and jointly-controlled companies are consolidated, and a list of the main companies can be found in Note 2. A list of the unconsolidated companies, as well as other investments, is shown in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Fixed assets are stated at cost, net of the accumulated depreciation, calculated using the straight-line method according to the estimated economic useful life of the asset, as follows: premises - 4% p.a.; furniture and fixtures, machinery and equipment - 10% p.a.; transport systems - 20% p.a.; and data processing systems - 20% to 50% p.a., and adjusted for impairment, where applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

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Notes to the Consolidated Financial Statements

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquiring the right to provide banking services: is recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% per annum), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as reliably measure costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses, when applicable, are presented in Note 15 (b and c).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies less initial contracting costs, except for health insurance, and includes estimates for risks in effect but not issued (RVNE). This reserve also includes risks not yet effective and already issued;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future contributions, corresponding to assumed obligations;

-        The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependents are expected to remain in the plan up to the end of this five-year period; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

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-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, and premiums for the payment of insurers participating in the Bradesco Saúde– “GBS Plan” insurance, based on the present value of estimated future expenses with health care provided to dependents whose holders already deceased, as provided for in Normative Resolution 75/04 of ANS;

-        For Health Insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on monthly run-off triangles, which consider the claims ratio in the last 12 months, is prepared to calculate IBNP claims;

-        For other lines, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on half-yearly run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle and premium refund not yet paid;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared using statistic and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and authorized by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other technical reserves are mainly recorded to cover differences between the premiums future adjustments and the ones necessary to the technical balance of healthcare plan individual portfolio, adopting the formula included in the actuarial technical note approved by ANS.

•       Pension plans and life insurance covering survival:

-        The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE). This reserve also includes risks not yet effective and already issued;

-        The mathematical reserve for unvested benefits (PMBaC) refers to participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in Exclusive Investment Funds (FIEs);

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Notes to the Consolidated Financial Statements

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-        The mathematical reserve for vested benefits (PMBC) refers to participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared using statistic and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and authorized by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred but not reported (IBNR) events, relating to pension plans, is recorded in compliance with Susep Circular Letter 448/12;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation; and

-        Other technical reserves (OTP) comprise the amounts required by Susep Circular Letter 462/13.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserve for redemption (PR) is recorded from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-        The reserve for draws not yet taken place (PSR) and the reserve for draws payable (PSP) are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable);

-        The complementary draw reserve (PCS) is recorded to cover possible insufficiency for payment of draw premiums; and

-        The reserve for administrative expense (PDA) is recorded to cover the plan’s expenses with placement and disclosure, brokerage and others, and complies with the methodology established in actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

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Notes to the Consolidated Financial Statements

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution 3823/09 and CVM Resolution 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring from the end of the reporting period to the date they are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

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Notes to the Consolidated Financial Statements

There were no subsequent events that need to be adjusted or disclosed for these consolidated financial statements as of June 30, 2013.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended June 30, 2013.

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5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	690,695,682	90,103,443	152,453,317	3,767	1,233,316	(53,368,322)	881,121,203
Cash and due from banks	16,946,794	3,956,479	194,305	1,071	56,246	(4,975,120)	16,179,775
Interbank investments	146,108,071	1,376,588	-	-	-	-	147,484,659
Securities and derivative financial instruments	156,137,864	11,562,116	141,783,044	2,656	553,016	(1,011,722)	309,026,974
Interbank and interdepartmental accounts	52,149,319	-	-	-	-	-	52,149,319
Loan and leasing	234,567,785	72,484,576	-	-	-	(45,650,839)	261,401,522
Other receivables and other assets	84,785,849	723,684	10,475,968	40	624,054	(1,730,641)	94,878,954
Permanent assets	54,010,516	44,790	3,249,786	186	675,438	(42,404,551)	15,576,165
Investments	43,017,175	3,209	1,288,104	154	16,326	(42,404,551)	1,920,417
Premises and equipment	3,578,531	15,217	827,839	32	42,389	-	4,464,008
Intangible assets	7,414,810	26,364	1,133,843	-	616,723	-	9,191,740
Total on June 30, 2013	744,706,198	90,148,233	155,703,103	3,953	1,908,754	(95,772,873)	896,697,368
Total on March 31, 2013	743,837,668	81,644,667	154,411,325	4,959	1,814,202	(87,246,044)	894,466,777
Total on June 30, 2012	692,501,903	79,331,988	140,310,352	6,465	1,189,426	(82,819,706)	830,520,428

Liabilities
Current and long-term liabilities	677,202,845	65,244,281	139,429,044	1,352	917,579	(53,368,322)	829,426,779
Deposits	184,779,943	28,755,809	-	-	-	(5,050,227)	208,485,525
Federal funds purchased and securities sold under agreements to repurchase	262,464,928	4,394,514	-	-	-	(34,322)	266,825,120
Funds from issuance of securities	42,900,547	12,120,585	-	-	-	(1,200,522)	53,820,610
Interbank and interdepartmental accounts	3,792,153	379	-	-	-	-	3,792,532
Borrowing and onlending	84,941,585	9,587,962	-	-	-	(45,408,528)	49,121,019
Derivative financial instruments	3,013,854	126,719	-	-	-	-	3,140,573
Technical reserves from insurance, pension plans and capitalization bonds	-	-	131,817,731	1,132	-	-	131,818,863
Other liabilities:
- Subordinated debts	26,673,698	9,548,408	-	-	-	-	36,222,106
- Other	68,636,137	709,905	7,611,313	220	917,579	(1,674,723)	76,200,431
Deferred income	656,546	-	-	-	4,528	-	661,074
Non-controlling interests in subsidiaries	819,294	24,903,952	16,274,059	2,601	986,647	(42,404,551)	582,002
Shareholders’ equity	66,027,513	-	-	-	-	-	66,027,513
Total on June 30, 2013	744,706,198	90,148,233	155,703,103	3,953	1,908,754	(95,772,873)	896,697,368
Total on March 31, 2013	743,837,668	81,644,667	154,411,325	4,959	1,814,202	(87,246,044)	894,466,777
Total on June 30, 2012	692,501,903	79,331,988	140,310,352	6,465	1,189,426	(82,819,706)	830,520,428

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Notes to the Consolidated Financial Statements

b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	39,195,135	1,764,788	3,746,666	-	17,988	(360,127)	44,364,450
Expenses from financial intermediation	27,105,234	860,301	1,909,077	-	-	(360,148)	29,514,464
Gross income from financial intermediation	12,089,901	904,487	1,837,589	-	17,988	21	14,849,986
Other operating income/expenses	(8,385,361)	(41,719)	1,245,640	(899)	51,692	(21)	(7,130,668)
Operating income	3,704,540	862,768	3,083,229	(899)	69,680	-	7,719,318
Non-operating income	34,806	3,266	(19,963)	-	24	-	18,133
Income before taxes and non-controlling interest	3,739,346	866,034	3,063,266	(899)	69,704	-	7,737,451
Income tax and social contribution	(636,578)	(7,939)	(1,149,904)	(468)	(18,201)	-	(1,813,090)
Non-controlling interests in subsidiaries	(5,177)	-	(51,283)	-	(63)	-	(56,523)
Net income for the first half of 2013	3,097,591	858,095	1,862,079	(1,367)	51,440	-	5,867,838
Net income for the first half of 2012	3,749,195	50,654	1,785,872	(214)	39,997	-	5,625,504
Net income for the second quarter of 2013	1,371,229	631,323	932,463	(1,370)	15,074	-	2,948,719
Net income for the first quarter of 2013	1,726,362	226,772	929,616	3	36,366	-	2,919,119

(1)  The financial segment is comprised of: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Cash and due from banks in domestic currency	11,618,039	8,228,583	9,320,776
Cash and due from banks in foreign currency	4,561,643	3,118,369	4,676,339
Investments in gold	93	109	109
Total cash and due from banks	16,179,775	11,347,061	13,997,224
Interbank investments (1)	91,817,543	12,707,173	51,786,474
Total cash and cash equivalents	107,997,318	24,054,234	65,783,698

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

132           Report on Economic and Financial Analysis - June 2013

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Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	6,860,120	661,768	-	-	7,521,888	3,059,713	10,559,899
● National treasury notes	34,943	-	-	-	34,943	1,495,868	6,647,183
● National treasury bills	6,798,078	661,768	-	-	7,459,846	1,547,714	3,911,788
● Other	27,099	-	-	-	27,099	16,131	928
Funded position	99,304,669	13,133,832	-	-	112,438,501	134,623,393	65,680,676
● Financial treasury bills	656,670	-	-	-	656,670	52,178	128,443
● National treasury notes	87,466,353	8,539,588	-	-	96,005,941	90,464,501	44,552,134
● National treasury bills	11,181,646	4,594,244	-	-	15,775,890	44,106,714	21,000,099
Short position	16,728,915	3,100,608	-	-	19,829,523	26,186,170	6,014,718
● National treasury bills	16,728,915	3,100,608	-	-	19,829,523	26,186,170	6,014,718
Subtotal	122,893,704	16,896,208	-	-	139,789,912	163,869,276	82,255,293
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,523,883	2,053,725	1,025,028	1,093,041	7,695,677	7,465,033	10,603,336
● Provision for losses	(720)	(210)	-	-	(930)	(1,503)	(500)
Subtotal	3,523,163	2,053,515	1,025,028	1,093,041	7,694,747	7,463,530	10,602,836
Total on June 30, 2013	126,416,867	18,949,723	1,025,028	1,093,041	147,484,659
%	85.8	12.8	0.7	0.7	100.0
Total on March 31, 2013	48,268,268	120,600,633	1,403,834	1,060,071		171,332,806
%	28.2	70.4	0.8	0.6		100.0
Total on June 30, 2012	73,109,897	15,818,559	1,950,885	1,978,788			92,858,129
%	78.8	17.0	2.1	2.1			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Income from investments in purchase and sale commitments:
• Own portfolio position	148,376	198,610	346,986	785,165
• Funded position	1,943,522	2,082,369	4,025,891	2,880,852
• Short position	2,470,294	1,018,240	3,488,534	444,365
Subtotal	4,562,192	3,299,219	7,861,411	4,110,382
Income from interest-earning deposits in other banks	130,758	126,209	256,967	441,650
Total (Note 8h)	4,692,950	3,425,428	8,118,378	4,552,032

Bradesco 133

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Notes to the Consolidated Financial Statements

8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2013								2012

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	June 30%		March 31%		June 30%
Trading securities	60,697,211	3,897,427	43,864,766	378,062	108,837,466	44.9	106,055,710	46.2	161,157,845	57.6
- Government securities	19,117,524	1,258,862	15,347	184,086	20,575,819	8.5	21,621,780	9.4	78,085,516	27.9
- Corporate securities	38,342,054	2,638,565	728,573	193,976	41,903,168	17.3	41,111,720	17.9	38,280,319	13.7
- Derivative financial instruments (1)	3,237,633	-	-	-	3,237,633	1.3	1,543,567	0.7	3,151,941	1.1
- PGBL/VGBL restricted bonds	-	-	43,120,846	-	43,120,846	17.8	41,778,643	18.2	41,640,069	14.9
Available-for-sale securities	88,678,564	14,877,373	26,329,512	12,375	129,897,824	53.6	119,715,319	52.1	114,879,346	41.0
- Government securities	70,549,260	13,164,438	24,687,790	-	108,401,488	44.7	98,740,804	43.0	94,689,828	33.8
- Corporate securities	18,129,304	1,712,935	1,641,722	12,375	21,496,336	8.9	20,974,515	9.1	20,189,518	7.2
Held-to-maturity securities (4)	46,086	-	3,747,045	-	3,793,131	1.5	4,011,038	1.7	3,940,421	1.4
- Government securities	46,086	-	3,747,045	-	3,793,131	1.5	4,011,038	1.7	3,940,421	1.4
Subtotal	149,421,861	18,774,800	73,941,323	390,437	242,528,421	100.0	229,782,067	100.0	279,977,612	100.0
Purchase and sale commitments (2)	17,460,621	3,169,876	45,826,577	41,479	66,498,553		70,817,580		42,529,664
Overall total	166,882,482	21,944,676	119,767,900	431,916	309,026,974		300,599,647		322,507,276
- Government securities	89,712,870	14,423,300	28,450,182	184,086	132,770,438	54.7	124,373,622	54.1	176,715,765	63.1
- Corporate securities	59,708,991	4,351,500	2,370,295	206,351	66,637,137	27.5	63,629,802	27.7	61,621,778	22.0
- PGBL/VGBL restricted bonds	-	-	43,120,846	-	43,120,846	17.8	41,778,643	18.2	41,640,069	14.9
Subtotal	149,421,861	18,774,800	73,941,323	390,437	242,528,421	100.0	229,782,067	100.0	279,977,612	100.0
Purchase and sale commitments (2)	17,460,621	3,169,876	45,826,577	41,479	66,498,553		70,817,580		42,529,664
Overall total	166,882,482	21,944,676	119,767,900	431,916	309,026,974		300,599,647		322,507,276

134           Report on Economic and Financial Analysis - June 2013

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Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2013									2012
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	1,890,421	636,558	12,120,972	118,122,487	132,770,438	134,675,206	(1,904,768)	124,373,622	5,798,115	176,715,765	9,050,655
Financial treasury bills	161,915	578,802	287,616	5,981,282	7,009,615	7,008,469	1,146	6,455,746	587	7,926,795	3,408
National treasury bills	1,582,601	8,807	9,294,194	20,250,431	31,136,033	32,041,162	(905,129)	30,853,041	(102,740)	89,674,484	1,415,406
National treasury notes	136,162	-	2,527,228	91,663,057	94,326,447	95,358,119	(1,031,672)	86,183,804	5,822,110	77,743,301	7,474,623
Brazilian foreign debt notes	2,401	-	-	157,836	160,237	150,990	9,247	752,442	57,744	1,209,892	143,641
Privatization currencies	-	-	-	69,604	69,604	57,863	11,741	71,082	12,069	77,905	12,898
Other	7,342	48,949	11,934	277	68,502	58,603	9,899	57,507	8,345	83,388	679
Corporate securities	14,561,352	2,482,221	2,373,153	47,220,411	66,637,137	67,728,302	(1,091,165)	63,629,802	(212,252)	61,621,778	(834,365)
Bank deposit certificates	147,246	545,208	220,396	488,836	1,401,686	1,401,686	-	1,388,970	-	2,993,108	-
Shares	4,487,032	-	-	-	4,487,032	5,698,443	(1,211,411)	5,194,704	(563,382)	5,100,498	(1,741,196)
Debentures	71,571	658,486	1,041,357	29,018,973	30,790,387	30,849,054	(58,667)	30,972,077	(40,390)	27,249,281	(57,004)
Promissory notes	262,772	628,757	166,591	-	1,058,120	1,058,958	(838)	736,976	(1,549)	1,188,641	(4,494)
Foreign corporate securities	332,142	225,303	21,570	8,305,739	8,884,754	9,212,866	(328,112)	8,307,021	298,344	7,290,858	270,902
Derivative financial instruments (1)	1,737,179	382,070	255,412	862,972	3,237,633	2,831,612	406,021	1,543,567	(252,610)	3,151,941	245,584
Other	7,523,410	42,397	667,827	8,543,891	16,777,525	16,675,683	101,842	15,486,487	347,335	14,647,451	451,843
PGBL/VGBL restricted bonds	3,550,102	226,432	3,288,414	36,055,898	43,120,846	43,120,846	-	41,778,643	-	41,640,069	-
Subtotal	20,001,875	3,345,211	17,782,539	201,398,796	242,528,421	245,524,354	(2,995,933)	229,782,067	5,585,863	279,977,612	8,216,290
Purchase and sale commitments (2)	63,122,429	3,332,871	-	43,253	66,498,553	66,498,553	-	70,817,580	-	42,529,664	-

Hedge - cash flow (Note 8g)

	-	-	-	-	-	-	(7,045)	-	(89,298)	-	(948,962)

Overall total

	83,124,304	6,678,082	17,782,539	201,442,049	309,026,974	312,022,907	(3,002,978)	300,599,647	5,496,565	322,507,276	7,267,328

Bradesco 135

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Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2013									2012
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	10,041,489	2,788,406	3,389,886	44,477,430	60,697,211	60,538,586	158,625	59,470,907	(208,904)	115,241,271	1,346,917
National treasury bills	1,532,616	8,807	211,599	1,159,965	2,912,987	2,947,051	(34,064)	2,261,264	2,598	54,299,372	935,683
Financial treasury bills	161,892	499,063	159,872	4,326,170	5,146,997	5,146,341	656	4,544,441	194	6,143,696	2,649
Bank deposit certificates	78,370	533,103	200,934	22,326	834,733	834,733	-	810,059	-	1,078,714	-
Derivative financial instruments (1)	1,737,179	382,070	255,412	862,972	3,237,633	2,831,612	406,021	1,543,567	(252,610)	3,151,941	245,584
Debentures	55,081	658,413	921,010	26,262,482	27,896,986	27,978,386	(81,400)	29,728,164	(70,564)	25,745,817	(80,228)
Promissory notes	257,612	628,757	166,591	-	1,052,960	1,053,797	(837)	732,319	(1,549)	1,143,306	(4,494)
National treasury notes	131,437	-	949,875	9,925,947	11,007,259	11,137,385	(130,126)	13,237,357	117,689	16,188,614	256,645
Other	6,087,302	78,193	524,593	1,917,568	8,607,656	8,609,281	(1,625)	6,613,736	(4,662)	7,489,811	(8,922)
- Insurance companies and capitalization bonds	1,366,482	30,668	110,422	2,389,855	3,897,427	3,890,178	7,249	3,868,816	218	3,360,876	-
Financial treasury bills	23	20,072	7,254	1,214,635	1,241,984	1,241,984	-	1,293,311	-	1,041,492	-
National treasury bills	-	-	-	8,452	8,452	8,452	-	24,985	-	35,568	-
Bank deposit certificates	2,636	4,635	7,620	111,592	126,483	126,483	-	127,168	-	667,624	-
National treasury notes	-	-	-	2,156	2,156	2,156	-	20,409	-	41,103	-
Debentures	-	-	91	127,555	127,646	127,646	-	128,053	-	13,315	-
Other	1,363,823	5,961	95,457	925,465	2,390,706	2,383,457	7,249	2,274,890	218	1,561,774	-
- Pension plans	4,202,386	226,432	3,290,777	36,145,171	43,864,766	43,864,117	649	42,344,743	1,404	42,235,781	1,176
PGBL/VGBL restricted bonds	3,550,102	226,432	3,288,414	36,055,898	43,120,846	43,120,846	-	41,778,643	-	41,640,069	-
Other	652,284	-	2,363	89,273	743,920	743,271	649	566,100	1,404	595,712	1,176
- Other activities	94,302	13,671	20,364	249,725	378,062	378,062	-	371,244	-	319,917	-
Financial treasury bills	-	689	2,607	166,247	169,543	169,543	-	168,854	-	218,474	-
Bank deposit certificates	11,898	7,447	11,788	839	31,972	31,972	-	42,689	-	28,050	-
National treasury bills	-	-	-	9,818	9,818	9,818	-	10,252	-	19,977	-
Debentures	-	-	168	20,627	20,795	20,795	-	20,777	-	5,335	-
Other	82,404	5,535	5,801	52,194	145,934	145,934	-	128,672	-	48,081	-
Subtotal	15,704,659	3,059,177	6,811,449	83,262,181	108,837,466	108,670,943	166,523	106,055,710	(207,282)	161,157,845	1,348,093
Purchase and sale commitments (2)	63,010,890	3,332,871	-	43,253	66,387,014	66,387,014	-	70,713,745	-	41,950,576	-
Financial/other	17,458,847	-	-	43,253	17,502,100	17,502,100	-	24,017,583	-	2,050,123	-
Insurance companies and capitalization bonds	3,165,942	-	-	-	3,165,942	3,165,942	-	3,242,762	-	6,509,689	-
Pension plans	42,386,101	3,332,871	-	-	45,718,972	45,718,972	-	43,453,400	-	33,390,764	-
- PGBL/VGBL	41,464,519	3,332,871	-	-	44,797,390	44,797,390	-	42,939,286	-	32,712,232	-
- Funds	921,582	-	-	-	921,582	921,582	-	514,114	-	678,532	-
Overall total	78,715,549	6,392,048	6,811,449	83,305,434	175,224,480	175,057,957	166,523	176,769,455	(207,282)	203,108,421	1,348,093
Derivative financial instruments (liabilities)	(1,676,017)	(489,657)	(202,842)	(772,057)	(3,140,573)	(2,846,577)	(293,996)	(2,590,307)	(237,825)	(3,568,085)	(583,586)

136           Report on Economic and Financial Analysis - June 2013

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2013									2012
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
Debentures	-	-	168	20,627	20,795	20,795	-	20,777	-	5,335	-
Other	82,404	5,535	5,801	52,194	145,934	145,934	-	128,672	-	48,081	-
Subtotal	15,704,659	3,059,177	6,811,449	83,262,181	108,837,466	108,670,943	166,523	106,055,710	(207,282)	161,157,845	1,348,093
Purchase and sale commitments (2)	63,010,890	3,332,871	-	43,253	66,387,014	66,387,014	-	70,713,745	-	41,950,576	-
Financial/other	17,458,847	-	-	43,253	17,502,100	17,502,100	-	24,017,583	-	2,050,123	-
Insurance companies and capitalization bonds	3,165,942	-	-	-	3,165,942	3,165,942	-	3,242,762	-	6,509,689	-
Pension plans	42,386,101	3,332,871	-	-	45,718,972	45,718,972	-	43,453,400	-	33,390,764	-
- PGBL/VGBL	41,464,519	3,332,871	-	-	44,797,390	44,797,390	-	42,939,286	-	32,712,232	-
- Funds	921,582	-	-	-	921,582	921,582	-	514,114	-	678,532	-
Overall total	78,715,549	6,392,048	6,811,449	83,305,434	175,224,480	175,057,957	166,523	176,769,455	(207,282)	203,108,421	1,348,093
Derivative financial instruments (liabilities)	(1,676,017)	(489,657)	(202,842)	(772,057)	(3,140,573)	(2,846,577)	(293,996)	(2,590,307)	(237,825)	(3,568,085)	(583,586)

Bradesco 137

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (9)	R$ thousand
	2013									2012
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	1,169,466	286,034	10,883,498	76,339,566	88,678,564	92,440,528	(3,761,964)	75,194,660	615,343	76,351,495	1,299,185
National treasury bills	49,985	-	9,082,594	19,072,195	28,204,774	29,075,840	(871,066)	28,556,540	(105,336)	35,319,567	479,723
Brazilian foreign debt securities	2,401	-	-	111,750	114,151	104,904	9,247	432,493	57,743	886,012	143,641
Foreign corporate securities	331,977	225,303	12,611	8,305,176	8,875,067	9,203,185	(328,118)	8,268,349	298,184	7,223,957	271,076
National treasury notes	-	-	1,577,354	40,187,055	41,764,409	44,208,323	(2,443,914)	28,448,308	(58,679)	23,000,123	385,169
Financial treasury bills	-	58,979	76,863	248,552	384,394	383,999	395	382,579	289	432,500	546
Bank deposit certificates	48,347	22	54	354,078	402,501	402,501	-	402,587	-	1,216,672	-
Debentures	-	74	71,153	2,423,423	2,494,650	2,503,007	(8,357)	836,969	(3,538)	721,540	68
Shares	730,993	-	-	-	730,993	993,308	(262,315)	911,740	13,677	1,552,806	(478,643)
Other	5,763	1,656	62,869	5,637,337	5,707,625	5,565,461	142,164	6,955,095	413,003	5,998,318	497,605
- Insurance companies and capitalization bonds	1,596,958	-	39,440	13,240,975	14,877,373	16,075,529	(1,198,156)	15,899,295	358,805	11,686,873	1,264,642
National treasury notes	-	-	-	13,160,901	13,160,901	14,037,525	(876,624)	14,059,498	526,846	10,085,842	1,778,071
Shares	1,573,349	-	-	-	1,573,349	1,898,506	(325,157)	1,695,960	(150,149)	1,316,485	(496,619)
Debentures	11,679	-	39,011	71,505	122,195	104,006	18,189	121,254	20,243	241,093	11,235
Other	11,930	-	429	8,569	20,928	35,492	(14,564)	22,583	(38,135)	43,453	(28,045)
- Pension plans	1,518,417	-	48,152	24,762,943	26,329,512	24,531,848	1,797,664	28,608,577	4,814,183	26,782,855	4,304,370
Shares	1,500,326	-	-	-	1,500,326	2,130,508	(630,182)	1,679,703	(432,576)	1,382,815	(757,583)
National treasury notes	-	-	-	24,630,297	24,630,297	22,211,954	2,418,343	26,715,339	5,234,853	24,794,485	5,053,578
Debentures	3,204	-	9,924	113,381	126,509	113,607	12,902	136,860	13,467	522,827	11,920
Other	14,887	-	38,228	19,265	72,380	75,779	(3,399)	76,675	(1,561)	82,728	(3,545)
- Other activities	12,375	-	-	-	12,375	12,375	-	12,787	4,814	58,123	-
Bank deposit certificates	5,995	-	-	-	5,995	5,995	-	6,467	-	2,050	-
Other	6,380	-	-	-	6,380	6,380	-	6,320	4,814	56,073	-
Subtotal	4,297,216	286,034	10,971,090	114,343,484	129,897,824	133,060,280	(3,162,456)	119,715,319	5,793,145	114,879,346	6,868,197
Purchase and sale commitments (2)	111,539	-	-	-	111,539	111,539	-	103,835	-	579,088	-
Insurance companies and capitalization bonds	3,934	-	-	-	3,934	3,934	-	5,180	-	535,853	-
Pension plans	107,605	-	-	-	107,605	107,605	-	98,655	-	43,235	-
Subtotal	4,408,755	286,034	10,971,090	114,343,484	130,009,363	133,171,819	(3,162,456)	119,819,154	5,793,145	115,458,434	6,868,197
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(7,045)	-	(89,298)	-	(948,962)
Overall total	4,408,755	286,034	10,971,090	114,343,484	130,009,363	133,171,819	(3,169,501)	119,819,154	5,703,847	115,458,434	5,919,235

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III)           Held-to-maturity securities

Securities (3)	R$ thousand
	2013						2012
	June 30					March 31	June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)	Original amortized cost (5) (6)	Original amortized cost (5) (6)
Financial	-	-	-	46,086	46,086	319,949	323,880
Brazilian foreign debt notes	-	-	-	46,086	46,086	319,949	323,880
Pension plans	-	-	-	3,747,045	3,747,045	3,691,089	3,616,541
National treasury notes	-	-	-	3,747,045	3,747,045	3,691,089	3,616,541
Overall total (4)	-	-	-	3,793,131	3,793,131	4,011,038	3,940,421

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d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Own portfolio	81,170,613	5,956,911	5,576,581	125,274,220	217,978,325	221,860,362	216,130,730
Fixed income securities	76,683,581	5,956,911	5,576,581	125,274,220	213,491,293	216,665,658	211,030,232
● Financial treasury bills	161,915	248,508	151,994	4,339,894	4,902,311	4,585,022	5,553,722
● Purchase and sale commitments (2)	63,122,429	3,332,871	-	43,253	66,498,553	70,817,580	42,529,664
● National treasury notes	136,162	-	-	42,358,235	42,494,397	45,236,240	46,916,449
● Brazilian foreign debt securities	2,401	-	-	157,836	160,237	334,256	741,655
● Bank deposit certificates	147,246	545,208	220,396	488,836	1,401,686	1,388,970	2,993,108
● National treasury bills	1,582,601	-	6,498	299,756	1,888,855	3,095,570	20,828,904
● Foreign corporate securities	115,630	225,303	21,570	3,967,371	4,329,874	2,176,330	6,657,900
● Debentures	71,571	658,486	1,041,357	29,018,973	30,790,387	30,972,077	27,249,281
● Promissory notes	262,772	628,757	166,591	-	1,058,120	736,976	1,188,641
● PGBL/VGBL restricted bonds	3,550,102	226,432	3,288,414	36,055,898	43,120,846	41,778,643	41,640,069
● Other	7,530,752	91,346	679,761	8,544,168	16,846,027	15,543,994	14,730,839
Equity securities	4,487,032	-	-	-	4,487,032	5,194,704	5,100,498
● Shares of listed companies (technical reserve)	1,775,308	-	-	-	1,775,308	1,956,213	1,531,810
● Shares of listed companies (other)	2,711,724	-	-	-	2,711,724	3,238,491	3,568,688
Restricted securities	216,512	339,101	11,110,581	74,697,805	86,363,999	74,699,027	101,485,148
Repurchase agreements	216,512	8,807	10,828,729	65,307,582	76,361,630	64,537,874	97,454,740
● National treasury bills	-	8,807	8,242,742	12,133,185	20,384,734	17,424,590	65,308,865
● Brazilian foreign debt securities	-	-	-	-	-	418,186	468,237
● Financial treasury bills	-	-	58,759	296,581	355,340	133,601	528,575
● National treasury notes	-	-	2,527,228	48,539,448	51,066,676	40,430,806	30,516,105
● Foreign corporate securities	216,512	-	-	4,338,368	4,554,880	6,130,691	632,958
Brazilian Central Bank	-	-	-	47,224	47,224	-	-
• National treasury notes	-	-	-	47,224	47,224	-	-
Privatization currencies	-	-	-	69,604	69,604	71,082	77,905

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Guarantees provided	-	330,294	281,852	9,273,395	9,885,541	10,090,071	3,952,503
• National treasury bills	-	-	204,989	7,210,438	7,415,427	7,836,190	1,815,118
• Financial treasury bills	-	330,294	76,863	1,344,807	1,751,964	1,737,123	1,826,638
• National treasury notes	-	-	-	718,150	718,150	516,758	310,747
Derivative financial instruments (1)	1,737,179	382,070	255,412	862,972	3,237,633	1,543,567	3,151,941
Securities subject to unrestricted repurchase agreements	-	-	839,965	607,052	1,447,017	2,496,691	1,739,457
• National treasury bills	-	-	839,965	607,052	1,447,017	2,496,691	1,721,597
• Financial treasury bills	-	-	-	-	-	-	17,860
Overall total	83,124,304	6,678,082	17,782,539	201,442,049	309,026,974	300,599,647	322,507,276
%	26.9	2.2	5.8	65.1	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with Article 8 of Bacen Circular Letter 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations;

(5)  The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(6)  This column reflects book value after mark-to-market in accordance with item (7), except for held-to-maturity instruments, whose market value is higher than the original amortized cost for the amount of R$1,834,739 thousand (R$2,418,145 thousand on March 31, 2013 and R$2,221,338 thousand on June 30, 2012);

(7)  The market value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the market value of the respective quotas; and

(8)    In the first half of 2013 and 2012, other than temporary impairments were not realized for available-for-sale securities.

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e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

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I)    Amount of derivative financial instruments recorded in balance sheet and memorandum accounts

	R$ thousand
	2013				2012
	June 30		March 31		June 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	196,616,218		223,081,680		51,433,234
- Interbank market	185,532,147	-	219,197,444	-	40,918,242	-
- Foreign currency	11,034,161	-	3,854,591	-	10,504,659	-
- Other	49,910	-	29,645	-	10,333	-
Sale commitments:	341,422,889		272,893,073		234,555,190
- Interbank market (1)	297,055,555	111,523,408	248,061,301	28,863,857	199,271,376	158,353,134
- Foreign currency (2)	44,218,058	33,183,897	23,848,504	19,993,913	34,158,916	23,654,257
- Other	149,276	99,366	983,268	953,623	1,124,898	1,114,565

Option contracts
Purchase commitments:	90,312,574		117,143,753		52,988,139
- Interbank market	89,252,700	-	115,770,200	-	51,627,400	-
- Foreign currency	548,201	-	431,770	-	617,196	-
- Other	511,673	141,128	941,783	203,616	743,543	-
Sale commitments:	96,395,214		119,377,974		67,411,635
- Interbank market	94,879,622	5,626,922	117,266,400	1,496,200	65,521,650	13,894,250
- Foreign currency	1,145,047	596,846	1,373,407	941,637	823,684	206,488
- Other	370,545	-	738,167	-	1,066,301	322,758

Forward contracts
Purchase commitments:	23,085,324		12,669,557		24,897,454
- Foreign currency	22,605,990	11,547,741	12,444,930	5,499,737	23,924,878	9,216,756
- Other	479,334	-	224,627	-	972,576	-
Sale commitments:	11,539,330		7,343,883		15,967,216
- Foreign currency	11,058,249	-	6,945,193	-	14,708,122	-
- Other	481,081	1,747	398,690	174,063	1,259,094	286,518

Swap contracts
Assets (long position):	46,696,235		36,896,678		36,744,376
- Interbank market	10,671,693	1,843,102	9,065,548	766,346	7,380,073	-
- Fixed rate	4,087,314	1,326,802	4,021,502	2,086,199	2,035,035	-
- Foreign currency (3)	24,296,479	-	20,823,321	-	23,241,531	-
- General Price Index - Market (IGP-M)	1,206,371	-	900,876	-	2,102,500	1,300,776
- Other	6,434,378	-	2,085,431	-	1,985,237	-
Liabilities (short position):	46,250,410		37,174,560		37,042,035
- Interbank market	8,828,591	-	8,299,202	-	7,676,179	296,106
- Fixed rate	2,760,512	-	1,935,303	-	3,128,402	1,093,367
- Foreign currency (3)	25,827,340	1,530,861	22,190,574	1,367,253	23,343,946	102,415
- IGP-M	2,335,778	1,129,407	2,398,610	1,497,734	801,724	-
- Other	6,498,189	63,811	2,350,871	265,440	2,091,784	106,547

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$17,479,586 thousand (R$4,115,474 thousand on March 31, 2013 and R$43,208,629 thousand on June 30, 2012) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$25,216,431 thousand (R$22,382,368 thousand on March 31, 2013 and R$22,039,753 thousand on June 30, 2012); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution 3263/05.

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II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and market value

	R$ thousand
	2013						2012
	June 30			March 31			June 30
	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market Value
Adjustment receivables - swaps	1,253,464	408,380	1,661,844	990,432	(249,829)	740,603	522,409	174,587	696,996
Receivable forward purchases	1,135,483	-	1,135,483	340,611	-	340,611	1,393,852	-	1,393,852
Receivable forward sales	395,778	-	395,778	414,303	-	414,303	927,406	-	927,406
Premiums on exercisable options	46,887	(2,359)	44,528	50,831	(2,781)	48,050	62,690	70,997	133,687
Total assets	2,831,612	406,021	3,237,633	1,796,177	(252,610)	1,543,567	2,906,357	245,584	3,151,941
Adjustment payables - swaps	(928,184)	(287,835)	(1,216,019)	(768,920)	(249,566)	(1,018,486)	(458,288)	(536,367)	(994,655)
Payable forward purchases	(385,462)	-	(385,462)	(328,832)	-	(328,832)	(1,044,245)	-	(1,044,245)
Payable forward sales	(1,423,146)	-	(1,423,146)	(1,181,586)	-	(1,181,586)	(1,389,447)	-	(1,389,447)
Premiums on written options	(109,785)	(6,161)	(115,946)	(73,144)	11,741	(61,403)	(92,519)	(47,219)	(139,738)
Total liabilities	(2,846,577)	(293,996)	(3,140,573)	(2,352,482)	(237,825)	(2,590,307)	(2,984,499)	(583,586)	(3,568,085)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2013						2012
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30
Futures contracts	183,560,557	15,071,833	169,420,968	169,985,749	538,039,107	495,974,753	285,988,424
Option contracts	4,623,367	13,940,145	167,615,553	528,723	186,707,788	236,521,727	120,399,774
Forward contracts	26,471,979	2,881,946	2,310,664	2,960,065	34,624,654	20,013,440	40,864,670
Swap contracts	11,563,970	17,110,473	2,527,507	13,832,441	45,034,391	36,156,075	36,047,380
Total on June 30, 2013	226,219,873	49,004,397	341,874,692	187,306,978	804,405,940
Total on March 31, 2013	154,129,673	66,030,985	275,134,738	293,370,599		788,665,995
Total on June 30, 2012	129,464,594	20,893,788	189,395,520	143,546,346			483,300,248

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IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Government securities
National treasury notes	691,568	300,928	3,001,541
Financial treasury bills	7,837	13,647	34,700
National treasury bills	6,477,872	7,007,629	3,553,173
Total	7,177,277	7,322,204	6,589,414

V)  Revenues and expenses, net

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Swap contracts	484,777	110,900	595,677	(544,268)
Forward contracts	345,224	(57,712)	287,512	77,121
Option contracts	(54,220)	(212,904)	(267,124)	61,540
Futures contracts	(2,475,372)	42,860	(2,432,512)	(1,727,475)
Foreign exchange variation of investments abroad	252,926	(40,318)	212,608	282,506
Total	(1,446,665)	(157,174)	(1,603,839)	(1,850,576)

VI) Total value of derivative financial instruments, by trading location and counter parties

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Cetip (over-the-counter)	51,097,837	40,137,623	42,990,316
BM&FBOVESPA (stock exchange)	707,114,043	724,863,625	398,868,005
Abroad (over-the-counter) (1)	30,006,844	17,949,627	35,763,455
Abroad (stock exchange) (1)	16,187,216	5,715,120	5,678,472
Total	804,405,940	788,665,995	483,300,248

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

A total of 95% of counterparties are corporate entities and 5% are financial institutions on June 30, 2013.

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f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of capital requirement
	2013		2012	2013		2012
	June 30	March 31	June 30	June 30	March 31	June 30
Sold protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	-	(261,794)	(323,408)	-	-	-
● Derivatives with companies	-	(4,028)	(4,043)	-	(222)	(222)
Purchased protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	-	-	656,922	-	-	-
● Derivatives with companies	-	-	26,277	-	-	2,890
Total	-	(265,822)	355,748	-	(222)	2,668
Deposited margin	-	5,035	5,053

Bradesco carried out operations involving credit derivatives to better manage its risk exposure and its assets. Contracts related to credit derivatives operations described above had their maturities up to June 30, 2013. The mark-to-market rates to protect counterparty risk though remuneration totaled R$(1,018) thousand on March 31, 2013 and R$505 thousand on June 30, 2012). There were no events to trigger defaults within the contracts during the period.

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Notes to the Consolidated Financial Statements

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2013		2012
	June 30	March 31	June 30
DI Future with maturity between 2014 and 2017	17,479,586	4,115,474	43,208,629
Funding indexed to CDI	17,170,617	3,806,592	41,691,552
Mark-to-market adjustment recorded in shareholders’ equity (1)	(7,045)	(89,298)	(948,962)
Ineffective market value recorded in the income statement	-	-	(56)

(1)  The adjustment in shareholders’ equity is R$(4,227) thousand, net of tax (R$(53,579) thousand on March 31, 2013 and R$(569,377) thousand on June 30, 2012).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter 3082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Fixed income securities	3,241,464	2,436,858	5,678,322	11,154,464
Interbank investments (Note 7b)	4,692,950	3,425,428	8,118,378	4,552,032
Equity securities	26,471	(1,006)	25,465	15,699
Subtotal	7,960,885	5,861,280	13,822,165	15,722,195
Financial result from insurance, pension plans and capitalization bonds	1,685,479	2,060,904	3,746,383	5,353,582
Income from derivative financial instruments (Note 8e V)	(1,446,665)	(157,174)	(1,603,839)	(1,850,576)
Total	8,199,699	7,765,010	15,964,709	19,225,201

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Notes to the Consolidated Financial Statements

9)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2013		2012
		June 30	March 31	June 30
Reserve requirements - demand deposits	not remunerated	7,467,661	6,789,398	8,524,372
Reserve requirements - savings deposits	savings index	14,387,520	13,977,474	12,348,150
Time reserve requirements	Selic rate	10,533,404	10,717,057	15,059,103
Collection of funds from rural loan (1)	not remunerated	536	536	-
Additional reserve requirements	Selic rate	17,857,925	18,780,963	24,437,733
• Savings deposits		7,191,501	6,985,553	6,173,067
• Demand deposits		-	-	4,092,235
• Time deposits		10,666,424	11,795,410	14,172,431
Restricted deposits - National Housing System (SFH)	TR + interest rate	572,041	572,054	547,312
Funds from rural loan	not remunerated	578	578	578
Total (2)		50,819,665	50,838,060	60,917,248

(1)  Pursuant to Bacen’s Circular Letter 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, to be delivered in August 2013; and

(2)  For further information regarding new rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Reserve requirement – Bacen	692,739	656,553	1,349,292	2,262,601
Reserve requirement - SFH	6,873	6,385	13,258	13,907
Total	699,612	662,938	1,362,550	2,276,508

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Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013				2012
							Total on June 30 (A)	% (6)	Total on March 31 (A)	% (6)	Total on June 30 (A)	% (6)
Discounted trade receivables and loans (1)	20,689,674	13,652,431	9,518,424	17,745,774	18,606,682	54,359,357	134,572,342	38.5	129,489,813	38.3	121,290,565	38.7
Financing	4,015,859	3,577,808	3,156,381	8,736,798	15,369,990	67,828,112	102,684,948	29.4	100,378,557	29.7	91,111,983	29.0
Agricultural and agribusiness financing	1,939,390	725,327	598,513	3,243,053	2,555,269	8,260,184	17,321,736	4.9	16,934,221	5.0	15,303,391	4.9
Subtotal	26,644,923	17,955,566	13,273,318	29,725,625	36,531,941	130,447,653	254,579,026	72.8	246,802,591	73.0	227,705,939	72.6
Leasing	382,921	298,711	287,566	808,687	1,320,770	2,838,950	5,937,605	1.7	6,389,013	1.9	8,294,242	2.6
Advances on foreign exchange contracts (2)	699,206	984,158	1,012,608	2,087,048	1,791,635	64,432	6,639,087	1.9	6,007,530	1.8	7,070,297	2.2
Subtotal	27,727,050	19,238,435	14,573,492	32,621,360	39,644,346	133,351,035	267,155,718	76.4	259,199,134	76.7	243,070,478	77.4
Other receivables (3)	5,604,786	3,554,365	1,614,389	2,864,962	2,182,471	1,023,446	16,844,419	4.8	15,745,210	4.7	13,780,854	4.4
Total Loans	33,331,836	22,792,800	16,187,881	35,486,322	41,826,817	134,374,481	284,000,137	81.2	274,944,344	81.4	256,851,332	81.8
Sureties and guarantees (4)	1,757,457	1,133,395	1,329,468	3,088,370	6,251,927	49,822,107	63,382,724	18.1	59,727,920	17.7	52,876,150	16.8
Loan assignment (5)	13,404	12,267	11,103	26,892	28,694	6,098	98,458	-	145,276	-	340,431	0.1
Loan assignment - real estate receivables certificate	14,265	14,265	14,264	41,052	61,267	205,983	351,096	0.1	367,141	0.1	420,704	0.1
Co-obligation in rural loan assignment (4)	-	-	-	-	-	119,528	119,528	-	119,145	-	130,734	-
Loans available for import (4)	132,624	151,774	114,732	109,860	382,165	21,306	912,461	0.3	1,379,284	0.4	1,689,760	0.5
Confirmed export credits (4)	5,218	2,211	509	94	43,545	2,209	53,786	-	21,473	-	89,428	-
Acquisition of credit card receivables	288,830	128,812	91,756	238,748	270,339	65,365	1,083,850	0.3	1,205,614	0.4	2,206,793	0.7
Overall total on June 30, 2013	35,543,634	24,235,524	17,749,713	38,991,338	48,864,754	184,617,077	350,002,040	100.0
Overall total on March 31, 2013	33,582,729	23,864,475	18,736,578	39,399,561	48,105,688	174,221,166			337,910,197	100.0
Overall total on June 30, 2012	31,054,388	24,606,297	17,812,373	36,109,330	47,811,130	157,211,814					314,605,332	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2013				2012
						Total on June 30 (B)	% (6)	Total on March 31 (B)	% (6)	Total on June 30 (B)	% (6)
Discounted trade receivables and loans (1)	1,072,937	956,023	878,278	1,792,418	2,375,512	7,075,168	84.1	7,211,210	82.9	7,210,696	84.0
Financing	238,450	181,638	112,577	212,377	200,770	945,812	11.2	1,066,743	12.2	955,133	11.1
Agricultural and agribusiness financing	12,973	30,868	11,905	32,599	27,582	115,927	1.4	121,353	1.4	98,502	1.1
Subtotal	1,324,360	1,168,529	1,002,760	2,037,394	2,603,864	8,136,907	96.7	8,399,306	96.5	8,264,331	96.2
Leasing	41,121	32,971	21,856	39,658	33,892	169,498	2.0	204,339	2.3	258,526	3.0
Advances on foreign exchange contracts (2)	6,279	1,001	-	-	-	7,280	0.1	15,330	0.2	7,441	0.1
Subtotal	1,371,760	1,202,501	1,024,616	2,077,052	2,637,756	8,313,685	98.8	8,618,975	99.0	8,530,298	99.3
Other receivables (3)	3,535	1,774	943	40,536	50,425	97,213	1.2	90,904	1.0	64,344	0.7
Overall total on June 30, 2013	1,375,295	1,204,275	1,025,559	2,117,588	2,688,181	8,410,898	100.0
Overall total on March 31, 2013	1,496,155	1,269,356	1,077,286	2,052,077	2,815,005			8,709,879	100.0
Overall total on June 30, 2012	1,376,154	1,265,670	1,061,560	2,157,956	2,733,302					8,594,642	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2013				2012
							Total on June 30 (C)	% (6)	Total on March 31 (C)	% (6)	Total on June 30 (C)	% (6)
Discounted trade receivables and loans (1)	600,440	510,287	449,771	1,091,519	1,564,621	3,541,614	7,758,252	58.9	8,022,587	56.4	7,372,234	53.8
Financing	225,048	198,560	196,450	557,097	952,197	2,580,682	4,710,034	35.8	5,334,996	37.5	5,088,827	37.1
Agricultural and agribusiness financing	1,356	988	876	4,862	13,658	120,133	141,873	1.1	182,531	1.3	222,443	1.6
Subtotal	826,844	709,835	647,097	1,653,478	2,530,476	6,242,429	12,610,159	95.8	13,540,114	95.2	12,683,504	92.5
Leasing	37,838	33,524	32,302	88,363	133,331	223,876	549,234	4.2	686,760	4.8	1,035,490	7.5
Subtotal	864,682	743,359	679,399	1,741,841	2,663,807	6,466,305	13,159,393	100.0	14,226,874	100.0	13,718,994	100.0
Other receivables (3)	192	192	177	529	609	1,424	3,123	-	2,271	-	1,400	-
Overall total on June 30, 2013	864,874	743,551	679,576	1,742,370	2,664,416	6,467,729	13,162,516	100.0
Overall total on March 31, 2013	910,025	860,012	714,002	1,814,611	2,876,220	7,054,275			14,229,145	100.0
Overall total on June 30, 2012	937,326	796,784	691,451	1,758,400	2,742,840	6,793,593					13,720,394	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2013				2012
	Total on June 30 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	149,405,762	40.2	144,723,610	40.1	135,873,495	40.4
Financing	108,340,794	29.2	106,780,296	29.6	97,155,943	28.9
Agricultural and agribusiness financing	17,579,536	4.7	17,238,105	4.8	15,624,336	4.6
Subtotal	275,326,092	74.1	268,742,011	74.5	248,653,774	73.9
Leasing	6,656,337	1.8	7,280,112	2.0	9,588,258	2.8
Advances on foreign exchange contracts (2) - Note 11a	6,646,367	1.8	6,022,860	1.7	7,077,738	2.1
Subtotal	288,628,796	77.7	282,044,983	78.2	265,319,770	78.8
Other receivables (3)	16,944,755	4.6	15,838,385	4.4	13,846,598	4.1
Total Loans	305,573,551	82.3	297,883,368	82.6	279,166,368	82.9
Sureties and guarantees (4)	63,382,724	17.1	59,727,920	16.6	52,876,150	15.7
Loan assignment (5)	98,458	-	145,276	-	340,431	0.1
Loan assignment - real estate receivables certificate	351,096	0.1	367,141	0.1	420,704	0.1
Co-obligation in rural loan assignment (4)	119,528	-	119,145	-	130,734	-
Loans available for imports (4)	912,461	0.2	1,379,284	0.4	1,689,760	0.5
Confirmed exports loans (4)	53,786	-	21,473	-	89,428	-
Acquisition of credit card receivables	1,083,850	0.3	1,205,614	0.3	2,206,793	0.7
Overall total on June 30, 2013	371,575,454	100.0
Overall total on March 31, 2013			360,849,221	100.0
Overall total on June 30, 2012					336,920,368	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$18,833,944 thousand (R$18,664,697 thousand on March 31, 2013 and R$18,141,175 thousand on June 30, 2012);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$14,829,123 thousand (R$13,951,091 thousand on March 31, 2013 and R$12,582,104 thousand on June 30, 2012);

(4)  Recorded in memorandum accounts;

(5)  Amount of loan assignment up to June 30, 2013, March 31, 2013 and June 30, 2012, stated, net of installments received; and

(6)  Percentage of each type by total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Discounted trade receivables and loans	26,291,980	66,459,859	8,816,191	27,422,328	7,090,689	1,906,246	1,847,533	1,467,956	8,102,980	149,405,762	48.8	144,723,610	48.6	135,873,495	48.7
Financings	18,402,754	43,364,456	35,803,251	6,934,997	1,020,134	458,051	365,692	295,853	1,695,606	108,340,794	35.5	106,780,296	35.9	97,155,943	34.8
Agricultural and agribusiness financings	1,902,073	3,905,223	5,470,872	5,594,904	335,917	144,688	123,710	19,754	82,395	17,579,536	5.8	17,238,105	5.8	15,624,336	5.6
Subtotal	46,596,807	113,729,538	50,090,314	39,952,229	8,446,740	2,508,985	2,336,935	1,783,563	9,880,981	275,326,092	90.1	268,742,011	90.3	248,653,774	89.1
Leasing	59,500	1,008,978	1,345,032	3,356,876	342,664	83,709	79,765	49,181	330,632	6,656,337	2.2	7,280,112	2.4	9,588,258	3.4
Advances on foreign exchange contracts (2)	3,146,625	1,653,778	977,619	748,849	108,063	3,362	-	798	7,273	6,646,367	2.2	6,022,860	2.0	7,077,738	2.5
Subtotal	49,802,932	116,392,294	52,412,965	44,057,954	8,897,467	2,596,056	2,416,700	1,833,542	10,218,886	288,628,796	94.5	282,044,983	94.7	265,319,770	95.0
Other receivables	259,991	12,299,470	429,765	3,270,973	173,010	39,778	35,171	25,526	411,071	16,944,755	5.5	15,838,385	5.3	13,846,598	5.0
Overall total on June 30, 2013	50,062,923	128,691,764	52,842,730	47,328,927	9,070,477	2,635,834	2,451,871	1,859,068	10,629,957	305,573,551	100.0
%	16.4	42.1	17.3	15.5	3.0	0.9	0.8	0.6	3.4	100.0
Overall total on March 31, 2013	54,285,124	120,630,384	43,007,420	54,896,288	7,608,436	2,763,122	2,166,866	1,767,857	10,757,871			297,883,368	100.0
%	18.2	40.5	14.5	18.4	2.7	0.9	0.7	0.6	3.5			100.0
Overall total on June 30, 2012	53,112,363	112,241,494	39,112,363	50,824,333	6,356,320	3,273,315	2,235,542	1,838,017	10,172,621					279,166,368	100.0
%	19.1	40.2	14.0	18.2	2.3	1.2	0.8	0.7	3.5					100.0

(1)  Percentage of each type by total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	-	-	1,613,674	2,693,561	2,117,006	1,168,164	1,007,110	805,151	3,757,850	13,162,516	100.0	14,229,145	100.0	13,720,394	100.0
1 to 30	-	-	157,929	206,088	112,303	66,074	55,639	44,319	222,522	864,874	6.6	910,025	6.4	937,326	6.8
31 to 60	-	-	122,158	172,082	100,830	59,728	48,454	40,387	199,912	743,551	5.6	860,012	6.0	796,784	5.8
61 to 90	-	-	103,758	148,848	93,111	57,348	49,519	38,442	188,550	679,576	5.2	714,002	5.0	691,451	5.0
91 to 180	-	-	229,953	355,832	256,234	147,787	128,538	104,672	519,354	1,742,370	13.2	1,814,611	12.8	1,758,400	12.8
181 to 360	-	-	312,991	538,330	409,027	217,565	202,743	166,274	817,486	2,664,416	20.2	2,876,220	20.2	2,742,840	20.0
More than 360	-	-	686,885	1,272,381	1,145,501	619,662	522,217	411,057	1,810,026	6,467,729	49.2	7,054,275	49.6	6,793,593	49.6
Past due installments (2)	-	-	402,208	849,234	868,779	648,553	717,934	663,419	4,260,771	8,410,898	100.0	8,709,879	100.0	8,594,642	100.0
1 to 14	-	-	47,585	124,515	78,388	32,431	24,298	18,999	113,073	439,289	5.2	494,407	5.7	437,916	5.1
15 to 30	-	-	338,505	232,725	125,912	48,609	36,512	23,112	130,631	936,006	11.1	1,001,748	11.5	938,238	10.9
31 to 60	-	-	16,118	474,440	254,314	101,392	81,752	47,737	228,522	1,204,275	14.3	1,269,356	14.6	1,265,670	14.7
61 to 90	-	-	-	13,663	385,775	147,349	100,803	68,161	309,808	1,025,559	12.2	1,077,286	12.4	1,061,560	12.4
91 to 180	-	-	-	3,891	24,390	309,323	455,450	481,199	843,335	2,117,588	25.2	2,052,077	23.5	2,157,956	25.1
181 to 360	-	-	-	-	-	9,449	19,119	24,211	2,557,453	2,610,232	31.1	2,706,864	31.1	2,637,041	30.7
More than 360	-	-	-	-	-	-	-	-	77,949	77,949	0.9	108,141	1.2	96,261	1.1
Subtotal	-	-	2,015,882	3,542,795	2,985,785	1,816,717	1,725,044	1,468,570	8,018,621	21,573,414		22,939,024		22,315,036
Specific provision	-	-	20,159	106,284	298,578	545,015	862,522	1,028,000	8,018,621	10,879,179		11,268,327		10,809,196

(1)  Percentage of maturities by type of installment; and

(2)  Transactions maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2013				2012
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	50,062,923	128,691,764	50,826,848	43,786,132	6,084,692	819,117	726,827	390,498	2,611,336	284,000,137	100.0	274,944,344	100.0	256,851,332	100.0
1 to 30	4,827,191	18,306,331	2,509,110	6,515,036	445,125	99,961	72,855	47,667	508,560	33,331,836	11.7	31,055,920	11.3	28,641,296	11.2
31 to 60	3,785,245	11,711,110	2,058,822	4,465,045	312,561	50,700	72,684	65,534	271,099	22,792,800	8.0	22,053,193	8.0	23,485,502	9.1
61 to 90	2,735,856	7,619,460	1,978,060	3,408,748	231,696	32,051	22,518	17,112	142,380	16,187,881	5.7	16,911,656	6.1	16,118,983	6.3
91 to 180	5,938,804	17,144,488	4,202,288	7,214,145	479,592	78,812	58,375	40,911	328,907	35,486,322	12.5	35,610,196	13.0	32,152,894	12.5
181 to 360	6,015,003	21,016,910	6,019,142	6,930,026	1,088,817	168,981	71,168	54,868	461,902	41,826,817	14.7	43,093,763	15.7	41,997,469	16.4
More than 360	26,760,824	52,893,465	34,059,426	15,253,132	3,526,901	388,612	429,227	164,406	898,488	134,374,481	47.4	126,219,616	45.9	114,455,188	44.5
Generic provision	-	643,433	508,268	1,313,584	608,469	245,735	363,413	273,349	2,611,336	6,567,587		6,080,370		5,862,498
Overall total on June 30, 2013 (2)	50,062,923	128,691,764	52,842,730	47,328,927	9,070,477	2,635,834	2,451,871	1,859,068	10,629,957	305,573,551
Existing provision	-	644,673	533,493	2,540,954	2,355,932	1,272,700	1,645,472	1,832,020	10,629,957	21,455,201
Minimum required provision	-	643,433	528,427	1,419,868	907,047	790,750	1,225,935	1,301,349	10,629,957	17,446,766
Excess provision	-	1,240	5,066	1,121,086	1,448,885	481,950	419,537	530,671	-	4,008,435
Overall total on March 31, 2013 (2)	54,285,124	120,630,384	43,007,420	54,896,288	7,608,436	2,763,122	2,166,866	1,767,857	10,757,871			297,883,368
Existing provision	-	604,477	434,956	2,935,240	2,079,315	1,334,156	1,474,716	1,737,843	10,757,871			21,358,574
Minimum required provision	-	603,148	430,078	1,646,888	760,843	828,937	1,083,433	1,237,499	10,757,871			17,348,697
Excess provision	-	1,329	4,878	1,288,352	1,318,472	505,219	391,283	500,344	-			4,009,877
Overall total on June 30, 2012 (2)	53,112,363	112,241,494	39,112,363	50,824,333	6,356,320	3,273,315	2,235,542	1,838,017	10,172,621					279,166,368
Existing provision	-	563,235	396,919	2,900,057	1,737,991	1,601,637	1,512,240	1,797,325	10,172,621					20,682,025
Minimum required provision	-	561,209	391,123	1,524,730	635,633	981,995	1,117,771	1,286,612	10,172,621					16,671,694
Excess provision	-	2,026	5,796	1,375,327	1,102,358	619,642	394,469	510,713	-					4,010,331

(1)   Percentage of maturities by type; and

(2)   The overall total includes performing loans for the amount of R$284,000,137 thousand (R$274,944,344 thousand on March 31, 2013 and R$256,851,332 thousand on June 30, 2012) and non-performing loans of R$21,573,414 thousand (R$22,939,024 thousand on March 31, 2013 and R$22,315,036 thousand on June 30, 2012).

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2013				2012
	June 30	% (1)	March 31	% (1)	June 30	% (1)
Largest borrower	2,653,726	0.9	2,544,047	0.9	2,695,001	1.0
10 largest borrowers	16,673,201	5.5	15,823,086	5.3	15,034,781	5.4
20 largest borrowers	25,606,826	8.4	24,278,555	8.2	23,849,797	8.5
50 largest borrowers	38,951,215	12.7	38,695,745	13.0	37,099,425	13.3
100 largest borrowers	50,703,348	16.6	51,179,314	17.2	48,492,619	17.4

(1)    In relation to total of the portfolio (Bacen criterion).

e)   By economic sector

	R$ thousand
	2013				2012
	June 30%		March 31%		June 30%
Public sector	182,137	0.1	216,789	0.1	484,315	0.2
Federal Government	81,755	-	56,859	-	264,059	0.1
Petrochemical	81,755	-	56,859	-	264,059	0.1
State Government	100,382	0.1	159,930	0.1	220,256	0.1
Production and distribution of electricity	100,382	0.1	159,930	0.1	220,256	0.1
Private sector	305,391,414	99.9	297,666,579	99.9	278,682,053	99.8
Manufacturing	58,457,476	19.1	57,657,251	19.3	53,708,416	19.2
Food products and beverages	13,082,089	4.3	12,776,317	4.3	13,031,279	4.6
Steel, metallurgy and mechanics	10,282,364	3.3	10,662,879	3.6	8,437,376	3.0
Chemical	5,114,521	1.7	4,830,701	1.6	3,867,776	1.4
Light and heavy vehicles	4,746,005	1.5	4,826,133	1.6	2,722,629	1.0
Oil refining and production of alcohol	4,405,724	1.4	3,826,904	1.3	3,614,232	1.3
Pulp and paper	3,594,634	1.2	3,819,967	1.2	4,182,487	1.5
Textiles and apparel	3,337,393	1.1	3,163,119	1.1	3,109,838	1.1
Rubber and plastic articles	2,926,953	1.0	2,707,106	0.9	2,604,477	0.9
Furniture and wood products	2,224,189	0.7	2,176,759	0.7	1,962,424	0.7
Extraction of metallic and non-metallic ores	1,775,627	0.6	1,754,936	0.6	1,910,812	0.7
Electric and electronic products	1,688,102	0.6	1,953,592	0.7	2,156,191	0.8
Non-metallic materials	1,622,821	0.5	1,588,808	0.5	1,755,485	0.6
Automotive parts and accessories	1,147,929	0.4	1,203,034	0.4	1,191,660	0.4
Leather articles	785,982	0.3	761,445	0.3	775,091	0.3
Publishing, printing and reproduction	752,544	0.2	737,141	0.2	721,043	0.3
Other industries	970,599	0.3	868,410	0.3	1,665,616	0.6
Commerce	44,220,564	14.4	44,565,679	15.0	43,517,495	15.6
Merchandise in specialty stores	11,280,428	3.7	11,957,566	4.0	11,973,098	4.3
Food products, beverages and tobacco	5,014,337	1.6	4,906,330	1.7	5,143,131	1.8
Non-specialized retailer	4,472,544	1.5	4,458,169	1.5	4,272,247	1.5
Clothing and footwear	3,554,765	1.2	3,419,738	1.2	3,347,543	1.2
Automobile	3,535,938	1.1	3,446,250	1.2	3,124,580	1.1
Motor vehicle repairs, parts and accessories	3,378,071	1.1	3,244,927	1.1	3,107,987	1.1
Grooming and household articles	2,746,418	0.9	2,792,626	1.0	2,496,040	0.9
Waste and scrap	2,253,624	0.7	2,204,324	0.7	2,094,463	0.8
Fuel	1,895,653	0.6	1,913,365	0.6	1,840,109	0.7

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Notes to the Consolidated Financial Statements

	R$ thousand
	2013				2012
	June 30%		March 31%		June 30%
Trade intermediary	1,610,529	0.5	1,616,310	0.5	1,587,697	0.6
Agricultural products	1,526,084	0.5	1,569,833	0.5	1,472,555	0.5
Wholesale of goods in general	1,403,926	0.5	1,530,563	0.5	1,556,220	0.6
Other commerce	1,548,247	0.5	1,505,678	0.5	1,501,825	0.5
Financial intermediaries	2,344,360	0.8	2,186,470	0.7	1,364,037	0.5
Services	73,963,484	24.2	71,397,669	24.0	65,475,800	23.5
Civil construction	19,348,282	6.3	18,276,940	6.1	16,522,200	5.8
Transportation and storage	16,133,782	5.3	15,762,561	5.3	15,408,340	5.5
Real estate activities, rentals and corporate services	12,948,977	4.2	12,763,095	4.3	11,115,340	4.0
Production and distribution of electric power, gas and water	4,502,781	1.5	4,650,816	1.6	5,016,796	1.8
Hotels and catering	2,811,560	0.9	2,763,888	0.9	2,460,979	0.9
Holding companies, legal, accounting and business advisory services	2,747,230	0.9	3,182,266	1.1	3,028,824	1.1
Social services, education, health, defense and social security	2,325,442	0.8	2,348,961	0.8	2,120,646	0.8
Clubs, leisure, cultural and sport activities	2,223,570	0.7	2,095,370	0.7	2,196,741	0.8
Telecommunications	532,590	0.2	565,025	0.2	459,474	0.2
Other services	10,389,270	3.4	8,988,747	3.0	7,146,460	2.6
Agriculture, cattle raising, fishing, forestry and timber industry	3,834,426	1.3	3,596,360	1.2	3,664,469	1.3
Individuals	122,571,104	40.1	118,263,150	39.7	110,951,836	39.7
Total	305,573,551	100.0	297,883,368	100.0	279,166,368	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Levels of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2013		2012
	Past due	Outstanding	Total - non-performing loans				% June 30 YTD (2)	% March 31 YTD (2)	% June 30 YTD (2)
AA	-	-	-	50,062,923	50,062,923	16.4	16.4	18.2	19.1
A	-	-	-	128,691,764	128,691,764	42.1	58.5	58.7	59.3
B	402,208	1,613,674	2,015,882	50,826,848	52,842,730	17.3	75.8	73.2	73.3
C	849,234	2,693,561	3,542,795	43,786,132	47,328,927	15.5	91.3	91.6	91.5
Subtotal	1,251,442	4,307,235	5,558,677	273,367,667	278,926,344	91.3
D	868,779	2,117,006	2,985,785	6,084,692	9,070,477	3.0	94.3	94.3	93.8
E	648,553	1,168,164	1,816,717	819,117	2,635,834	0.9	95.2	95.2	95.0
F	717,934	1,007,110	1,725,044	726,827	2,451,871	0.8	96.0	95.9	95.8
G	663,419	805,151	1,468,570	390,498	1,859,068	0.6	96.6	96.5	96.5
H	4,260,771	3,757,850	8,018,621	2,611,336	10,629,957	3.4	100.0	100.0	100.0
Subtotal	7,159,456	8,855,281	16,014,737	10,632,470	26,647,207	8.7
Overall total on June 30, 2013	8,410,898	13,162,516	21,573,414	284,000,137	305,573,551	100.0
%	2.8	4.3	7.1	92.9	100.0
Overall total on March 31, 2013	8,709,879	14,229,145	22,939,024	274,944,344	297,883,368
%	2.9	4.8	7.7	92.3	100.0
Overall total on June 30, 2012	8,594,642	13,720,394	22,315,036	256,851,332	279,166,368
%	3.1	4.9	8.0	92.0	100.0

(1)    Percentage of total portfolio; and

(2)    Cumulative percentage of total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Allowance
		Minimum required					Excess	Existing	2013		2012
	Minimum required Provision - %	Specific			Generic	Total			% June 30 YTD (1)	% March 31 YTD (1)	% June 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	643,433	643,433	1,240	644,673	0.5	0.5	0.5
B	1.0	4,022	16,137	20,159	508,268	528,427	5,066	533,493	1.0	1.0	1.0
C	3.0	25,477	80,807	106,284	1,313,584	1,419,868	1,121,086	2,540,954	5.4	5.3	5.7
Subtotal		29,499	96,944	126,443	2,465,285	2,591,728	1,127,392	3,719,120	1.3	1.5	1.5
D	10.0	86,878	211,700	298,578	608,469	907,047	1,448,885	2,355,932	26.0	27.3	27.3
E	30.0	194,566	350,449	545,015	245,735	790,750	481,950	1,272,700	48.3	48.3	48.9
F	50.0	358,967	503,555	862,522	363,413	1,225,935	419,537	1,645,472	67.1	68.1	67.6
G	70.0	464,394	563,606	1,028,000	273,349	1,301,349	530,671	1,832,020	98.5	98.3	97.8
H	100.0	4,260,771	3,757,850	8,018,621	2,611,336	10,629,957	-	10,629,957	100.0	100.0	100.0
Subtotal		5,365,576	5,387,160	10,752,736	4,102,302	14,855,038	2,881,043	17,736,081	66.6	69.4	70.5
Overall total on June 30, 2013		5,395,075	5,484,104	10,879,179	6,567,587	17,446,766	4,008,435	21,455,201	7.0
%		25.1	25.6	50.7	30.6	81.3	18.7	100.0
Overall total on March 31, 2013		5,539,134	5,729,193	11,268,327	6,080,370	17,348,697	4,009,877	21,358,574		7.2
%		25.9	26.8	52.7	28.5	81.2	18.8	100.0
Overall total on June 30, 2012		5,425,569	5,383,627	10,809,196	5,862,498	16,671,694	4,010,331	20,682,025			7.4
%		26.2	26.1	52.3	28.3	80.6	19.4	100.0

(1)  Ratio between existing allowance and total portfolio by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Opening balance	21,358,574	21,298,588	21,298,588	19,540,448
- Specific provision (1)	11,268,327	11,181,925	11,181,925	9,875,415
- Generic provision (2)	6,080,370	6,106,477	6,106,477	5,654,244
- Excess provision (3)	4,009,877	4,010,186	4,010,186	4,010,789
Additions	3,607,925	3,475,063	7,082,988	6,948,680
Reductions	(3,511,298)	(3,415,077)	(6,926,375)	(5,807,103)
Closing balance	21,455,201	21,358,574	21,455,201	20,682,025
- Specific provision (1)	10,879,179	11,268,327	10,879,179	10,809,196
- Generic provision (2)	6,567,587	6,080,370	6,567,587	5,862,498
- Excess provision (3)	4,008,435	4,009,877	4,008,435	4,010,331

(1)  For transactions with overdue installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Amount recorded	3,607,925	3,475,063	7,082,988	6,948,680
Amount recovered (1)	(978,609)	(769,895)	(1,748,504)	(1,438,124)
ALL expense net of amounts recovered	2,629,316	2,705,168	5,334,484	5,510,556

(1)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Opening balance	9,768,664	9,643,915	9,643,915	8,658,167
Amount renegotiated	2,615,075	2,243,140	4,858,215	4,078,542
Amount received	(1,394,411)	(1,252,860)	(2,647,271)	(2,005,444)
Write-offs	(1,009,205)	(865,531)	(1,874,736)	(1,592,248)
Closing balance	9,980,123	9,768,664	9,980,123	9,139,017
Allowance for loan losses	6,418,706	6,274,463	6,418,706	5,816,314
Percentage on renegotiated portfolio	64.3%	64.2%	64.3%	63.6%

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Notes to the Consolidated Financial Statements

j)    Income on loans and leasing

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Discounted trade receivables and loans	8,657,839	8,156,372	16,814,211	16,671,584
Financings	3,227,716	3,098,115	6,325,831	6,336,772
Agricultural and agribusiness loans	240,427	240,066	480,493	528,103
Subtotal	12,125,982	11,494,553	23,620,535	23,536,459
Recovery of credits charged-off as losses	978,609	769,895	1,748,504	1,438,124
Subtotal	13,104,591	12,264,448	25,369,039	24,974,583
Leasing, net of expenses	201,649	206,273	407,922	656,876
Total	13,306,240	12,470,721	25,776,961	25,631,459

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Assets - other receivables
Exchange purchases pending settlement	10,278,732	9,553,768	10,976,235
Exchange sale receivables	2,606,505	2,862,547	3,430,285
(-) Advances in local currency received	(378,286)	(362,797)	(485,561)
Income receivable on advances granted	96,524	88,543	105,717
Total	12,603,475	12,142,061	14,026,676
Liabilities - other liabilities
Exchange sales pending settlement	2,634,426	2,862,022	3,419,671
Exchange purchase payables	9,608,158	9,540,280	10,384,938
(-) Advances on foreign exchange contracts	(6,646,367)	(6,022,860)	(7,077,738)
Other	5,181	4,942	6,685
Total	5,601,398	6,384,384	6,733,556
Net foreign exchange portfolio	7,002,077	5,757,677	7,293,120
Memorandum accounts:
- Loans available for imports	912,461	1,379,284	1,689,760
- Confirmed exports loans	53,786	21,473	89,428

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

		R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Foreign exchange results	903,619	269,315	1,172,934	783,387
Adjustments:
- Income on foreign currency financing (1)	65,887	27,233	93,120	92,396
- Income on export financing (1)	216,790	133,496	350,286	325,290
- Income on foreign investments (2)	18,160	2,485	20,645	65,699
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(611,465)	(129,066)	(740,531)	(969,551)
- Funding expenses (4)	(95,416)	(74,238)	(169,655)	(165,185)
- Other	(294,177)	(51,305)	(345,481)	234,369
Total adjustments	(700,221)	(91,395)	(791,616)	(416,982)
Adjusted foreign exchange results	203,398	177,920	381,318	366,405

(1)  Recognized in “Income from loans;”

(2)  Recognized in “Income from security transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Tax credits (Note 34c)	29,814,523	26,021,328	23,105,852
Credit card operations	15,912,973	15,156,705	14,788,897
Debtors for escrow deposits	11,436,069	11,449,154	10,332,319
Prepaid taxes	4,237,065	4,769,829	5,626,396
Other debtors	4,111,909	3,329,254	2,788,909
Trade and credit receivables (1)	3,404,431	2,973,376	2,003,918
Advances for Deposit Guarantee Fund (FGC)	76,109	121,774	258,770
Payments to be reimbursed	505,518	647,027	494,626
Receivables from sale of assets	61,745	56,022	59,285
Other	388,966	175,268	402,405
Total	69,949,308	64,699,737	59,861,377

(1)  Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2013		2012
			June 30	March 31	June 30
Real estate	450,911	(63,137)	387,774	368,884	242,781
Goods subject to special conditions	173,581	(173,581)	-	-	-
Vehicles and similar	531,157	(254,210)	276,947	229,912	229,988
Inventories/warehouse	95,980	-	95,980	92,332	97,180
Machinery and equipment	20,707	(9,301)	11,406	11,876	11,329
Other	21,108	(19,358)	1,750	1,835	1,057
Total on June 30, 2013	1,293,444	(519,587)	773,857
Total on March 31, 2013	1,186,142	(481,303)		704,839
Total on June 30, 2012	1,163,128	(580,793)			582,335

b)   Prepaid expenses

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Commission on the placement of loans and financing (1)	1,765,184	1,727,648	1,715,706
Deferred insurance acquisition costs (2)	1,380,471	1,330,806	1,153,224
Advertising and marketing expenses (3)	55,475	91,554	126,060
Other (4)	513,090	426,123	470,193
Total	3,714,220	3,576,131	3,465,183

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)   INVESTMENTS

a)     Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2013		2012
	June 30	March 31	June 30
- IRB-Brasil Resseguros S.A.	531,719	531,508	487,030
- Integritas Participações S.A.	508,889	506,441	505,494
- BES Investimento do Brasil S.A.	129,858	128,887	107,052
- Other	269,717	194,606	292,578
Total investment in affiliates - in Brazil	1,440,183	1,361,442	1,392,154
- Tax incentives	239,533	239,542	239,542
- Other investments	514,694	540,402	531,879
Provision for:
- Tax incentives	(212,045)	(212,055)	(211,555)
- Other investments	(61,948)	(61,948)	(62,936)
Overall total investments	1,920,417	1,867,383	1,889,084

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b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies,” and correspond to R$15,220 thousand in the first half of 2013 (R$58,777 thousand in the first half of 2012) and R$11,888 thousand in the second quarter of 2013 (R$3,332 thousand in the first quarter of 2013).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2013			2012
			Common	Preferred			2nd Quarter	1st Quarter	1st Half	1st Half
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,503,385	-	212	21.24%	7,792	1,373	282	1,655	58,496
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	649,290	12,734	12,734	20.00%	14,175	2,101	734	2,835	7,514
Integritas Participações S.A. (2)	615,294	906,523	22,581	-	22.32%	10,188	2,448	(174)	2,274	(27,795)
Other (2)							5,966	2,490	8,456	20,562
Equity in the earnings (losses) of unconsolidated companies							11,888	3,332	15,220	58,777

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month. On June 30, 2013, interest in IRB-Brasil Resseguros S.A. is 20.42%, subject to approval, and in Integritas Participações S.A. is 25.17%,.

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14)    PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2013		2012
				June 30	March 31	June 30
Property and equipment:
- Buildings	4%	936,563	(379,736)	556,827	550,635	497,771
- Land	-	405,672	-	405,672	403,688	403,227
Facilities, furniture and equipment in use	10%	4,813,912	(2,756,791)	2,057,121	2,144,022	2,229,149
Security and communication systems	10%	288,620	(166,450)	122,170	110,576	105,587
Data processing systems	20 to 50%	4,720,911	(3,424,021)	1,296,890	1,314,970	1,260,532
Transportation systems	20%	57,988	(32,660)	25,328	25,907	27,071
Total on June 30, 2013		11,223,666	(6,759,658)	4,464,008
Total on March 31, 2013		11,062,638	(6,512,840)		4,549,798
Total on June 30, 2012		10,330,009	(5,806,672)			4,523,337

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$5,266,042 thousand (R$3,740,214 thousand on March 31, 2013 and R$3,029,696 thousand on June 30, 2012). This is due to an increase in their market price, based on valuations by independent experts in 2013, 2012 and 2011.

The total consolidated fixed assets to net worth ratio is 17.3% (16.5% on March 31, 2013 and 18.2% on June 30, 2012), and the consolidated finance fixed assets to net worth ratio is 44.3% (43.7% on March 31, 2013 and 43.5% on June 30, 2012), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

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15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from the acquisition of investments amounted to R$2,773,061 thousand, net of accumulated amortization, where applicable, of which:
(i) R$613,086 thousand represents the difference between the purchase price and the market value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$2,159,975 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the first half of 2013, goodwill amortization amounted to R$132,579 thousand (R$132,730 thousand in the first half of 2012) and R$65,221 thousand in the second quarter of 2013 (R$67,358 thousand in the first quarter of 2013) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2013		2012
				June 30	March 31	June 30
Acquisition of banking services rights	Contract (4)	5,497,636	(2,574,019)	2,923,617	2,575,617	2,917,369
Software (2)	20% to 50%	7,093,932	(3,528,440)	3,565,492	3,541,667	2,754,352
Future profitability/customer portfolio (3)	Up to 20%	4,364,001	(2,204,026)	2,159,975	2,208,755	3,341,606
Other (5)	Contract	625,599	(82,943)	542,656	532,576	31,819
Total on June 30, 2013		17,581,168	(8,389,428)	9,191,740
Total on March 31, 2013		16,855,832	(7,997,217)		8,858,615
Total on June 30, 2012		15,275,328	(6,230,182)			9,045,146

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses,” where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$847,477 thousand, Odontoprev - R$275,505 thousand, Ágora Corretora - R$16,385 thousand, Bradescard Mexico (currently Ibi México) - R$22,898 thousand, Europ Assistance Serviços de Assistência Personalizados - R$17,697 thousand, Alelo (CBSS) - R$90,757 thousand, and Cielo/Investees - R$659,699 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

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c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2012	2,586,519	3,077,469	2,047,325	558,816	8,270,129
Additions (reductions)	791,123	768,224	245,229	28,553	1,833,129
Amortization for the period	(454,025)	(280,201)	(132,579)	(44,713)	(911,518)
Balance on June 30, 2013	2,923,617	3,565,492	2,159,975	542,656	9,191,740

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
● Demand deposits (1)	36,586,408	-	-	-	36,586,408	35,713,633	32,529,401
● Savings deposits (1)	72,627,265	-	-	-	72,627,265	70,162,669	62,308,096
● Interbank deposits	229,957	170,615	85,121	213,191	698,884	488,445	471,561
● Time deposits (2)	13,587,517	15,440,196	10,548,387	58,996,868	98,572,968	99,505,387	121,760,876
Overall total on June 30, 2013	123,031,147	15,610,811	10,633,508	59,210,059	208,485,525
%	59.0	7.5	5.1	28.4	100.0
Overall total on March 31, 2013	120,017,022	13,993,550	9,647,078	62,212,484		205,870,134
%	58.3	6.8	4.7	30.2		100.0
Overall total on June 30, 2012	110,540,043	16,527,298	12,437,438	77,565,155			217,069,934
%	51.0	7.6	5.7	35.7			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

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b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Own portfolio	76,200,460	30,746,350	10,618,720	17,858,536	135,424,066	121,146,803	152,256,067
● Government securities	70,533,271	345,954	73,607	-	70,952,832	56,995,527	95,338,120
● Debentures of own issuance	1,979,565	30,400,396	10,545,113	17,151,646	60,076,720	58,202,962	55,741,992
● Foreign	3,687,624	-	-	706,890	4,394,514	5,948,314	1,175,955
Third-party portfolio (1)	109,428,442	1,546,067	-	-	110,974,509	131,299,482	65,861,245
Unrestricted portfolio (1)	16,069,421	4,357,124	-	-	20,426,545	28,598,835	7,856,940
Overall total on June 30, 2013 (2)	201,698,323	36,649,541	10,618,720	17,858,536	266,825,120
%	75.6	13.7	4.0	6.7	100.0
Overall total on March 31, 2013 (2)	205,595,520	48,116,762	9,359,592	17,973,246		281,045,120
%	73.2	17.1	3.3	6.4		100.0
Overall total on June 30, 2012 (2)	165,986,004	24,790,614	9,509,287	25,688,347			225,974,252
%	73.4	11.0	4.2	11.4			100.0

(1)  Represented by government securities; and

(2)  Includes R$66,498,553 thousand (R$70,817,580 thousand on March 31, 2013 and R$42,529,664 thousand on June 30, 2012) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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c)   Funds from the issuance of securities

	R$ thousand
	2013						2012
	1 to 30 Days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities - Brazil:
- Mortgage bonds	88,075	341,691	251,261	1,649	682,676	735,141	1,175,739
- Letters of credit for real estate	437,117	1,349,906	2,841,134	161,263	4,789,420	4,420,338	3,195,845
- Letters of credit for agribusiness	478,257	944,307	1,383,224	1,543,669	4,349,457	4,039,988	3,278,002
- Financial bills	1,079,874	6,989,268	4,204,786	19,604,544	31,878,472	25,417,120	31,124,303
Subtotal	2,083,323	9,625,172	8,680,405	21,311,125	41,700,025	34,612,587	38,773,889
Securities - abroad:
- MTN Program Issues (1)	365,711	1,145,299	2,053,973	5,266,108	8,831,091	10,046,520	8,655,602
- Securitization of future flow of money orders received from abroad (Note 16d)	7,156	407,595	474,063	2,419,807	3,308,621	3,192,076	3,752,347
- Issuance costs	-	-	-	(19,127)	(19,127)	(18,919)	(23,909)
Subtotal	372,867	1,552,894	2,528,036	7,666,788	12,120,585	13,219,677	12,384,040
Overall total on June 30, 2013	2,456,190	11,178,066	11,208,441	28,977,913	53,820,610
%	4.6	20.8	20.8	53.8	100.0
Overall total on March 31, 2013	3,229,782	12,948,357	12,794,626	18,859,499		47,832,264
%	6.8	27.1	26.7	39.4		100.0
Overall total on June 30, 2012	1,395,571	8,958,166	14,749,914	26,054,278			51,157,929
%	2.8	17.5	28.8	50.9			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

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d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2013		2012
				June 30	March 31	June 30
Securitization of future flow of payment orders received from abroad	06.11.2007	481,550	05.20.2014	103,975	125,830	220,837
	06.11.2007	481,550	05.20.2014	103,624	125,672	220,723
	12.20.2007	354,260	11.20.2014	110,626	120,663	181,603
	03.06.2008	836,000	05.22.2017	829,738	804,445	958,629
	12.19.2008	1,168,500	02.20.2019	1,106,175	1,005,379	1,008,830
	12.17.2009	133,673	11.20.2014	69,000	75,268	113,287
	12.17.2009	133,673	02.20.2017	121,644	118,443	142,577
	12.17.2009	89,115	02.20.2020	102,139	96,439	100,350
	08.20.2010	307,948	08.21.2017	309,268	298,680	352,614
	09.29.2010	170,530	08.21.2017	176,756	170,704	201,527
	11.16.2011	88,860	11.20.2018	109,230	99,270	99,658
	11.16.2011	133,290	11.22.2021	166,446	151,283	151,712
Total		4,378,949		3,308,621	3,192,076	3,752,347

e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Savings deposits	932,755	895,940	1,828,695	1,833,114
Time deposits	1,928,385	1,835,739	3,764,124	5,494,718
Federal funds purchased and securities sold under agreements to repurchase	5,629,963	4,194,433	9,824,396	9,111,085
Funds from issuance of securities	1,057,910	830,243	1,888,153	2,306,922
Other funding expenses	102,662	89,352	192,014	196,542
Subtotal	9,651,675	7,845,707	17,497,382	18,942,381
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	840,150	1,068,927	1,909,077	3,693,783
Total	10,491,825	8,914,634	19,406,459	22,636,164

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17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil - other institutions	3,776	-	-	6,879	10,655	9,706	8,074
Abroad	2,429,235	4,265,564	3,352,342	1,029,931	11,077,072	8,121,930	12,376,584
Overall total on June 30, 2013	2,433,011	4,265,564	3,352,342	1,036,810	11,087,727
%	21.9	38.5	30.2	9.4	100.0
Overall total on March 31, 2013	950,229	4,610,913	1,842,985	727,509		8,131,636
%	11.7	56.7	22.7	8.9		100.0
Overall total on June 30, 2012	1,987,611	5,637,175	3,687,666	1,072,206			12,384,658
%	16.0	45.5	29.8	8.7			100.0

b)   Onlending

	R$ thousand
	2013						2012
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil	1,109,514	4,766,262	5,695,185	26,325,469	37,896,430	37,985,253	35,378,080
- National Treasury	-	-	17,444	-	17,444	32,029	117,484
- BNDES	403,729	1,462,533	1,877,951	8,116,776	11,860,989	13,126,064	12,684,433
- CEF	1,856	8,677	10,367	28,165	49,065	53,298	63,537
- FINAME	703,929	3,295,052	3,789,423	18,178,885	25,967,289	24,772,222	22,510,794
- Other institutions	-	-	-	1,643	1,643	1,640	1,832
Abroad	136,862	-	-	-	136,862	92,385	131,540
Overall total on June 30, 2013	1,246,376	4,766,262	5,695,185	26,325,469	38,033,292
%	3.3	12.5	15.0	69.2	100.0
Overall total on March 31, 2013	1,785,309	5,695,392	5,464,370	25,132,567		38,077,638
%	4.6	15.0	14.4	66.0		100.0
Overall total on June 30, 2012	1,295,623	5,137,474	6,681,971	22,394,552			35,509,620
%	3.6	14.5	18.8	63.1			100.0

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c)   Borrowing and onlending expenses

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Borrowing:
- In Brazil	15,896	6,734	22,630	7,074
- Abroad	32,354	29,785	62,139	75,324
Subtotal borrowing	48,250	36,519	84,769	82,398
Onlending in Brazil:
- National Treasury	110	504	614	605
- BNDES	187,460	146,243	333,703	411,319
- CEF	835	934	1,769	2,503
- FINAME	225,876	223,201	449,077	642,575
- Other institutions	147	146	293	26
Onlending abroad:
- Payables to foreign bankers (Note 11a)	611,465	129,066	740,531	969,551
- Other expenses with foreign onlending	3,535,002	(469,405)	3,065,597	2,404,933
- Exchange variation from investments abroad	(1,950,967)	299,631	(1,651,336)	(1,274,654)
Subtotal onlending	2,609,928	330,320	2,940,248	3,156,858
Total	2,658,178	366,839	3,025,017	3,239,256

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

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                        I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                     II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

Note that a significant number of legal claims pleading the incidence of inflation rates, which were excluded from inflation adjustments on savings account balances due to economic plans, were part of federal government’s economic policy to reduce inflation. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and the evaluation of the perspective of the loss, considering the current judicial decision of the Superior Court of Justice (STJ).

Two points are worth noting regarding disputes relating to economic plans: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as legal new claims cannot be made; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up until a final decision issued by the court.

                      III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

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Notes to the Consolidated Financial Statements

The main cases are:

-   Cofins - R$9,993,073 thousand (R$9,605,570 thousand on March 31, 2013 and R$8,082,808 thousand on June 30, 2012): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-   INSS Autonomous Brokers - R$1,221,705 thousand (R$1,181,038 thousand on March 31, 2013 and R$1,065,260 thousand on June 30, 2012): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$1,713,111 thousand (R$1,689,868 thousand on March 31, 2013 and R$1,268,824 thousand on June 30, 2012): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses;

-   CSLL - Deductibility on IRPJ calculation basis - R$867,168 thousand (R$857,345 thousand on March 31, 2013 and R$651,997 thousand on June 30, 2012): we are requesting to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the calculation, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-    PIS - R$305,648 thousand (R$303,806 thousand on March 31, 2013 and R$298,206 thousand on June 30, 2012): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

                     IV -       Provisions by nature

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Labor claims	2,471,717	2,494,006	2,427,101
Civil claims	3,765,509	3,777,206	3,499,173
Subtotal (1)	6,237,226	6,271,212	5,926,274
Provision for tax risks (2)	16,452,731	15,951,570	13,609,925
Total	22,689,957	22,222,782	19,536,199

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

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Notes to the Consolidated Financial Statements

              V -       Changes in provisions

	R$ thousand
	2013
	Labor	Civil	Tax (1)
Balance at December 31, 2012	2,496,270	3,722,404	15,071,659
Adjustment for inflation	142,320	174,497	397,570
Provisions, net of reversals and write-offs	250,769	201,700	1,009,064
Payments	(417,642)	(333,092)	(25,562)
Balance at June 30, 2013	2,471,717	3,765,509	16,452,731

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,151,684 thousand (R$1,134,548 thousand on March 31, 2013 and R$1,092,677 thousand on June 30, 2012) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$838,399 thousand (R$813,533 thousand on March 31, 2013 and R$704,487 thousand on June 30, 2012); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$482,515 thousand (R$475,693 thousand on March 31, 2013 and R$291,739 thousand on June 30, 2012); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities in 2007, amounting to R$229,556 thousand (R$227,783 thousand on March 31, 2013); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$334,433 thousand on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

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19)     SUBORDINATED DEBT

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.6320% p.a.	-	-	2,358,911
2013 (6)	5	230,000	R$	100.0% of CDI rate + 1.0817% p.a.	389,701	440,093	929,156
2014	6	1,000,000	R$	112.0% of CDI rate	1,614,055	1,582,378	1,493,171
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,181,647	2,111,860	1,893,044
2016	6	500	R$	IPCA + 7.1292% p.a.	785	762	686
				100.0% of CDI rate + 0.87% p.a.
2012 (1)	10	-	R$	101.5% of CDI rate	-	-	889,422
2019	10	20,000	R$	IPCA + 7.76% p.a.	33,539	32,499	29,154
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	139,081	135,438	124,106
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate of (11.7493% p.a. - 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,299,086	9,149,212	9,443,896
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. - 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate of (9.3991% p.a. - 12.1754% p.a.)
2018 (2)	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,598,215	8,575,754	7,820,813
				IGP-M + (3.6320% p.a. - 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate of (9.3207% p.a. - 10.3107% p.a.)
2019 (7)	6	21,858	R$	109.3% to 109.5% of CDI rate	22,529	22,044	-

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19)     SUBORDINATED DEBT

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	59,726	57,895	52,390
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	180,548	175,874	158,499
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate of (10.1304% p.a. - 11.7550% p.a.)
2019 (3)	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,223,683	3,267,977	56,223
2020 (10)	7	1,700	R$	IPCA + 4.2620% p.a.	1,750	1,711	-
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	68,985	67,224	60,553
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	16,049	15,577	14,146
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate of (11.1291% p.a. - 11.8661% p.a.)
2020 (5)	8	28,556	R$	110.0% to 110.7% of CDI rate	31,961	31,199	21,838
2021 (8)	8	1,236	R$	IPCA + (3.7004% p.a. – 4.3419% p.a.)	1,286	1,257	-
2021	9	7,000	R$	111.0% of CDI rate	7,564	7,417	7,003
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	23,491	22,878	20,778
				IGP-M + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate of (10.3489% p.a. - 12.4377% p.a.)
2022 (4)	10	54,143	R$	110.0% to 111.3% of CDI rate	59,969	58,532	26,840
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.962% p.a.)
2023 (9)	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	714,738	697,232	-

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Notes to the Consolidated Financial Statements

					R$ thousand
					2013		2012
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
CDB pegged to loans:
2013 to 2016	2 to 4	4,753	R$	100.0% of CDI rate	5,310	5,651	7,339
Subtotal in Brazil					26,673,698	26,460,464	25,407,968
Abroad:
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,125,555	1,044,859	1,026,023
2014	10	801,927	Euro	Rate of 8.00% p.a.	658,875	602,339	584,342
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,690,364	1,510,917	1,542,126
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,632,012	3,253,413	3,313,162
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,477,196	2,219,526	2,259,148
Issuance costs on funding					(35,594)	(34,180)	(41,648)
Subtotal abroad					9,548,408	8,596,874	8,683,153
Overall total					36,222,106	35,057,338	34,091,121

(1)   Subordinated debt transactions that matured in October and November 2012;

(2)   Issue of financial notes, of which were issued as follows: (i) R$56,300 thousand in July 2012; (ii) R$30,060 thousand in August 2012; (iii) R$36,825 thousand in September 2012; (iv) R$128,927 thousand in October 2012; (v) R$300 thousand in November 2012; and (vi) R$25,135 thousand in December 2012, maturing in 2018;

(3)   Issue of financial notes, of which were issued as follows: (i) R$300 thousand in July 2012; (ii) R$23,633 thousand in August 2012; (iii) R$4,025 in September 2012; (iv) R$922,816 thousand in October 2012; (v) R$1,100,400 thousand in November 2012; and (vi) R$1,066,700 thousand in December 2012, maturing in 2019;

(4)   Issue of financial notes, of which were issued as follows: (i) R$748 thousand in July 2012; (ii) R$8,000 thousand in August 2012; (iii) R$7,223 thousand in September 2012; (iv) R$10,600 thousand in October 2012; and (v) R$1,058 thousand in December 2012, maturing in 2022;

(5)   Issue of financial notes, of which were issued as follows: (i) R$8,297 thousand in June 2012; (ii) R$400 thousand in July 2012; (iii) R$300 thousand in August 2012; (iv) R$601 thousand in September 2012; and (v) R$901 thousand in December 2012, maturing in 2020;

(6)   Subordinated debt transactions that matured in January, February, April and May 2013;

(7)   Issue of financial notes, of which were issued as follows: (i) R$3,362 thousand in January 2013; (ii) R$3,731 thousand in February 2013; and (iii) R$14,765 thousand in March 2013, maturing in 2019;

(8)   Issue of financial notes, of which were issued as follows: (i) R$736 thousand in January 2013; and (ii) R$500 thousand in March 2013, maturing in 2021;

(9)   Issue of financial notes, of which were issued as follows: (i) R$85,180 thousand in January 2013; (ii) R$498,310 thousand in February 2013; and (iii) R$104,574 thousand in March 2013, maturing in  2023; and

(10)   Issue of financial notes, of which were issued as follows: (i) R$1,700 thousand in March 2013, maturing in 2020.

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20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Provision for tax risk (Note 18b IV)	16,452,731	15,951,570	13,609,925
Provision for deferred income tax (Note 34f)	4,255,124	5,888,391	7,532,884
Taxes and contributions on profit payable	3,320,455	2,997,552	2,610,252
Taxes and contributions payable	1,027,693	1,071,753	1,086,010
Total	25,056,003	25,909,266	24,839,071

b)   Sundry

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Credit card operations	14,180,731	13,733,929	12,149,223
Civil and labor provisions (Note 18b IV)	6,237,226	6,271,212	5,926,274
Provision for payments	4,849,547	4,401,147	4,500,664
Sundry creditors	5,792,748	5,304,827	3,409,162
Liabilities for acquisition of assets and rights	1,805,985	1,938,604	1,947,510
Liabilities for official agreements	321,700	31,091	299,038
Other	1,399,488	1,254,650	1,314,889
Total	34,587,425	32,935,460	29,546,760

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21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	931,421	919,682	627,589	98,622,773	95,183,486	84,005,788	-	-	-	99,554,194	96,103,168	84,633,377
Mathematical reserve for vested benefits	189,915	185,134	143,756	6,174,238	6,089,372	5,660,877	-	-	-	6,364,153	6,274,506	5,804,633
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	4,976,376	4,895,041	4,196,721	4,976,376	4,895,041	4,196,721
Reserve for claims incurred but not reported (IBNR)	1,392,704	1,474,547	1,154,261	1,191,230	1,045,151	867,054	-	-	-	2,583,934	2,519,698	2,021,315
Unearned premium reserve (4)	3,025,645	2,794,696	2,099,448	212,528	211,247	168,472	-	-	-	3,238,173	3,005,943	2,267,920
Complementary reserve for coverage	-	-	-	4,978,649	5,154,742	4,209,702	-	-	-	4,978,649	5,154,742	4,209,702
Reserve for unsettled claims	3,516,427	3,198,678	2,903,036	1,170,537	1,149,433	1,029,881	-	-	-	4,686,964	4,348,111	3,932,917
Reserve for financial surplus	-	-	-	378,511	372,154	392,748	-	-	-	378,511	372,154	392,748
Reserve for draws and redemptions	-	-	-	-	-	-	584,435	556,193	514,849	584,435	556,193	514,849
Other reserves	2,642,031	2,644,302	1,776,723	1,654,392	1,321,039	1,864,239	177,051	171,701	173,960	4,473,474	4,137,042	3,814,922
Total reserves	11,698,143	11,217,039	8,704,813	114,382,858	110,526,624	98,198,761	5,737,862	5,622,935	4,885,530	131,818,863	127,366,598	111,789,104

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to: (i) cover  the differences of future premium adjustments and those required for the portfolio technical balance; and (ii) adapt to current interest rate scenarios;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled” and “Reserve for related expenses;” and

(4)  As of the first quarter of 2013, in compliance with ANS Normative Resolution 314/12, Bradesco Saúde reclassified R$715,409 thousand (R$597,280 thousand on March 31, 2013), corresponding to the early recording of premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities.

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Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Health	6,649,640	6,380,755	4,180,157	-	-	-	-	-	-	6,649,640	6,380,755	4,180,157
Auto/RCF	2,739,910	2,642,862	2,682,107	-	-	-	-	-	-	2,739,910	2,642,862	2,682,107
DPVAT/Retrocession	215,639	177,132	163,478	572,318	396,306	360,474	-	-	-	787,957	573,438	523,952
Life	16,223	16,075	15,824	5,218,269	5,068,647	4,333,314	-	-	-	5,234,492	5,084,722	4,349,138
Basic lines	2,076,731	2,000,215	1,663,247	-	-	-	-	-	-	2,076,731	2,000,215	1,663,247
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	18,222,159	18,000,032	16,092,687	-	-	-	18,222,159	18,000,032	16,092,687
Long-Term Life Insurance - VGBL - to be granted	-	-	-	69,696,077	66,717,897	58,259,616	-	-	-	69,696,077	66,717,897	58,259,616
Pension plans	-	-	-	20,674,035	20,343,742	19,152,670	-	-	-	20,674,035	20,343,742	19,152,670
Capitalization bonds	-	-	-	-	-	-	5,737,862	5,622,935	4,885,530	5,737,862	5,622,935	4,885,530
Total technical reserves	11,698,143	11,217,039	8,704,813	114,382,858	110,526,624	98,198,761	5,737,862	5,622,935	4,885,530	131,818,863	127,366,598	111,789,104

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c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2013		2012	2013		2012	2013		2012	2013		2012
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Total technical reserves	11,698,143	11,217,039	8,704,813	114,382,858	110,526,624	98,198,761	5,737,862	5,622,935	4,885,530	131,818,863	127,366,598	111,789,104
(-) Loading on insurance sales – extended guarantee	(94,676)	(79,094)	-	-	-	-	-	-	-	(94,676)	(79,094)	-
(-) Portion corresponding to contracted reinsurance	(819,881)	(882,212)	(847,453)	(11,377)	(8,843)	(9,185)	-	-	-	(831,258)	(891,055)	(856,638)
(-) Deposits retained at IRB and court deposits	(26,611)	(25,437)	(18,500)	(55,836)	(56,844)	(62,887)	-	-	-	(82,447)	(82,281)	(81,387)
(-) Receivables	(831,130)	(715,884)	(906,533)	-	-	-	-	-	-	(831,130)	(715,884)	(906,533)
(-) Unearned premium reserve – Health Insurance (1)	(715,409)	(597,280)	-	-	-	-	-	-	-	(715,409)	(597,280)	-
(-) Reserves from DPVAT agreements	(209,831)	(170,696)	(156,554)	(568,063)	(392,259)	(357,185)	-	-	-	(777,894)	(562,955)	(513,739)
To be insured	9,000,605	8,746,436	6,775,773	113,747,582	110,068,678	97,769,504	5,737,862	5,622,935	4,885,530	128,486,049	124,438,049	109,430,807
Investment fund quotas (VGBL and PGBL)	-	-	-	87,918,236	84,717,929	74,352,303	-	-	-	87,918,236	84,717,929	74,352,303
Investment fund quotas (excluding VGBL and PGBL)	3,436,152	2,929,908	7,030,957	14,878,511	13,968,480	16,794,830	3,484,916	3,322,135	4,463,478	21,799,579	20,220,523	28,289,265
Government securities	6,655,086	6,170,641	-	9,707,320	9,788,831	4,968,760	1,867,972	1,930,331	-	18,230,378	17,889,803	4,968,760
Private securities	101,566	104,884	39,774	199,594	208,431	598,425	115,976	116,240	238,504	417,136	429,555	876,703
Shares	5,544	5,314	3,248	1,424,865	1,566,817	1,254,973	347,371	384,082	273,589	1,777,780	1,956,213	1,531,810
Total technical reserve guarantees	10,198,348	9,210,747	7,073,979	114,128,526	110,250,488	97,969,291	5,816,235	5,752,788	4,975,571	130,143,109	125,214,023	110,018,841

(1)    Deduction set forth in Article 4 of ANS Resolution 314/12.

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Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Written premiums	5,764,672	5,361,395	11,126,067	9,525,713
Pension plan contributions (including VGBL)	6,474,635	4,676,875	11,151,510	9,906,003
Capitalization bond income	1,126,065	982,856	2,108,921	1,731,796
Granted coinsurance premiums	(47,282)	(29,126)	(76,408)	(113,438)
Refunded premiums	(79,591)	(39,338)	(118,929)	(62,316)
Net written premiums	13,238,499	10,952,662	24,191,161	20,987,758
Reinsurance premiums	(49,815)	(51,832)	(101,647)	(146,867)
Insurance, pension plan and capitalization bond retained premiums	13,188,684	10,900,830	24,089,514	20,840,891

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Banco Bradesco BBI S.A.	129,036	125,600	120,690
Other (1)	452,966	479,002	466,205
Total	582,002	604,602	586,895

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2013		2012
	June 30	March 31	June 30
Common shares	2,103,637,129	2,103,637,129	1,912,397,390
Preferred shares	2,103,636,910	2,103,636,910	1,912,397,191
Subtotal	4,207,274,039	4,207,274,039	3,824,794,581
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,559,000)
Treasury (preferred shares)	(5,265,370)	(5,265,370)	(4,466,400)
Total outstanding shares	4,199,110,059	4,199,110,059	3,817,769,181

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares as of December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781
Capital increase through share issue – 10% bonus (1)	191,239,739	191,239,719	382,479,458
Increase in treasury shares – 10% bonus	(263,510)	(478,670)	(742,180)
Number of outstanding shares as of June 30, 2013	2,100,738,519	2,098,371,540	4,199,110,059

(1)   Paid to shareholders of record as at March 25, 2013.

Bradesco 183

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Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Simultaneously to the operation in the Brazilian Market and at the same proportion, the ADRs – American Depositary Receipts at the U.S. Market (NYSE) and GDRs – Global Depositary Receipts at the European Market (Latibex) were granted bonus, and shareholders received one (1) new DR for every ten (10) DRs they held as at March 28, 2013.

c)     Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6404/76, amended by Law 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 20, 2012 approved the Board of Executive Officers’ proposal to pay Company’s shareholders monthly interest on shareholders’ equity, replacing monthly dividends. Shareholders now receive R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, in effect from July 2012, to be paid as of August 1, 2012.

The Board of Directors’ meeting held on June 27, 2012 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2012, for the amount of R$754,300 thousand, at R$0.188184678 (net of 15% withholding income tax - R$0.159956976) per common share and R$0.207003146 (net of 15% withholding income tax - R$0.175952674) per preferred share, which was paid on July 18, 2012.

The Board of Directors’ Meeting held on December 21, 2012 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2012, for the amount of R$2,054,400 thousand, at R$0.512557736 (net of 15% withholding income tax - R$0.435674076) per common share and R$0.563813510 (net of 15% withholding income tax - R$0.479241484) per preferred share, which was paid on March 7, 2013.

184           Report on Economic and Financial Analysis - June 2013

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Notes to the Consolidated Financial Statements

The Board of Directors’ Meeting held on February 5, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2012, for the amount of R$266,483 thousand, at R$0.066485657 per common share and R$0.073134223 per preferred share, which was paid on March 7, 2013.

The Board of Directors’ Meeting held on March 11, 2013 approved the Board of Executive Officers’ proposal to maintain the monthly interest on shareholders’ equity at R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, as of the payment of interest on shareholders' equity for April 2013, to be made on May 2, 2013. The amounts monthly paid to shareholders increased by 10% after the inclusion of new shares in shareholders’ positions.

The Board of Directors’ Meeting held on June 27, 2013 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2013, for the amount of R$830,000 thousand, at R$0.188253558 (net of 15% withholding income tax - R$0.160015524) per common share and R$0.207078914 (net of 15% withholding income tax - R$0.176017077) per preferred share, which was paid on July 18, 2013.

Interest on shareholders’ equity and dividends for the first half of 2013 is calculated as follows:

	R$ thousand	% (1)
Net income for the half-year	5,867,838
(-) Legal reserve	(293,392)
Adjusted calculation basis	5,574,446
Monthly, interim and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,065,824
Withholding income tax on interest on shareholders’ equity	(309,874)
Interest on shareholders’ equity (net) in the first half of 2013	1,755,950	31.50
Interest on shareholders’ equity (net) and dividends in the first half of 2012	1,683,433	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision
	Common shares	Preferred shares
Supplementary interest on shareholders’ equity paid	0.197765	0.217542	794,200	119,130	675,070
Interim interest on shareholders’ equity paid	0.188185	0.207003	754,300	113,145	641,155
Monthly dividends paid	0.091610	0.100770	367,208	-	367,208
Total in the first half of 2012	0.477560	0.525315	1,915,708	232,275	1,683,433
Monthly interest on shareholders’ equity paid	0.056454	0.062099	226,271	33,941	192,330
Interim interest on shareholders’ equity paid (1) (2)	0.094127	0.103539	415,000	62,250	352,750
Supplementary interest on shareholders’ equity provisioned (1)	0.087647	0.096412	386,431	57,964	328,467
Total in the first quarter of 2013	0.238228	0.262050	1,027,702	154,155	873,547
Monthly interest on shareholders’ equity paid (1)	0.056454	0.062099	248,896	37,334	211,562
Interim interest on shareholders’ equity paid (1) (2)	0.094127	0.103539	415,000	62,250	352,750
Supplementary interest on shareholders’ equity provisioned (1)	0.084879	0.093367	374,226	56,135	318,091
Total in the second quarter of 2013	0.235460	0.259005	1,038,122	155,719	882,403
Monthly interest on shareholders’ equity paid (1)	0.112908	0.124198	475,167	71,275	403,892
Interim interest on shareholders’ equity paid (1) (2)	0.188254	0.207078	830,000	124,500	705,500
Supplementary interest on shareholders’ equity provisioned (1)	0.172526	0.189779	760,657	114,099	646,558
Total in the first half of 2013	0.473688	0.521055	2,065,824	309,874	1,755,950

(1) Including the 10% stock bonus in March 2013; and

(2) Paid on July 18, 2013.

Bradesco 185

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Notes to the Consolidated Financial Statements

d)         Treasury shares

The Board of Directors’ meeting held on December 21, 2011 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to June 23, 2012. The Board of Directors’ meeting held on June 21, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to December 25, 2012. The Board of Directors’ Meeting held on December 20, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid up to June 26, 2013. The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2014.

A total of 2,898,610 common shares and 5,265,370 preferred shares had been acquired, totaling R$197,301 thousand up to June 30, 2013, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, respectively, and R$26.20576, R$27.22915 and R$33.12855 per preferred share, respectively. The market value was R$30.60 per common share and R$28.80 per preferred share on June 30, 2013.

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Credit card income	1,652,411	1,595,658	3,248,069	2,717,745
Checking account	888,694	833,310	1,722,004	1,552,915
Asset management	580,827	550,408	1,131,235	1,060,740
Loans	573,733	518,580	1,092,313	1,031,780
Collections	366,833	343,647	710,480	635,802
Consortium management	176,583	167,232	343,815	293,190
Custody and brokerage services	136,022	124,189	260,211	236,335
Underwriting / financial advisory services	224,995	120,876	345,871	224,268
Payments	87,033	78,789	165,822	157,993
Other	199,272	175,526	374,798	258,601
Total	4,886,403	4,508,215	9,394,618	8,169,369

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Payroll	1,476,967	1,435,716	2,912,683	2,755,509
Benefits	654,054	657,366	1,311,420	1,202,444
Social security charges	561,888	529,810	1,091,698	1,044,464
Employee profit sharing	261,859	259,876	521,735	529,825
Provision for labor claims	210,211	163,705	373,916	330,693
Training	26,073	12,989	39,062	62,599
Total	3,191,052	3,059,462	6,250,514	5,925,534

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Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Outsourced services	873,488	828,291	1,701,779	1,664,698
Communication	402,904	392,545	795,449	824,735
Depreciation and amortization	432,009	411,925	843,934	800,450
Data processing	315,817	299,394	615,211	530,148
Advertising and marketing	169,129	160,989	330,118	314,701
Transport	205,298	198,807	404,105	427,026
Rental	203,295	205,283	408,578	378,217
Asset maintenance	162,396	153,184	315,580	290,757
Financial system services	188,826	179,224	368,050	326,341
Supplies	76,327	69,285	145,612	168,458
Security and surveillance	123,850	115,541	239,391	205,012
Water, electricity and gas	54,298	65,051	119,349	130,411
Travel	33,571	27,407	60,978	66,492
Other	288,354	261,555	549,909	484,921
Total	3,529,562	3,368,481	6,898,043	6,612,367

27)    TAX EXPENSES

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Contribution for Social Security Financing (Cofins)	535,418	803,023	1,338,441	1,272,605
Social Integration Program (PIS) contribution	92,199	134,545	226,744	214,989
Tax on Services (ISS)	137,352	122,814	260,166	224,888
Municipal Real Estate Tax (IPTU) expenses	11,425	21,011	32,436	29,957
Other	52,118	58,581	110,699	193,233
Total	828,512	1,139,974	1,968,486	1,935,672

28)    OTHER OPERATING INCOME

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Other interest income	372,092	343,525	715,617	832,814
Reversal of other operating provisions	193,096	198,716	391,812	196,754
Gains on sale of goods	22,243	19,172	41,415	33,375
Revenues from recovery of charges and expenses	23,767	21,783	45,550	123,505
Other	251,307	280,185	531,492	466,508
Total	862,505	863,381	1,725,886	1,652,956

Bradesco 187

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Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Other finance costs	1,108,520	1,017,722	2,126,242	1,862,110
Sundry losses	432,208	371,684	803,892	743,134
Commissions on loans and financing	352,793	299,110	651,903	457,464
Discount granted	270,639	230,158	500,797	499,398
Intangible assets amortization	209,369	244,656	454,025	395,371
Goodwill amortization (Note 15a)	65,221	67,358	132,579	132,730
Other	232,388	430,557	662,945	669,805
Total	2,671,138	2,661,245	5,332,383	4,760,012

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Gain/loss on sale and write-off of assets and investments (1)	113,637	(45,330)	68,307	(67,441)
Recording/reversal of non-operating provisions	(49,723)	(31,886)	(81,609)	(70,584)
Others	12,703	18,732	31,435	25,789
Total	76,617	(58,484)	18,133	(112,236)

(1)   Includes: (i) gain/loss on sale of BM&FBovespa shares in the second quarter of 2013, amounting to R$148,397 thousand; and
(ii) gain/loss on sale of CETIP shares in the first half of 2012, amounting to R$29,205 thousand.

188           Report on Economic and Financial Analysis – June 2013

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Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2013		2012	2013			2012
	June 30	March 31	June 30	2nd Quarter	1st Quarter	1st Half	1st Half
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(512,566)	(292,469)	(497,097)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(377,504)	(215,403)	(366,111)	-	-	-	-
Fundação Bradesco	(135,062)	(77,066)	(130,986)	-	-	-	-
Demand deposits/Savings accounts:	(17,687)	(22,184)	(18,130)	(133)	(136)	(269)	(226)
Fundação Bradesco	-	-	(197)	-	-	-	-
BBD Participações S.A.	(4)	(9)	(9)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(1)	(7)	(3)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(10)	(8)	(5)	-	-	-	-
Key Management Personnel	(17,672)	(22,160)	(17,916)	(133)	(136)	(269)	(226)
Time deposits:	(125,632)	(172,106)	(154,020)	(1,581)	(1,719)	(3,300)	(6,045)
Cidade de Deus Companhia Comercial de Participações	(34,522)	(42,124)	(24,302)	(10)	(10)	(20)	(30)
Key Management Personnel	(91,110)	(129,982)	(129,718)	(1,571)	(1,709)	(3,280)	(6,015)
Federal funds purchased and securities sold under agreements to repurchase:	(839,669)	(230,091)	(268,568)	(9,700)	(4,005)	(13,705)	(12,681)
Cidade de Deus Companhia Comercial de Participações	(555,251)	-	-	(5,635)	-	(5,635)	-
BBD Participações S.A.	(68,762)	(4,404)	-	(140)	(256)	(396)	-
Key Management Personnel	(215,656)	(225,687)	(268,568)	(3,925)	(3,749)	(7,674)	(12,681)
Funds from issuance of securities:	(559,731)	(565,432)	(398,177)	(7,997)	(6,886)	(14,883)	(16,878)
Key Management Personnel	(559,731)	(565,432)	(398,177)	(7,997)	(6,886)	(14,883)	(16,878)
Rental of branches:	-	-	-	(352)	(352)	(704)	(651)
Fundação Bradesco	-	-	-	(352)	(352)	(704)	(651)
Subordinated debts:	(722)	(709)	(15,324)	(13)	(11)	(24)	(1,873)
Fundação Bradesco	(722)	(709)	(15,324)	(13)	(11)	(24)	(1,240)
Cidade de Deus Companhia Comercial de Participações	-	-	-	-	-	-	(633)

Bradesco 189

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Notes to the Consolidated Financial Statements

b)  Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws, and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2013, the maximum amount of R$329,600 thousand was set for Management compensation and R$325,600 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution 3921/10, that sets forth a management compensation policy for financial institutions

Short-term Management benefits

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Salaries	81,425	82,151	163,576	173,026
INSS contributions	18,290	18,455	36,745	38,830
Total	99,715	100,606	200,321	211,856

Post-employment benefits

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Defined contribution supplementary pension plans	80,364	81,750	162,114	138,135
Total	80,364	81,750	162,114	138,135

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

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Notes to the Consolidated Financial Statements

II)   Shareholding

Together, Members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2013		2012
	June 30	March 31	June 30
● Common shares	0.73%	0.73%	0.74%
● Preferred shares	1.01%	1.00%	0.99%
● Total shares (1)	0.87%	0.86%	0.86%

(1)  On June 30, 2013, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.15% of common shares, 1.05% of preferred shares and 2.10% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Risk management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability operations may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All operations exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

192           Report on Economic and Financial Analysis – June 2013

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Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2013				2012
	June 30			March 31	June 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	881,121,203	823,936,727	57,184,476	52,109,658	55,794,337
Funds available	16,179,775	11,618,132	4,561,643	3,205,018	4,676,339
Interbank investments	147,484,659	146,065,667	1,418,992	1,238,253	3,216,008
Securities and derivative financial instruments	309,026,974	296,821,317	12,205,657	11,695,791	11,162,326
Interbank and interdepartmental accounts	52,149,319	52,149,319	-	-	-
Loans and leasing	261,401,522	233,407,343	27,994,179	25,963,883	24,991,152
Other receivables and assets	94,878,954	83,874,949	11,004,005	10,006,713	11,748,512
Permanent assets	15,576,165	15,534,200	41,965	41,286	45,165
Investments	1,920,417	1,920,065	352	318	312
Premises and equipment and leased assets	4,464,008	4,448,759	15,249	14,756	17,302
Intangible assets	9,191,740	9,165,376	26,364	26,212	27,551
Total	896,697,368	839,470,927	57,226,441	52,150,944	55,839,502

Liabilities
Current and long-term liabilities	829,426,779	762,649,081	66,777,698	63,624,617	67,961,420
Deposits	208,485,525	184,607,054	23,878,471	22,197,615	26,985,653
Federal funds purchased and securities sold under agreements to repurchase	266,825,120	262,430,606	4,394,514	5,948,314	1,175,955
Funds from issuance of securities	53,820,610	41,700,025	12,120,585	13,219,677	12,384,041
Interbank and interdepartmental accounts	3,792,532	2,088,134	1,704,398	1,637,089	1,781,048
Borrowing and onlending	49,121,019	37,651,107	11,469,912	8,459,665	12,785,342
Derivative financial instruments	3,140,573	2,898,412	242,161	166,386	257,021
Technical reserve for insurance, pension plans and capitalization bonds	131,818,863	131,817,731	1,132	1,089	1,085
Other liabilities:
- Subordinated debt	36,222,106	26,673,698	9,548,408	8,596,874	8,683,153
- Other	76,200,431	72,782,314	3,418,117	3,397,908	3,908,122
Deferred income	661,074	661,074	-	-	-
Non-controlling interests in subsidiaries	582,002	582,002	-	-	-
Shareholders’ equity	66,027,513	66,027,513	-	-	-
Total	896,697,368	829,919,670	66,777,698	63,624,617	67,961,420
Net position of assets and liabilities			(9,551,257)	(11,473,673)	(12,121,918)
Net position of derivatives (2)			(9,525,820)	(5,535,144)	(7,129,571)
Other net memorandum accounts (3)			85,572	(194,004)	(147,416)
Net exchange position (liability)			(18,991,505)	(17,202,821)	(19,398,905)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in memorandum accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

From this quarter on, we will also show the 1-day VaR, excluding liquidity risk adjustment of positions and net of tax.

Risk factors	R$ thousand
	2013		2012
	June 30	March 31	June 30
Fixed rates	202,022	88,234	42,649
Exchange coupon	13,752	7,000	11,851
Foreign currency	573	1,346	19,695
IGP-M/IPCA	97,424	95,047	40,587
Equities	6,425	5,461	8,677
Sovereign/Eurobonds and Treasuries	16,668	14,738	11,795
Other	1,009	1,412	5,742
Correlation/diversification effect	(176,289)	(59,333)	(43,633)
VaR (Value at Risk)	161,584	153,905	97,363

Amounts net of tax.

The VaR adjusted by the market liquidity risk, which includes the period necessary to exclude existing positions (holding period), is shown in the table below:

Risk factors	R$ thousand
	2013		2012
	June 30	March 31	June 30
Fixed rates	659,820	349,574	120,806
Exchange coupon	22,920	11,666	19,751
Foreign currency	955	2,243	32,825
IGP-M/IPCA	296,798	394,024	101,845
Equities	11,839	18,909	24,247
Sovereign/Eurobonds and Treasuries	50,604	41,834	18,836
Other	1,681	2,353	9,576
Correlation/diversification effect	(536,609)	(182,379)	(81,852)
VaR (Value at Risk)	508,008	638,224	246,034

Amounts gross of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2013						2012
		June 30			March 31			June 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,145)	(3,485,901)	(6,717,621)	(17,407)	(3,545,969)	(6,895,059)	(8,822)	(1,830,479)	(3,540,762)
Price indexes	Exposure subject to variations in price index coupon rates	(19,747)	(2,364,773)	(4,371,129)	(18,876)	(1,819,418)	(3,375,792)	(12,238)	(1,261,830)	(2,323,495)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(818)	(92,321)	(172,375)	(826)	(75,742)	(142,887)	(1,030)	(96,445)	(180,994)
Foreign currency	Exposure subject to exchange variations	(7,138)	(165,505)	(311,594)	(1,143)	(19,163)	(40,581)	(5,378)	(134,442)	(268,884)
Equities	Exposure subject to variation in stock prices	(20,290)	(506,537)	(1,012,880)	(19,192)	(477,562)	(954,884)	(15,493)	(387,323)	(774,646)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,243)	(72,262)	(140,443)	(1,344)	(51,212)	(100,660)	(4,950)	(124,966)	(249,429)
Other	Exposure not classified in previous definitions	(164)	(4,152)	(8,305)	(58)	(1,450)	(2,899)	(99)	(2,502)	(5,004)
Total excluding correlation of risk factors		(61,545)	(6,691,451)	(12,734,347)	(58,846)	(5,990,516)	(11,512,762)	(48,010)	(3,837,987)	(7,343,214)
Total including correlation of risk factors		(41,020)	(5,625,938)	(10,706,105)	(38,709)	(4,887,562)	(9,378,843)	(28,009)	(3,021,183)	(5,765,838)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2013						2012
		June 30			March 31			June 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(5,111)	(1,244,357)	(2,426,654)	(5,440)	(1,052,299)	(2,065,253)	(1,786)	(366,463)	(707,358)
Price indexes	Exposure subject to variations in price index coupon rates	(2,856)	(331,650)	(590,663)	(7,339)	(706,289)	(1,351,585)	(1,870)	(186,281)	(360,669)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(784)	(90,108)	(167,965)	(831)	(74,728)	(141,002)	(939)	(88,703)	(166,028)
Foreign currency	Exposure subject to exchange variations	(823)	(22,802)	(45,875)	(1,326)	(32,834)	(65,648)	(9,745)	(243,627)	(487,254)
Equities	Exposure subject to variation in stock prices	(1,894)	(46,631)	(93,068)	(1,949)	(46,893)	(93,591)	(2,137)	(53,423)	(106,846)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(954)	(56,064)	(108,720)	(1,316)	(47,571)	(92,786)	(4,427)	(114,687)	(228,605)
Other	Exposure not classified in previous definitions	(197)	(4,967)	(9,934)	(45)	(1,142)	(2,284)	(89)	(2,251)	(4,502)
Total excluding correlation of risk factors		(12,619)	(1,796,579)	(3,442,879)	(18,246)	(1,961,756)	(3,812,149)	(20,993)	(1,055,435)	(2,061,262)
Total including correlation of risk factors		(4,187)	(1,113,743)	(2,180,501)	(11,528)	(1,513,203)	(2,935,318)	(11,711)	(660,095)	(1,281,204)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:    Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on June 28, 2013, the Real/Dollar exchange rate was R$2.25. The rate applied on the positions on June 28, 2013 was 9.42% p.a. for the 1-year fixed interest rate scenario,

Scenario 2:    25% stresses were determined based on market information. For instance, in the scenario applied to positions on June 28, 2013, the Real/Dollar exchange rate was R$2.79. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 28, 2013 was 11.76% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices, and

Scenario 3:    50% stresses were determined based on market information. For instance, in the scenario applied to positions on June 28, 2013, the Real/Dollar exchange rate was R$3.34. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 28, 2013 was 14.12% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

The liquidity risk is managed in a corporate and centralized manner, by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	509,942,530	91,894,427	48,400,474	230,883,772	-	881,121,203
Funds available	16,179,775	-	-	-	-	16,179,775
Interbank investments (2)	134,237,752	11,128,838	1,025,028	1,093,041	-	147,484,659
Securities and derivative financial instruments (1) (2)	239,551,032	3,529,739	2,895,717	63,050,486	-	309,026,974
Interbank and interdepartmental accounts	51,580,303	-	-	569,016	-	52,149,319
Loan and leasing	29,217,614	61,922,696	37,697,398	132,563,814	-	261,401,522
Other receivables and assets	39,176,054	15,313,154	6,782,331	33,607,415	-	94,878,954
Permanent assets	532,576	1,100,348	1,331,062	9,626,391	2,985,788	15,576,165
Investments	-	-	-	-	1,920,417	1,920,417
Premises and equipment	58,263	291,325	349,590	3,359,158	405,672	4,464,008
Intangible assets	474,313	809,023	981,472	6,267,233	659,699	9,191,740
Total on June 30, 2013	510,475,106	92,994,775	49,731,536	240,510,163	2,985,788	896,697,368
Total on March 31, 2013	510,799,184	101,274,805	55,596,797	223,888,118	2,907,873	894,466,777
Total on June 30, 2012	484,367,299	92,394,486	53,524,409	196,378,235	3,855,999	830,520,428

Liabilities
Current and long-term liabilities	483,068,285	79,065,257	48,069,532	219,223,705	-	829,426,779
Deposits (3)	123,031,147	15,610,811	10,633,508	59,210,059	-	208,485,525
Federal funds purchased and securities sold under agreements to repurchase (2)	201,698,323	36,649,541	10,618,720	17,858,536	-	266,825,120
Funds from issuance of securities	2,456,190	11,178,066	11,208,441	28,977,913	-	53,820,610
Interbank and interdepartmental accounts	3,792,532	-	-	-	-	3,792,532
Borrowing and onlending	3,679,387	9,031,826	9,047,527	27,362,279	-	49,121,019
Derivative financial instruments	1,676,017	489,657	202,842	772,057	-	3,140,573
Technical reserves for insurance, pension plans and capitalization bonds (3)	102,118,422	3,097,161	1,301,363	25,301,917	-	131,818,863
Other liabilities:
- Subordinated debts	554,487	737	1,756,321	33,910,561	-	36,222,106
- Other	44,061,780	3,007,458	3,300,810	25,830,383	-	76,200,431
Deferred income	661,074	-	-	-	-	661,074
Non-controlling interests in subsidiaries	-	-	-	-	582,002	582,002
Shareholders’ equity	-	-	-	-	66,027,513	66,027,513
Total on June 30, 2013	483,729,359	79,065,257	48,069,532	219,223,705	66,609,515	896,697,368
Total on March 31, 2013	477,082,938	91,275,038	45,407,591	210,654,510	70,046,700	894,466,777
Total on June 30, 2012	414,354,804	69,393,150	51,927,161	230,338,330	64,506,983	830,520,428
Net assets on June 30, 2013 YTD	26,745,747	40,675,265	42,337,269	63,623,727	-	-
Net assets on March 31, 2013 YTD	33,716,246	43,716,013	53,905,219	67,138,827	-	-
Net assets on June 30, 2012 YTD	70,012,495	93,013,831	94,611,079	60,650,984	-	-

(1)    Investments in investment funds are classified as 1 to 30 days;

(2)    Repurchase agreements are classified according to the maturity of the transactions; and

(3)    Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes Strategy and Reputation Risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Capital Management

The capital management process is performed to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and extent of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) consistent with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). The PRE calculation considers, at least, the sum of credit risk, market risk and operating risk.

Adjusting to Reference Shareholders' Equity is done daily and aims to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	2013				2012
	June 30		March 31		June 30
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	66,027,513	66,027,513	69,442,098	69,442,098	63,920,088	63,920,088
Reduction of deferred assets - CMN Resolution 3444/07	(108,124)	(205,192)	(112,918)	(206,332)	(139,872)	(223,833)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07	3,593,253	3,593,253	(1,731,929)	(1,731,929)	(1,865,419)	(1,865,419)
Non-controlling interests/other	189,226	582,002	185,778	604,602	187,211	586,895
Reference shareholders’ equity - Tier I	69,701,868	69,997,576	67,783,029	68,108,439	62,102,008	62,417,731
Total of gains/losses of adjustments to market value in available for sale and derivatives - CMN Resolution 3444/07	(3,593,253)	(3,593,253)	1,731,929	1,731,929	1,865,419	1,865,419
Subordinated debt/other	26,354,543	26,354,543	27,008,547	27,008,547	26,025,344	26,025,344
Reference shareholders’ equity - Tier II	22,761,290	22,761,290	28,740,476	28,740,476	27,890,763	27,890,763
Total reference shareholders’ equity (Tier I + Tier II)	92,463,158	92,758,866	96,523,505	96,848,915	89,992,771	90,308,494
Deduction of instruments for funding - CMN Resolution 3444/07	(129,858)	(129,858)	(128,887)	(128,887)	(107,052)	(107,052)
Reference shareholders’ equity (a)	92,333,300	92,629,008	96,394,618	96,720,028	89,885,719	90,201,442
Capital allocation (by risk)
- Credit risk	53,435,935	52,713,838	55,043,902	54,343,075	53,055,883	52,050,305
- Market risk	10,321,359	10,321,359	10,617,396	10,617,396	3,142,932	3,142,932
- Operational risk	2,397,142	3,354,289	2,397,142	3,354,289	2,543,458	3,312,555
Required reference shareholders’ equity (b)	66,154,436	66,389,485	68,058,440	68,314,760	58,742,273	58,505,792
Margin (a-b)	26,178,864	26,239,523	28,336,178	28,405,268	31,143,446	31,695,650
Risk-weighted assets (c)	601,403,964	603,540,777	618,713,096	621,043,272	534,020,665	531,870,834
Capital adequacy ratio (a/c)	15.4%	15.4%	15.6%	15.6%	16.8%	17.0%

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Notes to the Consolidated Financial Statements

b)      Market value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2013		2013		2012	2013		2012
	June 30		June 30	March 31	June 30	June 30	March 31	June 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	309,026,974	310,861,713	(1,334,762)	8,121,992	8,140,573	1,834,739	2,418,145	2,221,338
- Adjustment of available-for-sale securities (Note 8 cII)			(3,169,501)	5,703,847	5,919,235	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			1,834,739	2,418,145	2,221,338	1,834,739	2,418,145	2,221,338
Loan and leasing (Notes 2, 3g and 10) (1)	305,573,551	306,452,770	879,219	1,333,593	1,536,523	879,219	1,333,593	1,536,523
Investments (Notes 3j and 13) (2)	1,920,417	15,121,341	13,200,924	12,109,212	12,710,628	13,200,924	12,109,212	12,710,628
Treasury shares (Note 23d)	197,301	240,340	-	-	-	43,039	84,490	12,764
Time deposits (Notes 3n and 16a)	98,572,968	98,275,585	297,383	238,234	177,450	297,383	238,234	177,450
Funds from issuance of securities (Note 16c)	53,820,610	53,995,887	(175,277)	(161,585)	(263,296)	(175,277)	(161,585)	(263,296)
Borrowing and onlending (Notes 17a and 17b)	49,121,019	49,291,131	(170,112)	(137,600)	90,355	(170,112)	(137,600)	90,355
Subordinated debts (Note 19)	36,222,106	36,913,250	(691,144)	(1,177,596)	(848,547)	(691,144)	(1,177,596)	(848,547)
Unrealized gains excluding tax			12,006,231	20,326,250	21,543,686	15,218,771	14,706,893	15,637,215

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

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Notes to the Consolidated Financial Statements

Determination of the market value of financial instruments:

•   Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•   Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•   Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and our market rates for the same product at the reporting date.

34)  EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIES.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIES.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

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Notes to the Consolidated Financial Statements

On December 31, 2012, according to CPC 33 – Employee Benefit, as approved by CVM Resolution 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

Bradesco’s foreign branches and subsidiaries provide their employees and directors with a pension plan in accordance with standards set locally by the authorities accumulating funds throughout the participant’s career.

Expenses relating to contributions made in the first half of 2013 totaled R$307,900 thousand (R$263,260 thousand in the first half of 2012) and R$149,857 thousand in the second quarter of 2013 (R$158,043 thousand in the first quarter of 2013).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$1,350,482 thousand in the first half of 2013 (R$1,265,043 thousand in the first half of 2012) and R$680,127 thousand in the second quarter of 2013 (R$670,355 thousand in the first quarter of 2013).

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Income before income tax and social contribution	3,042,164	4,695,287	7,737,451	7,494,851
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,216,865)	(1,878,115)	(3,094,980)	(2,997,940)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	4,755	1,333	6,088	23,511
Non-deductible expenses, net of non-taxable income	(111,161)	(102,806)	(213,967)	(220,114)
Interest on shareholders’ equity (2)	320,553	316,666	637,219	619,400
Other amounts (3)	938,168	(85,618)	852,550	739,563
Income tax and social contribution for the period	(64,550)	(1,748,540)	(1,813,090)	(1,835,580)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11727/08, remaining at 9% for other companies (Note 3h);

(2)  Includes paid and payable interest on shareholders’ equity; and

(3)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

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Notes to the Consolidated Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2013			2012
	2nd Quarter	1st Quarter	1st Half	1st Half
Current taxes:
Income tax and social contribution payable	(1,964,143)	(3,554,148)	(5,518,291)	(4,453,355)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	1,991,765	2,014,332	4,006,097	2,684,127
Use of opening balances of:
Social contribution loss	(42,791)	(189,707)	(232,498)	(42,519)
Income tax loss	(72,104)	(69,914)	(142,018)	(105,653)
Recording in the period on:
Social contribution loss	6,181	35,064	41,245	47,700
Income tax loss	16,542	15,833	32,375	34,120
Total deferred taxes	1,899,593	1,805,608	3,705,201	2,617,775
Income tax and social contribution for the period	(64,550)	(1,748,540)	(1,813,090)	(1,835,580)

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c)   Deferred income tax and social contribution

		R$ thousand
	Balance on 12.31.2012	Amount recorded	Amount realized	Balance on 6.30.2013	Balance on 3.31.2013	Balance on 6.30.2012
Allowance for loan losses	12,175,635	3,218,700	1,123,066	14,271,269	13,257,898	12,382,967
Civil provisions	1,473,051	198,869	175,694	1,496,226	1,500,316	1,351,121
Tax provisions	4,953,069	517,261	19,116	5,451,214	5,257,011	4,500,571
Labor provisions	987,394	246,427	258,406	975,415	985,390	959,945
Provision for devaluation of securities and investments	411,399	525	557	411,367	411,907	414,735
Provision for devaluation of foreclosed assets	185,942	90,433	72,820	203,555	188,645	104,501
Adjustment to market value of trading securities	15,072	18,432	3,023	30,481	196,070	14,857
Amortization of goodwill	356,837	1,538	30,357	328,018	337,909	372,692
Provision for interest on shareholders’ equity (1)	-	127,152	-	127,152	226,158	317,680
Other	1,697,152	1,705,422	435,623	2,966,951	1,908,579	1,655,653
Total deductible taxes on temporary differences	22,255,551	6,124,759	2,118,662	26,261,648	24,269,883	22,074,722
Income tax and social contribution losses in Brazil and abroad	1,697,087	73,620	374,516	1,396,191	1,488,363	447,044
Subtotal (2)	23,952,638	6,198,379	2,493,178	27,657,839	25,758,246	22,521,766
Adjustment to fair value of available-for-sale securities (2)	109,446	1,938,357	31,961	2,015,842	122,240	443,244
Social contribution - Provisional Measure 2158-35/01 (3)	140,842	-	-	140,842	140,842	140,842
Total deferred tax assets (Note 11b)	24,202,926	8,136,736	2,525,139	29,814,523	26,021,328	23,105,852
Deferred tax liabilities (Note 34f)	7,996,282	546,260	4,287,418	4,255,124	5,888,391	7,532,884
Deferred tax assets, net of deferred tax liabilities	16,206,644	7,590,476	(1,762,279)	25,559,399	20,132,937	15,572,968
- Percentage of net deferred tax assets on reference shareholders’ equity (Note 32a)	16.7%			27.6%	20.8%	17.3%
- Percentage of net deferred tax assets over total assets	1.8%			2.9%	2.3%	1.9%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit;

(2)  Deferred taxes from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11727/08 (Note 3h); and

(3)  Up to the end of 2013, the amount of R$54,876 thousand should be realized, which will be recorded when effectively used (item d).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2013	3,755,378	2,193,759	111,988	74,694	54,876	6,190,695
2014	5,288,610	3,086,781	329,266	205,211	85,966	8,995,834
2015	4,997,461	2,913,233	196,364	168,930	-	8,275,988
2016	1,094,581	631,306	32,802	77,012	-	1,835,701
2017	1,468,317	769,588	127,875	71,976	-	2,437,756
2018 (1st half)	39,492	23,142	53	20	-	62,707
Total	16,643,839	9,617,809	798,348	597,843	140,842	27,798,681

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$26,429,024 thousand (R$24,667,235 thousand on March 31, 2013 and R$21,544,937 thousand on June 30, 2012), of which R$24,973,521 thousand (R$23,119,253 thousand on March 31, 2013 and R$20,999,136 thousand on June 30, 2012) refers to temporary differences, R$1,317,754 thousand (R$1,410,832 thousand on March 31, 2013 and R$416,172 thousand on June 30, 2012) to income tax and social contribution losses and R$137,749 thousand (R$137,150 thousand on March 31, 2013 and R$129,629 thousand on June 30, 2012) of social contribution tax credit, pursuant to Provisional Measure 2158-35.

e)   Unrecognized deferred tax assets

On June 30, 2013, deferred tax assets of R$464,284 thousand (R$464,253 thousand on March 31, 2013 and R$1,478,186 thousand on June 30, 2012) has not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Mark-to-market adjustment of derivative financial instruments	757,879	2,410,511	3,312,670
Difference in depreciation	1,823,987	2,131,802	2,925,560
Judicial deposit and others	1,673,258	1,346,078	1,294,654
Total	4,255,124	5,888,391	7,532,884

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law 11727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of
R$427,237,752 thousand as at June 30, 2013 (R$435,379,885 thousand on March 31, 2013 and R$383,588,580 thousand on June 30, 2012).

b)   Consortia funds

	R$ thousand
	2013		2012
	June 30	March 31	June 30
Monthly estimate of funds receivable from consortium members	326,415	313,651	274,134
Contributions payable by the group	16,119,602	15,830,920	14,367,536
Consortium members - assets to be included	14,388,684	14,085,985	12,846,148
Credits available to consortium members	3,565,510	3,487,634	3,326,158

	In units
	2013		2012
	June 30	March 31	June 30
Number of groups managed	3,054	2,972	2,735
Number of active consortium members	821,004	780,098	676,087
Number of assets to be included	407,524	398,264	187,526

c)   In the second quarter of 2013, Bacen amended and redefined the regulations relating to reserve requirement on short exchange position. It showed the following effects:

Description	Current regulation	Previous regulation
Reserve requirement on short exchange position	The enforcement of the reserve requirement for financial institutions is calculated by applying a 0% rate on amount exceeding US$3 billion.	The enforcement of the reserve requirement for financial institutions is calculated by applying a 60% rate on amount exceeding US$3 billion.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3566/08 - Impairment of Assets (CPC 01);

•       Resolution 3604/08 - Statement of Cash Flows (CPC 03);

•       Resolution 3750/09 - Related Party Disclosures (CPC 05);

•       Resolution 3823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3973/11 - Subsequent Events (CPC 24);

•       Resolution 3989/11 - Share-based Payment (CPC 10);

•       Resolution 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•       Resolution 4144/12 - Framework (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

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Notes to the Consolidated Financial Statements

CMN Resolution 3786/09 and Bacen Circular Letters 3472/09 and 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, as from December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 28, 2013, Bradesco published its consolidated financial statements for December 31, 2012 and 2011 on its website, in accordance with IFRS standards. Management believes that net income and shareholders´ equity as at June 30, 2013 do not differ significantly from the nature or amounts disclosed on December 31, 2012 under IFRS, as issued by the IASB.

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Management Bodies

Reference Date: July 8, 2013

Board of Directors	Department Directors (continued)	Audit Committee
	Guilherme Muller Leal	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	João Albino Winkelmann	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	João Carlos Gomes da Silva	Romulo Nagib Lasmar
	Joel Antonio Scalabrini	Osvaldo Watanabe
Vice-Chairman	Johan Albino Ribeiro
Antônio Bornia	Jorge Pohlmann Nasser	Compliance and Internal Control Committee
	José Luis Elias	Mário da Silveira Teixeira Júnior – Coordinator
Members	José Luiz Rodrigues Bueno	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Ramos Rocha Neto	Milton Matsumoto
João Aguiar Alvarez	Júlio Alves Marques	Julio de Siqueira Carvalho de Araujo
Denise Aguiar Alvarez	Laércio Carlos de Araújo Filho	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Layette Lamartine Azevedo Júnior	Marco Antonio Rossi
Carlos Alberto Rodrigues Guilherme	Lúcio Rideki Takahama	Alexandre da Silva Glüher
Milton Matsumoto	Luiz Alves dos Santos	Clayton Camacho
	Luiz Carlos Brandão Cavalcanti Junior	Frederico William Wolf
	Marcelo Santos Dall’Occo	Roberto Sobral Hollander
Board of Executive Officers	Marcos Aparecido Galende	Rogério Pedro Câmara
Marcos Bader
Executive Officers	Marcos Daré	Executive Disclosure Committee
	Marlene Morán Millan	Luiz Carlos Angelotti - Coordinator
Chief Executive Officer	Marlos Francisco de Souza Araújo	Julio de Siqueira Carvalho de Araujo
Luiz Carlos Trabuco Cappi	Nobuo Yamazaki	Domingos Figueiredo de Abreu
	Octavio Manoel Rodrigues de Barros	Marco Antonio Rossi
Executive Vice-Presidents	Paulo Aparecido dos Santos	Alexandre da Silva Glüher
Julio de Siqueira Carvalho de Araujo	Paulo Faustino da Costa	Moacir Nachbar Junior
Domingos Figueiredo de Abreu	Roberto Sobral Hollander	Antonio José da Barbara
José Alcides Munhoz	Rogério Pedro Câmara	Marcelo Santos Dall’Occo
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Marcos Aparecido Galende
Sérgio Alexandre Figueiredo Clemente	Walkiria Schirrmeister Marquetti	Paulo Faustino da Costa
Marco Antonio Rossi		Haydewaldo R. Chamberlain da Costa
Directors
Managing Directors	Antonio Chinellato Neto	Ethical Conduct Committee
Maurício Machado de Minas	Cláudio Borges Cassemiro	Milton Matsumoto - Coordinator
Alexandre da Silva Glüher	João Sabino	Carlos Alberto Rodrigues Guilherme
Alfredo Antônio Lima de Menezes	Osmar Roncolato Pinho	Julio de Siqueira Carvalho de Araujo
André Rodrigues Cano	Paulo Manuel Taveira de Oliveira Ferreira	Domingos Figueiredo de Abreu
Josué Augusto Pancini	Roberto de Jesus Paris	Marco Antonio Rossi
Luiz Carlos Angelotti		Alexandre da Silva Glüher
Marcelo de Araújo Noronha	Regional Officers	André Rodrigues Cano
Nilton Pelegrino Nogueira	Alex Silva Braga	Josué Augusto Pancini
	Almir Rocha	Clayton Camacho
Deputy Directors	Antonio Gualberto Diniz	Frederico William Wolf
Altair Antônio de Souza	Antonio Piovesan	Glaucimar Peticov
André Marcelo da Silva Prado	Carlos Alberto Alástico	José Luiz Rodrigues Bueno
Denise Pauli Pavarina	Delvair Fidêncio de Lima	Júlio Alves Marques
Luiz Fernando Peres	Francisco Aquilino Pontes Gadelha	Rogério Pedro Câmara
Moacir Nachbar Junior	Francisco Assis da Silveira Junior
Octávio de Lazari Júnior	Geraldo Dias Pacheco	Integrated Risk Management and Capital Allocation Committee
	João Alexandre Silva	Julio de Siqueira Carvalho de Araujo - Coordinator
Department Directors	José Sergio Bordin	Domingos Figueiredo de Abreu
Adineu Santesso	Leandro José Diniz	José Alcides Munhoz
Amilton Nieto	Luis Carlos Furquim Vermieiro	Aurélio Conrado Boni
André Bernardino da Cruz Filho	Mauricio Gomes Maciel	Sérgio Alexandre Figueiredo Clemente
Antonio Carlos Melhado	Volnei Wulff	Marco Antonio Rossi
Antonio José da Barbara	Wilson Reginaldo Martins	Alexandre da Silva Glüher
Arnaldo Nissental		Alfredo Antônio Lima de Menezes
Aurélio Guido Pagani	Compensation Committee	Luiz Carlos Angelotti
Cassiano Ricardo Scarpelli	Lázaro de Mello Brandão - Coordinator	Marlos Francisco de Souza Araújo
Clayton Camacho	Antônio Bornia	Roberto Sobral Hollander
Diaulas Morize Vieira Marcondes Junior	Mário da Silveira Teixeira Júnior
Douglas Tevis Francisco	Luiz Carlos Trabuco Cappi	Fiscal Council
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	Sitting Members
Eurico Ramos Fabri	Milton Matsumoto	Nelson Lopes de Oliveira - Coordinator
Fernando Antônio Tenório	Sérgio Nonato Rodrigues	João Carlos de Oliveira
Fernando Roncolato Pinho		Domingos Aparecido Maia
Frederico William Wolf		Deputy Members
Glaucimar Peticov		Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira
João Batistela Biazon
General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant-CRC 1SP201309/O-6		Júlio Alves Marques – Ombudsman

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Independent Auditors’ Report on the Consolidated Financial Information

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at June 30, 2013, the consolidated statements of income, changes in equity and cash flows for the semester then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, above mentioned , present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at June 30, 2013, and of its consolidated financial performance and its consolidated cash flows for the semester then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A’s Management, for the semester ended June 30, 2013, which submission is required by publicly-held companies under the Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Review of corresponding amounts for the first and second quarters of 2013

The consolidated balance sheet information as of March 31, 2013 and the related consolidated statements of income, cash flows, value added and the statement of changes in shareholders’ equity for the first and second quarters of 2013, which are presented herein by the Bradesco’s Management as supplemental information, were reviewed by us, on which we issued reports that did not contain any modifications, dated April 19, 2013 with reference to March 31, 2013 and the first quarter of 2013, and July 19, 2013 with reference to the second quarter of 2013.

Osasco, July 19, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Summary of the Audit Committee's Report

Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil, applicable to institutions the Brazilian Central Bank (Bacen) authorizes to operate, the rules of the National Monetary Council, the Bacen, the Brazilian Securities and Exchange Commission (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Supplementary Healthcare Agency (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Audit is in charge of examining the financial statements and issuing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to Bacen and CVM.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br, in the Corporate Governance area.

Activities in the First Half of 2013

The Audit Committee attended 99 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2013 was focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•  process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information;

•  the credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Bacen’s rules about the issue. With regard to market risk, Bacen approved on November 29, 2012 the use of internal model as of January 1, 2013;

•  the improvement of internal controls systems deriving from projects in the IT and Internal Control and Compliance areas.

Internal Controls Systems

Based on the work program and agenda established for the first half of 2013, the Audit Committee was informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business and Internal Control and Compliance areas.

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Summary of the Audit Committee's Report

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

Independent Audit

The planning of the independent audit for 2013 was discussed with KPMG Auditores Independentes (KPMG) and, throughout the first half of 2013, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit considered several works in line with issues covered by the Committee’s agenda in its planning for 2013.

Throughout the first half of 2013, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the evaluation of the results thereof, the Audit Committee found that the Internal Audit had adequately met the demands of the Committee and the needs and requirements of the Organization and regulatory bodies.

Consolidated Financial Statements

In the first half of 2013, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly and half-yearly financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that Bacen authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and half-yearly balance sheets, the Committee held meetings with KPMG to assess the aspects of independence of auditors and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the half-year ended June 30, 2013.

Cidade de Deus, Osasco, SP, July 19, 2013

CARLOS ALBERTO RODRIGUES GUILHERME
(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO
ROMULO NAGIB LASMAR
OSVALDO WATANABE

212           Report on Economic and Financial Analysis – June 2013

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Fiscal Council's Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the first half of 2013, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, Resolution 3059/02 of the National Monetary Council, and Bacen Circular Letter 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, July 19, 2013

Nelson Lopes de Oliveira

Domingos Aparecido Maia

João Carlos de Oliveira

Bradesco 213

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 23, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.